CHEVALIER

其士泛亞控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER PACIFIC HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1228 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669



Ref: CSD-L55-07
Exemption No. #82-4201

May 25, 2007

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

RECEIVED

Dear Sir

Re: Chevalier Pacific Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier Pacific Holdings Limited (Formerly known as Chevalier iTech Holdings Limited), a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
CHEVALIER PACIFIC HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc

其士泛亞控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER PACIFIC HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1228 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com
DIRECT FAX: (852) 2757 5669

Ref: CSD-L55-07
Exemption No. #82-4201

May 25, 2007

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

RECEIVED
2007 JUN -1 A 10: 09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Re: Chevalier Pacific Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier Pacific Holdings Limited (Formerly known as Chevalier iTech Holdings Limited), a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER PACIFIC HOLDINGS LIMITED

Pls sign & return

Acknowledge Receipt :

x

Kan Ka Hon
Director

Date ____________________

Encl

NK/AM/nc

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

MAJOR AND CONNECTED TRANSACTION
RESUMPTION OF TRADING



CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION

On 12 March 2007, CiTL as the Vendor and CIHL as the Purchaser entered into the Agreement pursuant to which CiTL agreed to dispose of and CIHL, via its wholly-owned subsidiary, agreed to purchase each of the Sale Companies and the Sale Assets together with all rights at the Cut-off Time and thereafter attaching or accruing thereto for an aggregate consideration of approximately HK$56 million, subject to adjustment upon Completion. In addition, CIHL also undertakes to procure the settlement by the Sale Companies of all amounts due by the Sale Companies to CiTL Group which amounted to approximately HK$35 million, subject to adjustment upon Completion.

The Disposal, when aggregated with the Settlement, constitutes a major transaction for CiTL under Chapter 14 of the Listing Rules and a connected transaction under Chapter 14A of the Listing Rules as CIHL, a substantial shareholder of CiTL, is the purchaser. The Disposal therefore requires the approval by the independent CiTL Shareholders at the SGM to be convened to consider and, if thought fit, approve the Agreement and the transaction contemplated thereunder. As CIHL has material interest in the Disposal which is different from other CiTL Shareholders, CIHL and its associates are required to abstain from voting at the SGM. By virtue of Dr. Chow's 53.97% interest in CIHL, Dr. Chow and his associates are also required to abstain from voting at the SGM. A circular containing, among other things, further details of the Agreement, financial information relating to CiTL Group, the notice of the SGM and other information as required under the Listing Rules, will be despatched to the CiTL Shareholders as soon as practicable.

The Disposal, when aggregated with the Settlement, constitutes a discloseable transaction for CIHL under Chapter 14 of the Listing Rules. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the CIHL Shareholders as soon as possible practicable.

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Tuesday, 13 March 2007 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Thursday, 15 March 2007.

THE AGREEMENT DATED 12 MARCH 2007

1. Parties

Purchaser: CIHL

Vendor: CiTL

The Agreement was entered into by CIHL and CiTL after the close of the trading hours on 12 March 2007.

2. Assets to be disposed of by CiTL and to be acquired by CIHL Group

Pursuant to the Agreement, CiTL agreed to dispose of and CIHL, via its wholly-owned subsidiary, agreed to purchase the Sale Business, which comprises:

(a) The Sale Shares, representing the entire equity interest of each of the Sale Companies. The following table sets out the principal business carried out by each of the Sale Companies and/or through their subsidiaries and associate.

Sale Companies	*Principal businesses*
Chevalier (Thailand) Limited	Trading of computer, office equipment and installation of system
Chevalier (OA) Holdings Limited	Trading of computer, office equipment and installation of system
Chevalier Investments (B.V.I.) Limited	Inactive
Great Time Properties Limited	Inactive
Cavalier Properties Limited	Inactive
其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*	Trading of computer
廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)*	Information technology maintenance services

The unaudited consolidated net asset value of the Sale Companies as at 31 January 2007, which is prepared in accordance with the HKFRS, amounted to approximately HK$61 million.

(b) The Sale Assets, comprising all the assets and liabilities of Chevalier iTech Limited that relates to the IT Business which amounted to an unaudited net asset deficit of approximately HK$5 million as at 31 January 2007 which is prepared in accordance with the HKFRS.

Given Chevalier (OA) Holdings Limited, being one of the Sale Companies, is also the intermediate holding company of certain subsidiaries engaging in other businesses unrelated to the IT Business, such subsidiaries not engaging in the IT Business (i.e. the Excluded COA Companies) and the assets held by it and its subsidiaries not used in connection with the Sale Business (i.e. the Excluded Assets) will be excluded from the Disposal. Whereas Chevalier iTech Limited, not being one of the Sale Companies, has certain assets and liabilities related to the IT Business, therefore all such assets and liabilities (i.e. the Sale Assets) will be disposed of by CiTL pursuant to the Agreement.

Set out below is the financial information of the Sale Companies and the Sale Assets for each of the two years ended 31 March 2005 and 2006 prepared in accordance with the HKFRS:

	Year ended 31 March	
	2005	2006
	HK$ million	*HK$ million*
Turnover (audited)	574.9	549.0
Profit before taxation (audited)	1.5	18.4
Profit after taxation and minority interest (unaudited)	1.2	17.4

3. Consideration

The Aggregate Consideration is approximately HK$56 million, being the aggregate net asset value of both the Sale Shares and the Sale Assets as at 31 January 2007. The Aggregate Consideration shall be adjusted with reference to the Net Asset Statement (to be reviewed by accountants as agreed by the Vendor and the Purchaser). In the event the aggregate adjusted net asset value of the Sale Shares and the Sale Assets as set out in the Net Asset Statement is different from HK$56 million, the Aggregate Consideration shall be adjusted accordingly on a dollar-to-dollar basis with no limit to such adjustment. The aggregate adjusted net asset value of the Sale Shares and the Sale Assets as set out in the Net Asset Statement is not expected to be negative.

The Purchaser will pay to the Vendor a refundable deposit of approximately HK$56 million in cash within three Business Days after the conditions precedent as set out in 4(a) below is fulfilled. The Aggregate Consideration (subject to adjustment pursuant to the Net Asset Statement) less the aforesaid refundable deposit shall be payable by the Purchaser to the Vendor at Completion, in cash from internal resources of CIHL Group. In the event the refundable deposit exceeds the Aggregate Consideration payable, the Vendor shall return the excess, without interest, to the Purchaser upon Completion.

4. Conditions precedent

Completion is conditional upon satisfaction of all of the following conditions by not later than 30 September 2007 or such later date as may be agreed between CiTL and CIHL:

(a) the transactions envisaged by, and the performance of the obligations by the Vendor pursuant to, the Agreement being approved by a simple majority of shareholders of the Vendor (excluding those shareholders prohibited by the Listing Rules from voting on the relevant resolution) voting at the SGM;

(b) the transactions envisaged by, and the performance of the obligations by the Purchaser pursuant to, the Agreement being approved by the Board of CIHL (including the independent non-executive directors of CIHL);

(c) all necessary consents and authorisations which may be required to implement the Agreement under any existing contractual arrangements, or under loan or finance documentation, having been obtained;

(d) all authorisations, consents and approvals of all governmental or regulatory authorities, agencies or bodies which the Purchaser reasonably consider necessary or required (after prior consultation with the Vendor) for the purposes of the transactions contemplated by the Agreement having been obtained including without limiting the generality of the foregoing:

(i) all consents or approval from the original approval authority in the PRC required in relation to the transfer of registered capital in the two wholly-owned foreign enterprises established in the PRC, namely其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)* and 廣州其士科技工程有限公司(Guangzhou Chevalier iTech Services Co., Ltd.)*; and

(ii) if required, all consents or approvals from the original approval authority in Thailand required in relation to the transfer of the Sale Shares in respect of Chevalier (Thailand) Limited and its subsidiaries;

(e) the completion of transfer of interests in the Excluded Assets, in particular, the Excluded COA Companies by Chevalier (OA) Holdings Limited to the Vendor or other subsidiaries of the Vendor and the payment of all stamp duties related (or otherwise waived by the Stamp Duty Office of Hong Kong, if applicable);

(f) the due publication and completion by the Vendor and the Purchaser of the notice of transfer in accordance with the provisions of Section 4 of the Transfer of Businesses (Protection of Creditors) Ordinance (Chapter 49 of the Laws of Hong Kong) in respect of the Sale Business; and

(g) the issue of the Net Asset Statement, reviewed by such accountants as agreed by the Vendor and the Purchaser.

Save for conditions (c) and (d) above, none of the conditions precedent can be waived.

In the event that the above conditions are not fulfilled or waived by the parties in writing by 30 September 2007 or such later date as may be agreed between the parties, all rights, obligations and liabilities of the parties to the Agreement will cease and determine and no party will have any claim against the other save for any antecedent breach and the return of the refundable deposit which has been paid by the Purchaser to the Vendor without interest.

5. Completion

Completion shall take place on the third Business Day following the day on which all the above conditions are fulfilled or waived or such other date as the parties may agree.

6. Other terms of the Agreement

(a) all revenues, incomes, liabilities and receivables arising out of or in connection with the Sale Business after the Cut-off Time, and as shown on the business records which relate to the Sale Business at or after the Cut-off Time shall belong to the Purchaser;

(b) CIHL undertakes to CiTL to procure the settlement by the Sale Companies to CiTL or its subsidiaries all amounts due by the Sale Companies, which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion; and

(c) CIHL undertakes to procure the release of CiTL from all guarantees and letters of undertaking given by it in respect of the obligations of the Sale Companies, and otherwise disclosed in writing to CIHL prior to the Completion Date and to indemnify CiTL Group and keep them indemnified and held harmless against all claims, losses, damages, costs, expenses and liabilities arising out of such guarantees and letters of undertaking until such guarantees and letters of undertaking have been released from the time immediately following Completion.

REASONS FOR THE DISPOSAL

Following completion of the acquisition of Pacific Coffee in May 2005, CiTL acquired SEL, which traded under the name "Igor's". SEL, through its subsidiaries, operates over 20 food and beverage outlets in Hong Kong. It is disclosed in CiTL's 2005/2006 annual report that the Board of CiTL intends to further develop CiTL Group's food and beverage business to obtain economy of scale and broaden the income stream and further explore investment opportunities in food and beverage business in Hong Kong and neighbouring regions. The respective Boards of CiTL and CIHL consider that the Disposal realigns CiTL's business focus and resources and is in line with CiTL Group's business strategy. After the Disposal, the Sale Companies will cease to be subsidiaries of CiTL and CiTL will cease to engage in the IT Business. CiTL has no present intention to dispose of any other business segments.

In view of the above, the respective Boards of CiTL and CIHL (save for the independent non-executive directors of CiTL who would reserve their views until receipt of the letter of advice from the independent financial adviser) consider the terms of the Disposal, including the Aggregate Consideration and its payment terms, are on normal commercial terms and are fair and reasonable and that the Disposal is in the interest of CiTL and CIHL and their respective shareholders.

FINANCIAL EFFECT OF THE DISPOSAL

As the Sale Companies and the Sale Assets are to be disposed of at their respective net asset values with fair value adjustment on properties, a gain of approximately HK$6 million is expected to arise from the Disposal for CiTL.

USE OF PROCEEDS

The sale proceeds from the Disposal will be applied as general working capital of CiTL after Completion.

OTHER INFORMATION

CiTL is an investment holding company which, prior to the Disposal, through its subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

After the Disposal, CiTL Group will cease to engage and CIHL Group will directly engage in the IT Business.

There is no present intention to change the composition of the respective Boards of CIHL and CiTL.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Disposal, when aggregated with the Settlement, constitutes a major transaction for CiTL. The Disposal also constitutes a connected transaction for CiTL under the Listing Rules as CIHL, a substantial shareholder of CiTL, is the purchaser and therefore requires the approval by the independent CiTL Shareholders at the SGM to be convened to consider and, if thought fit, approve the Agreement and transaction contemplated thereunder. As CIHL has material interest in the Disposal which is different from other CiTL Shareholders, CIHL and its associates are required to abstain from voting at the SGM. By virtue of Dr. Chow's 53.97% interest in CIHL, Dr. Chow and his associates are also required to abstain from voting at the SGM. A circular containing, among other things, further details on the Agreement, financial information relating to CiTL Group, the notice of the SGM and other information as required under the Listing Rules, will be despatched to the CiTL Shareholders as soon as practicable.

The Disposal, when aggregated with the Settlement, constitutes a discloseable transaction for CIHL under the Listing Rules. Given the Board of CIHL considers that the Disposal is not price-sensitive to CIHL and the Disposal only constitutes a discloseable transaction for CIHL which does not require suspension in trading in CIHL's shares pursuant to Rule 14.37 of the Listing Rules, CIHL has not applied for suspension in trading in CIHL's shares. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the CIHL Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Tuesday, 13 March 2007 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Thursday, 15 March 2007.

TERMS USED IN THIS ANNOUNCEMENT

"Aggregate Consideration"	the aggregate consideration for the sale and purchase of the Sale Companies and the Sale Assets
"Agreement"	the agreement dated 12 March 2007 entered into between CiTL and CIHL in relation to the sale and purchase of the Sale Companies and the Sale Assets
"Board"	board of directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are general open for banking business in Hong Kong
"CIHL" or "Purchaser"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CIHL Group"	CIHL and its subsidiaries, not including CiTL Group for the purpose of this announcement
"CIHL Shareholders"	shareholder(s) of CIHL

"CiTL" or "Vendor"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 56.7% owned subsidiary of CIHL
"CiTL Group"	CiTL and its subsidiaries
"CiTL Shareholders"	shareholder(s) of CiTL
"Completion"	completion of the Agreement
"Completion Date"	the third Business Day following the day on which all the conditions precedent to the Agreement are fulfilled or waived or such other date as the parties may agree
"Cut-off Time"	1 April 2007
"Disposal"	disposal of the Sale Companies and the Sale Assets pursuant to the Agreement
"Dr. Chow"	Dr. Chow Yei Ching, being the beneficial owner of 53.97% of the issued share capital of CIHL and the beneficial owner of 3.58% of the issued share capital of CiTL
"Excluded Assets"	those companies, assets, contracts and rights owned, controlled or used by the Vendor which are not used in connection with or in respect of the Sale Business (including but not limited to companies and assets engaged in food and beverage business and securities investment business) and which shall be excluded from the sale and purchase under the Agreement
"Excluded COA Companies"	being subsidiaries of Chevalier (OA) Holdings Limited excluded from the sale and purchase under the Agreement
"HKFRS"	Hong Kong Financial Reporting Standards, including all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IT Business"	information technology related business carried out by the Sale Companies and their respective subsidiaries and associate in Hong Kong, the PRC, and Thailand
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Net Asset Statement"	the adjusted net assets statement of the Sale Shares and the Sale Assets as at 31 March 2007
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan for the purpose of this announcement
"Sale Assets"	all assets and liabilities of Chevalier iTech Limited relating to its IT Business

"Sale Business"	the IT Business and related business within the scope of the constituent documents of the Sale Companies which comprises of the Sale Shares and the Sale Assets
"Sale Companies"	Chevalier (Thailand) Limited, Chevalier (OA) Holdings Limited, Chevalier Investments (B.V.I.) Limited, Great Time Properties Limited, Cavalier Properties Limited, 其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*, 廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)* and their respective subsidiaries and associate
"Sale Shares"	the entire equity interest of each of the Sale Companies
"SEL"	Sinochina Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability being 49% owned by CiTL as at the date of this announcement
"Settlement"	settlement of outstanding amount due by the Sale Companies to CiTL Group which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion
"SGM"	the special general meeting to be convened by CiTL for CiTL Shareholders to consider and, if thought fit, to approve the Agreement and the transaction contemplated thereunder
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 14 March 2007

* *for identification only*

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

PROPOSED CHANGE OF COMPANY NAME
AND
APPOINTMENT OF MANAGING DIRECTOR

The Directors of the Company propose to change the name of the Company from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and adopt "其士泛亞控股有限公司" as its new Chinese name for identification purpose.

A circular containing details regarding the proposed change of name of the Company and a notice of the SGM will be dispatched to the shareholders of the Company as soon as possible.

The Board of the Company also announces that with effect from 1st April, 2007:

(1) Mr. CHOW Vee Tsung, Oscar will be appointed as Managing Director of the Company; and

(2) Mr. FUNG Pak Kwan will resign as Managing Director, Executive Committee Member and Remuneration Committee Member of the Company.

CHANGE OF NAME OF THE COMPANY

The board of directors (the "Board") of Chevalier iTech Holdings Limited (the "Company") proposes to change the name of the Company from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and adopt "其士泛亞控股有限公司" as its new Chinese name for identification purpose.

The proposed change of name of the Company is to signify the re-alignment of the Company's business focus and resources in recent years. The Board of the Company considers that the proposed new name of the Company provides a better identification of the Company's new development, which the Board of the Company considers it is in the interest of the Company and its shareholders as a whole.

The proposed change of name of the Company is subject to (i) the passing of a special resolution by the shareholders of the Company at the Special General Meeting ("SGM"); and (ii) the necessary filing procedures with the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong approving the proposed change of name of the Company.

SHARE CERTIFICATES

The proposed change of name of the Company will not affect any of the rights of the existing shareholders of the Company. The share certificates bearing the Company's existing name will continue to be evidence of title and valid for trading, settlement and registration purposes. There will be arrangement for free exchange of existing share certificates for new share certificates under the new name of the Company after the change of its name has become effective. A further announcement will be made to set out the details for the arrangement on free exchange of share certificates once the change of name of the Company becomes effective.

A circular containing details regarding the proposed change of name of the Company and a notice convening the SGM to seek the approval of the shareholders of the Company will be dispatched to the shareholders of the Company as soon as possible.

APPOINTMENT OF MANAGING DIRECTOR

The Board of the Company also announces that with effect from 1st April, 2007:

(1) Mr. CHOW Vee Tsung, Oscar will be appointed as the Managing Director of the Company; and

(2) Mr. FUNG Pak Kwan will resign as Managing Director, Executive Committee Member and Remuneration Committee Member of the Company.

Mr. CHOW Vee Tsung, Oscar, aged 32, currently an Executive Director of the Company and Chevalier International Holdings Limited ("CIHL"), joined Chevalier Group in 2000. Mr. Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Vice Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and The Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a Committee Member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council. He is the son of Dr Chow Yei Ching, the Chairman of the Company and CIHL and is also a brother of Ms Lily Chow, an Executive Director of the Company. Mr. Chow is a director of Chevalier (HK) Limited ("CHK") and Firstland Company Limited ("Firstland") which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the Securities and Futures Ordinance (the "SFO").

Save as disclosed above, Mr. Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr. Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr. Chow is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. No director's emoluments were paid to Mr. Chow during the year ended 31st March, 2006.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there other matters concerning him that need to be brought to the attention of the shareholders of the Company.

The Board of the Company also announces that Mr. FUNG Pak Kwan will resign as the Managing Director, Executive Committee Member and Remuneration Committee Member of the Company for personal reasons with effect from 1st April 2007.

Mr. Fung and the Board of the Company have confirmed that they have no disagreement and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to take this opportunity to thank Mr. Fung for his invaluable contribution to the Company during his tenure of office.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 30th March 2007

* *for identification purposes only*

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Chevalier iTech Holdings Limited (the "Company") will be held at 10:00 a.m. on Wednesday, 2 May 2007 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong, for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company:

ORDINARY RESOLUTION

"**THAT** the disposal by the Company to Chevalier International Holdings Limited ("CIHL") of the IT Business (as more particularly described in the circular of the Company dated 4 April 2007, a copy of which has been initialled by the chairman of the special general meeting) pursuant to the agreement dated 12 March 2007 entered into between the Company and CIHL (the "Agreement") be and is hereby approved AND THAT the directors of the Company be and are hereby authorized to take such action and execute such documents as they may consider appropriate and expedient in respect of the completion of the proposed transaction contemplated under the Agreement."

SPECIAL RESOLUTION

"**THAT** subject to the due registration of the new name with the Registrar of Companies in Bermuda being completed, the name of the Company be changed from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and the new Chinese name of "其士泛亞控股有限公司" be adopted by the Company for identification purposes only AND THAT the directors of the Company be and are hereby authorized generally to take such action and execute such documents as they may consider necessary and expedient to effect the change of name of the Company."

Yours faithfully,
By order of the Board
Chevalier iTech Holdings Limited
Kan Ka Hon
Company Secretary

Hong Kong, 4 April 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

* *for identification purposes only*

Notes:

(1) A member entitled to attend and vote at the above meeting may appoint a proxy to attend and, on a poll vote on his behalf, and such proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed.

(2) In order to be valid, the form of proxy, together with any power of attorney or authority under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company's branch share registrar and transfer office in Hong Kong, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

(3) Completion and return of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy shall be deemed to be revoked.

(4) In case of joint holders of any share, if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

MAJOR AND CONNECTED TRANSACTION AND PROPOSED CHANGE OF COMPANY NAME

Financial adviser to Chevalier iTech Holdings Limited



SOMERLEY LIMITED

Independent financial adviser to the independent board committee and the independent shareholders of Chevalier iTech Holdings Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

A notice convening the special general meeting of Chevalier iTech Holdings Limited to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 2 May 2007 at 10:00 a.m. is set out on pages 110 to 111 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar and transfer office of Chevalier iTech Holdings Limited in Hong Kong, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible and in any event not later than 48 hours before the time for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

4 April 2007

* *For identification only*

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Aggregate Consideration"	the aggregate consideration for the sale and purchase of the Sale Shares and the Sale Assets
"Agreement"	the agreement dated 12 March 2007 entered into between the Company and CIHL in relation to the sale and purchase of the Sale Shares and the Sale Assets
"Anglo Chinese"	Anglo Chinese Corporate Finance, Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are generally open for banking business in Hong Kong
"CIHL" or "Purchaser"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"CIHL Board"	the board of directors of CIHL
"CIHL Group"	CIHL and its subsidiaries, not including the Group for the purpose of this circular
"Company" or "Vendor"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 56.7% owned subsidiary of CIHL as at the Latest Practicable Date
"Completion"	completion of the Agreement
"Completion Date"	the third Business Day following the day on which all the conditions precedent to the Agreement are fulfilled or waived or such other date as the parties to the Agreement may agree
"Cut-off Time"	1 April 2007

"Director(s)"	director(s) of the Company
"Disposal"	the proposed disposal of the Sale Shares and the Sale Assets by the Company pursuant to the Agreement
"Dr. Chow"	Dr. Chow Yei Ching, the beneficial owner of 53.97% of the issued share capital of CIHL and 3.58% of the issued share capital of the Company as at the Latest Practicable Date
"Excluded Assets"	those companies, assets, contracts and rights owned, controlled or used by the Vendor which are not used in connection with or in respect of the IT Business (including but not limited to companies and assets engaged in food and beverage business and securities investment business) and which shall be excluded from the sale and purchase under the Agreement
"Excluded COA Companies"	being subsidiaries of Chevalier (OA) Holdings Limited excluded from the sale and purchase under the Agreement
"Group"	the Company and its subsidiaries
"HKFRS"	Hong Kong Financial Reporting Standards, including all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing, all of whom independent non-executive Directors
"Independent Shareholders"	Shareholders other than CIHL, Dr. Chow and their respective associates
"IT Business"	the information technology business and related business within the scope of the constituent documents of the Sale Companies which comprise the Sale Shares and the Sale Assets
"Latest Practicable Date"	2 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules
"Net Asset Statement"	the adjusted net assets statement of the Sale Companies and the Sale Assets as at 31 March 2007
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the British Virgin Islands with limited liability on 25 July 1995
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan for the purpose of this circular
"Properties"	the properties to be disposed of by the Group to the CIHL Group under the Disposal
"Sale Assets"	all assets and liabilities of Chevalier iTech Limited relating to the IT Business
"Sale Companies"	Chevalier (Thailand) Limited, Chevalier (OA) Holdings Limited, Chevalier Investments (B.V.I.) Limited, Great Time Properties Limited, Cavalier Properties Limited, 其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*, 廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)* and their respective subsidiaries and associated companies
"Sale Shares"	the entire equity interest of each of the Sale Companies
"SEL"	Sinochina Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability and which was 49% owned by the Company as at the Latest Practicable Date
"SEL Group"	SEL and its subsidiaries
"Settlement"	settlement of outstanding amount due by the Sale Companies to the Group which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion
"SGM"	the special general meeting to be convened by the Company for the Independent Shareholders to consider and, if thought fit, to approve the Agreement and the transaction contemplated thereunder

* *The English translation is for identification only*

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	collectively, the tenancy agreements entered into by Chevalier (OA) Holdings Limited as tenant with each of Winfield Development Limited, Peak Gain Limited and Oriental Sharp Limited respectively as landlords dated 28 November 2006 in relation to the leasing of certain premises
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq. ft."	square feet
"sq. m."	square meters
"%"	per cent.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

Executive Directors:
CHOW Yei Ching *(Chairman)*
CHOW Vee Tsung, Oscar *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
CHOW Lily

Independent non-executive Directors:
YONEHARA Shinichi
WU King Cheong
KWONG Man Sing

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

4 April 2007

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION AND PROPOSED CHANGE OF COMPANY NAME

INTRODUCTION

On 12 March 2007, the Company as the Vendor and CIHL as the Purchaser entered into the Agreement pursuant to which the Company agreed to dispose of and CIHL agreed to purchase, via its wholly-owned subsidiary, the Sale Shares and the Sale Assets together with all rights at the Cut-off Time and thereafter attaching or accruing thereto for an aggregate consideration of approximately HK$56 million, subject to adjustment upon Completion. In addition, CIHL also undertakes to procure the settlement by the Sale Companies of all amounts due by the Sale Companies to the Group which amounted to approximately HK$35 million, subject to adjustment upon Completion.

* *For identification only*

The Disposal, when aggregated with the Settlement, constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and a connected transaction under Chapter 14A of the Listing Rules as CIHL, a substantial Shareholder, is the purchaser to the Agreement. The Disposal therefore requires the approval by the Independent Shareholders by way of poll at the SGM to be convened to consider and, if thought fit, to approve the Agreement and the transactions contemplated thereunder. As CIHL has material interest in the Disposal which is different from other Shareholders, CIHL and its associates are required to abstain from voting at the SGM. By virtue of Dr. Chow's 53.97% interest in CIHL, Dr. Chow and his associates are also required to abstain from voting at the SGM.

The Independent Board Committee, comprising all three independent non-executive Directors, being Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing, has been constituted by the Company to advise the Independent Shareholders. Anglo Chinese has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as regards the terms of the Agreement.

The Board proposes to change the English name of the Company from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and adopt the Chinese name "其士泛亞控股有限公司" in lieu of "其士科技控股有限公司" for identification purpose.

The purpose of this circular is to provide you with further details of the Agreement, the letter from the Independent Board Committee, the letter from Anglo Chinese, financial information relating to the Group, the notice of the SGM and other information as required under the Listing Rules.

THE AGREEMENT DATED 12 MARCH 2007

1. Parties

Vendor: The Company

Purchaser: CIHL

The Agreement was entered into by the Company and CIHL on 12 March 2007.

2. Assets to be disposed of by the Company

Pursuant to the Agreement, the Company agreed to dispose of and CIHL agreed to purchase, via its wholly-owned subsidiary, the IT Business, which comprises:

(a) the Sale Shares, representing the entire equity interest of each of the Sale Companies. The following table sets out the principal business carried out by each of the Sale Companies and/or through their subsidiaries and associated companies.

Sale Companies	*Principal businesses*
Chevalier (Thailand) Limited	Trading of computers, office equipment and installation of system
Chevalier (OA) Holdings Limited	Trading of computers, office equipment and installation of system
Chevalier Investments (B.V.I.) Limited	Inactive
Great Time Properties Limited	Inactive
Cavalier Properties Limited	Inactive
其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*	Trading of computers
廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)*	Information technology maintenance services

The unaudited consolidated net asset value of the Sale Companies as at 31 January 2007, prepared in accordance with the HKFRS, amounted to approximately HK$61 million.

(b) the Sale Assets, comprising all the assets and liabilities of Chevalier iTech Limited related to the IT Business, the unaudited net deficit of which amounted to approximately HK$5 million as at 31 January 2007, which are prepared in accordance with the HKFRS.

Chevalier (OA) Holdings Limited, one of the Sale Companies, is also the intermediate holding company of certain subsidiaries engaging in other businesses unrelated to the IT Business. Subsidiaries of Chevalier (OA) Holdings Limited not engaging in the IT Business (i.e. the Excluded COA Companies) and the assets held by it and its subsidiaries not used in connection with the IT Business (i.e. the Excluded Assets) will be excluded from the Disposal. Chevalier iTech Limited, not being one of the Sale Companies, has certain assets and liabilities related to the IT Business, and therefore all such assets and liabilities (i.e. the Sale Assets) will be disposed of by the Company pursuant to the Agreement.

* *The English translation is for identification only*

Set out below is the aggregate turnover, profit before taxation, profit after taxation and minority interest of the Sale Companies (excluding the Excluded COA Companies) and the Sale Assets for each of the two years ended 31 March 2005 and 2006 prepared in accordance with the HKFRS:

	Year ended 31 March	
	2005	**2006**
	HK$ million	*HK$ million*
Turnover (audited)	574.9	549.0
Profit before taxation (audited)	1.5	18.4
Profit after taxation and minority interest (unaudited)	1.2	17.4

3. Consideration

The Aggregate Consideration is approximately HK$56 million, being the aggregate net asset value of both the Sale Companies and the Sale Assets as at 31 January 2007, subject to adjustment. The above net asset value includes an upward fair value adjustment of approximately HK$6 million on the Properties, which are recorded at cost on the accounts of the Group according to the Group's accounting policy. Accordingly, such fair value adjustment is expected to result in a gain on the Disposal for the Company.

The Aggregate Consideration shall be adjusted with reference to the Net Asset Statement (to be reviewed by an independent firm of accountants the appointment of which shall be agreed by the Vendor and the Purchaser). In the event that the aggregate adjusted net asset value of the Sale Companies and the Sale Assets as set out in the Net Asset Statement is different from HK$56 million, the Aggregate Consideration shall be adjusted accordingly on a dollar-to-dollar basis with no limit to such adjustment. The aggregate adjusted net asset value of the Sale Companies and the Sale Assets as set out in the Net Asset Statement is not expected to be negative.

The Aggregate Consideration is not determined on a price-to-earning ("P/E") multiple basis as the profitability of the IT Business has been unstable in the past five financial years. During the five years ended 31 March 2006, the segment results (before tax) of the IT Business fluctuated from a loss of HK$8.0 million in 2002 to a gain of HK$18.4 million in 2006. The fluctuations during the past five financial years did not demonstrate any predictable trend. In view of the above, both the Company and CIHL consider that it would be difficult to determine the Aggregate Consideration by a P/E multiple basis with reference to the past profitability of the IT Business. Having considered that the Disposal is for the purpose of rationalising the structure of the Group and realigning the business focus of the Group, both of the Company and CIHL consider the net asset value basis (with fair value adjustment on the Properties) a fair and reasonable basis without compromising the financial position of either the Company or CIHL.

The Purchaser will pay to the Vendor a refundable deposit of approximately HK$56 million in cash within three Business Days after the conditions precedent as set out in 4(a) below is fulfilled. The Aggregate Consideration (subject to adjustment pursuant to the Net Asset Statement) less the aforesaid refundable deposit shall be payable by the Purchaser to the Vendor at Completion, in cash from internal resources of the CIHL Group. In the event that the refundable deposit exceeds the Aggregate Consideration payable, the Vendor shall return the excess, without interest, to the Purchaser upon Completion.

4. Conditions precedent

Completion is conditional upon satisfaction of all of the following conditions by not later than 30 September 2007 or such later date as may be agreed between the Company and CIHL:

(a) the transactions envisaged by, and the performance of the obligations by the Vendor pursuant to, the Agreement being approved by a simple majority of shareholders of the Vendor (excluding those shareholders prohibited by the Listing Rules from voting on the relevant resolution) voting at the SGM;

(b) the transactions envisaged by, and the performance of the obligations by the Purchaser pursuant to, the Agreement being approved by the CIHL Board (including the independent non-executive directors of CIHL);

(c) all necessary consents and authorisations which may be required to implement the Agreement under any existing contractual arrangements, or under loan or finance documentation, having been obtained;

(d) all authorisations, consents and approvals of all governmental or regulatory authorities, agencies or bodies which the Purchaser reasonably consider necessary or required (after prior consultation with the Vendor) for the purposes of the transactions contemplated by the Agreement having been obtained including without limiting the generality of the foregoing:

(i) all consents or approval from the original approval authority in the PRC required in relation to the transfer of registered capital in the two wholly-owned foreign enterprises established in the PRC, namely其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)* and 廣州其士科技工程有限公司(Guangzhou Chevalier iTech Services Co., Ltd.)*; and

(ii) if required, all consents or approvals from the original approval authority in Thailand required in relation to the transfer of the Sale Shares in respect of Chevalier (Thailand) Limited and its subsidiaries;

* *The English translation is for identification only*

(e) the completion of transfer of interests in the Excluded Assets, in particular, the Excluded COA Companies by Chevalier (OA) Holdings Limited to the Vendor or other subsidiaries of the Vendor and the payment of all related stamp duties (or otherwise waived by the Stamp Duty Office of Hong Kong, if applicable);

(f) the due publication and completion by the Vendor and the Purchaser of the notice of transfer in accordance with the provisions of Section 4 of the Transfer of Businesses (Protection of Creditors) Ordinance (Chapter 49 of the Laws of Hong Kong) in respect of the IT Business; and

(g) the issue of the Net Asset Statement, reviewed by such accountants as agreed by the Vendor and the Purchaser.

Save for conditions (c) and (d) above, none of the conditions precedent can be waived.

In the event that the above conditions are not fulfilled or waived by the parties in writing by 30 September 2007 or such later date as may be agreed between the parties, all rights, obligations and liabilities of the parties to the Agreement will cease and determine and no party will have any claim against the other save for any antecedent breach and the return of the refundable deposit which has been paid by the Purchaser to the Vendor without interest.

5. Completion

Completion shall take place on the third Business Day following the day on which all the above conditions are fulfilled or waived or such other date as the parties may agree.

6. Other terms of the Agreement

(a) all revenues, incomes, liabilities and receivables arising out of or in connection with the IT Business after the Cut-off Time, and as shown on the business records which relate to the IT Business at or after the Cut-off Time shall belong to the Purchaser;

(b) CIHL undertakes to the Company to procure the settlement by the Sale Companies to the Group all amounts due by the Sale Companies, which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion; and

(c) CIHL undertakes to procure the release of the Company from all guarantees and letters of undertaking given by it in respect of the obligations of the Sale Companies, and otherwise disclosed in writing to CIHL prior to the Completion Date and to indemnify the Group and keep it indemnified and held harmless against all claims, losses, damages, costs, expenses and liabilities arising out of such guarantees and letters of undertaking until such guarantees and letters of undertaking have been released from the time immediately following Completion.

INFORMATION ON THE IT BUSINESS

The history of the Group's IT Business dates back to 1983, when the Group began to distribute a wide range of Toshiba office automation equipment in Hong Kong and Macau. In 1987, the Group became the sole distributor of Toshiba computer equipment in Hong Kong. Since then, the Group has been distributing Toshiba computer equipment under sole distributorship until 1999. Despite the expiry of the sole distributorship in 1999, the distribution relationship has remained in place and the terms of purchase of Toshiba products have been agreed on a product-by-product basis.

Set out below is the turnover and segment results of the IT Business for the five years ended 31 March 2006 and for the six months ended 30 September 2005 and 30 September 2006 as extracted from the relevant annual reports and interim report of the Company:

	For the year ended 31 March					For the six months ended 30 September	
	2002	**2003**	**2004**	**2005**	**2006**	**2005**	**2006**
	HK$'million	*HK$'million*	*HK$'million*	*HK$'million*	*HK$'million*	*HK$'million*	*HK$'million*
Turnover	573.5	586.9	545.1	574.9	549.0	296.4	259.8
Segment results (before tax)	(8.0)	2.3	1.8	1.5	18.4	9.1	6.0

Turnover of the IT Business for the past five financial years has remained fairly stable, but segment results of the IT Business for the same period fluctuated dramatically. Both turnover and segment results of the IT Business for the six months ended 30 September 2006 dropped from that for the six months ended 30 September 2005. The above financials show that the IT Business has experienced no sustained growth.

BACKGROUND TO AND REASONS FOR THE DISPOSAL

Following completion of the acquisition of Pacific Coffee in May 2005, the Company acquired SEL, which traded under the name "Igor's". SEL, through its subsidiaries, operates over 20 food & beverage outlets in Hong Kong. The businesses of both Pacific Coffee and SEL have demonstrated consistent growth in profitability over the last three financial years, while the IT Business has experienced no sustained growth. With the satisfactory track record of Pacific Coffee and SEL, the Board considers that the Group's food & beverage business has more expansion and growth opportunities as compared with the IT Business. It is disclosed in the Company's circular in relation to the acquisition of SEL dated 7 February 2007 that the Board intends to further explore investment opportunities in food & beverage business in Hong Kong and neighbouring regions.

Both the Board and the CIHL Board consider that the Disposal realigns the Company's business focus and resources and is in line with the Group's business strategy. In addition, the proceeds from the Disposal may be used to fund the new business direction and/or reduce the existing debt of the Group. In view of the above, both the Board and the CIHL Board consider that the Disposal is in the interest of the Company and CIHL and their respective shareholders.

After the Disposal, the Sale Companies will cease to be subsidiaries of the Company and the Company will cease to engage in the IT Business. The Company has no present intention to dispose of any other business segments.

FINANCIAL EFFECTS OF THE DISPOSAL

Earnings

After Completion, the economic benefits of the IT Business will no longer belong to the Group. Shareholders should note that for the year ended 31 March 2006, contributions from the IT Business represented half of the profit of the Group. If the Disposal is approved and completed, the profitability of the Group may decrease significantly. The contribution from the recently acquired SEL may counter balance such profit reductions, given the continued profitability of SEL. For the year ended 31 December 2005, the SEL Group reported net profits of approximately HK$8.3 million.

As the Sale Companies and the Sale Assets are to be disposed of at their respective net asset values with fair value adjustment on the Properties, a gain of approximately HK$6 million is expected to arise from the Disposal for the Company.

As at 31 March 2006, the Group had total bank and other borrowings of approximately HK$101 million. Gearing ratio of the Group, expressed as a percentage of bank and other borrowings over total equity of approximately HK$411 million, was 24.6%. After Completion, certain borrowings related to the Sale Companies would no longer be consolidated into the Group and accordingly total borrowings of the Group would reduce to approximately HK$92 million. The gearing ratio of the Group is not expected to be materially adversely affected by the Disposal.

Assets and liabilities

Subject to completion of the Agreement, the assets and liabilities of the Sale Companies and the Sale Assets would not be consolidated into the accounts of the Group commencing from the Cut-off Time.

USE OF PROCEEDS

It is disclosed in the Company's announcement dated 14 March 2007 in relation to the Disposal that the sale proceeds from the Disposal will be applied as general working capital of the Company after Completion. Subsequent to the issue of the aforesaid announcement, the Board has reviewed the financial needs of the Group after Completion and considered that such sale proceed will be used in the food & beverage business of the Group with possible uses such as settlement of the second tranche of the SEL consideration and/or repayment of the bank loans related to the acquisition of Pacific Coffee.

The Board is yet to determine the extent to which the sale proceeds will be applied to each of the above uses. In particular, the settlement of the second tranche of the SEL consideration will only be required in 2009 pursuant to the terms of the agreement in relation to the acquisition of SEL. The Directors will review the financial needs of the Group after Completion from time to time in considering the actual use of the sale proceeds.

For information purpose, the bank loans related to the acquisition of Pacific Coffee bear interest at HIBOR plus 0.5% and is repayable by quarterly repayment. The last repayment shall be in June 2010. As at the Latest Practicable Date, the outstanding amount of such bank loans was approximately HK$89 million.

PROPOSED CHANGE OF COMPANY NAME

The Board proposes to change the English name of the Company from Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and adopt the Chinese name "其士泛亞控股有限公司" in lieu of "其士科技控股有限公司" for identification purpose so as to reflect the focus of the Group's deployment of resources in the future.

The proposed change of name of the Company will be subject to (i) approval of the Shareholders by the passing of a special resolution at the SGM; and (ii) the Registrar of Companies in Bermuda granting approval for the change of name of the Company, and shall take effect from the date on which the approval for the change of name of the Company being granted by the Registrar of Companies in Bermuda. Upon the proposed change of name of the Company becoming effective, the Company will carry out the necessary filing procedures with the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong.

The proposed change of name of the Company will not affect any of the rights of the existing Shareholders. All existing share certificates in issue bearing the present name of the Company will continue to be evidence of title to the Shares and will remain valid for trading, settlement and delivery for the same number of Shares after the change of name of the Company. Any issue of share certificates thereafter will be in the new name of the Company. There will be arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the new name of the Company. Once the change of name becomes effective, Shareholders may, if they so wish, during the period of one month, deliver

existing share certificates in respect of the shares of the Company held by them to the Company's branch registrar and transfer office in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, to exchange at the expense of the Company, for the new share certificates bearing the new name of the Company. After the expiry of such one month period, share certificates of the Company will be accepted for exchange at the expense of the Shareholders. Such exchanges will incur a fee of HK$2.50 (or such higher amount as may from time to time be charged) for each of such certificate to be issued. An announcement will be made should the change of name of the Company become effective.

THE SGM

Under the Listing Rules, the Disposal, when aggregated with the Settlement, constitutes a major transaction for the Company. The Disposal also constitutes a connected transaction for the Company under the Listing Rules as CIHL, a substantial Shareholder, is the purchaser. The Disposal therefore requires the approval by the Independent Shareholders by way of poll at the SGM to be convened to consider and, if thought fit, to approve the Agreement and the transactions contemplated thereunder. As CIHL has material interest in the Disposal which is different from other Shareholders, CIHL and its associates are required to abstain from voting at the SGM. By virtue of Dr. Chow's 53.97% interest in CIHL, Dr. Chow and his associates are also required to abstain from voting at the SGM.

The Independent Board Committee has been constituted by the Company to advise the Independent Shareholders, and Anglo Chinese has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as regards the terms of the Agreement.

Set out on pages 110 to 111 of this circular is a notice of the SGM to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong, on Wednesday, 2 May 2007 at 10:00 a.m., at which an ordinary resolution and a special resolution will be proposed and, if consider appropriate, passed to approve the Agreement and the transactions contemplated thereunder, and the proposed change of name of the Company respectively. No Shareholder is required to abstain from voting in respect of the special resolution to the SGM with regard to the proposed change of name of the Company.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar and transfer office of the Company in Hong Kong, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible and in any event not later than 48 hours before the time for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

PROCEDURE FOR DEMANDING A POLL

In accordance with Chapter 14A of the Listing Rules, the Agreement and the transactions contemplated thereunder are subject to the approval by the Independent Shareholders by way of poll at the SGM.

Pursuant to bye-law 76 of the bye-laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy or by representative and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

The poll results at the SGM will be published by way of an announcement in local newspapers on the Business Day following the SGM in accordance with the requirements of the Listing Rules.

LISTING RULES IMPLICATIONS IN CONNECTION WITH THE DISPOSAL

Winfield Development Limited, Peak Gain Limited and Oriental Sharp Limited, being three wholly-owned subsidiaries of CIHL, have been leasing certain premises to Chevalier (OA) Holdings Limited, a wholly owned subsidiary of the Company. Details of the Tenancy Agreements have been disclosed in the announcement of the Company dated 28 November 2006.

Winfield Development Limited, Peak Gain Limited and Oriental Sharp Limited are connected persons of the Company under the Listing Rules, the transactions contemplated under the Tenancy Agreements therefore constitute continuing connected transactions for the Company under the Listing Rules. Since the total annual rental payable by Chevalier (OA) Holdings Limited under the Tenancy Agreements represents less than 2.5% of the applicable percentage ratios of the Company, the transactions contemplated under the Tenancy Agreements were subject to the reporting and announcement requirements under Rules 14A.34, 14A.45 to 14A.47 of the Listing Rules and were exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

Pursuant to the Agreement, Chevalier (OA) Holdings Limited, being one of the Sale Companies, will be acquired by the CIHL Group. Accordingly, upon completion of the Agreement, the transactions contemplated under the Tenancy Agreements will no longer constitute continuing connected transactions for the Company under the Listing Rules and the Company will cease to comply with the reporting requirements under 14A.45 and 14A.46 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules in respect of the Tenancy Agreements.

INFORMATION ON THE COMPANY AND CIHL

The Company is an investment holding company which, prior to the Disposal, through its subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

After the Disposal, the Group will cease to engage and the CIHL Group will directly engage in the IT Business.

Save for the changes in directorships in the Company and in CIHL as disclosed in the announcements of the Company and CIHL both dated 30 March 2007, there is no present intention to change the composition of the Board and the CIHL Board.

RECOMMENDATION

The Directors consider that the terms and conditions of the Agreement are fair and reasonable, and the entering into of the Agreement and the proposed change of name of the Company are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Agreement and the transactions contemplated thereunder and recommend the Shareholders to vote in favour of the special resolution to be proposed at the SGM to approve the change of name of the Company.

Your attention is drawn to the recommendation of the Independent Board Committee (as set out on page 17 of this circular) and the advice of Anglo Chinese (as set out on pages 18 to 26 of this circular) regarding the terms of the Agreement.

The Independent Board Committee, having taken into account the advice of Anglo Chinese, considers that the Disposal, although not in the ordinary and usual course of business, is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Agreement and the transactions contemplated thereunder.

FURTHER INFORMATION

Your attention is drawn to the letter from the Independent Board Committee, the letter of advice from Anglo Chinese, the financial information on the Group set out in Appendix I to this circular, the financial information on the SEL Group set out in Appendix II to this circular, the valuation reports on the Properties set out in Appendix III to this circular, the general information set out in Appendix IV to this circular and the notice convening the SGM.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

4 April 2007

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

We refer to the circular of the Company dated 4 April 2007 (the "Circular"), of which this letter forms part. Capitalised terms used herein have the same meanings as those defined in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the terms of the Agreement and to advise you as to whether, in our opinion, such terms are fair and reasonable so far as the Company and the Independent Shareholders are concerned and the entering into of the Agreement is in the interests of the Company and the Shareholders as a whole.

Anglo Chinese has been appointed as the independent financial adviser to advise us and you regarding the terms of the Agreement. Details of its advice, together with the principal factors and reasons it has taken into consideration in giving its advice, are contained in its letter set out on pages 18 to 26 of the Circular. Your attention is also drawn to the letter from the Board and the additional information set out in the appendices to the Circular.

Having considered the terms of the Agreement and the independent advice of Anglo Chinese, we consider that the Disposal although not in the ordinary and usual course of business, is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Agreement and the transactions contemplated thereunder.

Yours faithfully,

Yonehara Shinichi　Wu King Cheong　Kwong Man Sing

Independent Board Committee

* *For identification only*

The following is the text of the letter from Anglo Chinese to the Independent Board Committee and the Independent Shareholders prepared for the purpose of inclusion in this circular.

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
財務顧問有限公司 英高
40th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

The Independent Board Committee
and the Independent Shareholders
Chevalier iTech Holdings Limited
8 Wang Hoi Road
Kowloon Bay
Hong Kong

4 April, 2007

Dear Sirs,

MAJOR DISPOSAL AND CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Disposal.

The purchaser, CIHL, is a substantial Shareholder and is therefore a connected person under the Listing Rules. Accordingly, the Disposal to CIHL is a connected transaction and requires approval by the Independent Shareholders, being those shareholders of the Company, other than CIHL and those persons associated with it. CIHL and its associates will abstain from voting on the ordinary resolution regarding the Disposal. Details of the Disposal are contained in the circular of the Company dated 4 April, 2007 (the "Circular"), of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular.

The Independent Board Committee, comprising the Company's three independent non-executive Directors, namely Messrs. Yonehara Shinichi, Wu King Cheong and Kwong Man Sing, has been formed to consider whether the Disposal is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. We have been appointed to advise the Independent Board Committee and the Independent Shareholders accordingly.

In formulating our recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors. We have also assumed that the information and representations contained, or referred to, in the Circular were true and accurate at the time they were made and continue to be so as at the date of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent investigation into the affairs of the Group.

Nevertheless, we consider we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation.

Apart from normal professional fees for our services to the Company in connection with the engagement described above, no arrangement exists whereby Anglo Chinese will receive any benefits from CIHL, the Company or any of their respective associates.

PRINCIPAL FACTORS

We have set out below the principal factors that we have taken into account in arriving at our advice to the Independent Board Committee and the Independent Shareholders.

History of the IT Business

At the time of its listing in 1988, the Company was primarily engaged in the IT Business. These business activities comprised mainly of the distribution of computer and office equipment, network and telecommunication services and technical and maintenance services. The Group is the sole distributor of various Toshiba office automation equipment, portable personal computers and key telephone systems. It also distributes NEC and OKI branded office equipment, computers and key telephone systems. For the year ended 31 March, 2006, the Group recorded a turnover and segmental profit for its IT Business of approximately HK$549.0 million and HK$18.4 million, respectively.

Sales of Toshiba products have historically represented a substantial portion of the turnover of the IT Business. For the year ended 31 March, 2006, purchases from Toshiba represented over 75% of the IT Business cost of goods sold. The Group's and CIHL's relationship with Toshiba extends as far back as 1970 when CIHL was a supplier of Toshiba lifts and escalators in Hong Kong. In 1983, the Group expanded its Toshiba product offerings as a distributor for a wide range of Toshiba office automation equipment in Hong Kong and Macau, and then diversifying into Toshiba computer equipment in 1987 as the sole distributor in Hong Kong. Distribution agreements between Toshiba and the Group in relation to computer equipment and office automation equipment have been allowed to expire during the years from 1995 to 1999. Since then, the distribution relationship has remained in place and the terms of purchase of Toshiba products have been agreed on a product by product basis, which has allowed flexibility in the purchase prices and minimum purchase quantities of Toshiba products.

The following is a summary of the audited consolidated segmental results of Group for the five years ended 31 March, 2006 and unaudited consolidated segmental results for the six months ended 30 September, 2005 and 2006:

	For the year ended 31 March					For the six months ended 30 September	
	2002	2003	2004	2005	2006	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (restated)	*HK$'000*	*HK$'000* (unaudited)	*HK$'000* (unaudited)
Turnover							
Computer and information communication technology	573,549	586,862	545,112	574,860	549,011	296,408	259,798
Food and beverage	—	—	—	—	179,469	72,511	115,963
Investments in securities and others	1,936	12,989	124,477	112,248	103,265	59,835	6,118
General merchandise trading	34,034	14,159	—	—	—	—	—
Telecommunication services and retailing	161,019	73,893	994	—	—	—	—
Paging services	4,826	—	—	—	—	—	—
	775,364	687,903	670,583	687,108	831,745	428,754	381,879
Segment results (before tax)							
Computer and information communication technology	(7,970)	2,254	1,769	1,546	18,352	9,145	5,999
Food and beverage	—	—	—	—	18,794	7,798	8,149
Investments in securities and others	15,357	(2,458)	13,856	1,349	5,734	5,302	8,392
General merchandise trading	(7,416)	(5,053)	—	—	—	—	—
Telecommunication services and retailing	(12,888)	(8,612)	2,780	—	—	—	—
Paging services	(881)	—	—	—	—	—	—
	(13,798)	(13,869)	18,405	2,895	42,880	22,245	22,540

	For the year ended 31 March					For the six months ended 30 September	
	2002	2003	2004	2005	2006	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (restated)	*HK$'000*	*HK$'000* (unaudited)	*HK$'000* (unaudited)
Segment profit margin (before tax)							
Computer and information communication technology	-1.39%	0.38%	0.32%	0.27%	3.34%	3.09%	2.31%
Food and beverage	n/a	n/a	n/a	n/a	10.47%	10.75%	7.03%
Investments in securities and others	793.23%	-18.92%	11.13%	1.20%	5.55%	8.86%	137.17%
General merchandise trading	-21.79%	-35.69%	n/a	n/a	n/a	n/a	n/a
Telecommunication services and retailing	-8.00%	-11.65%	279.68%	n/a	n/a	n/a	n/a
Paging services	-18.26%	n/a	n/a	n/a	n/a	n/a	n/a
Profit after tax	**(9,429)**	**(22,797)**	**22,863**	**1,553**	**36,966**	**21,250**	**15,664**

Since 2002, the turnover of the IT Business has remained relatively stable. In 2005, the Group underwent some operational restructuring to reduce costs. Staff numbers were reduced and under performing units were closed down. The results of the restructuring can be seen in the marked increase in profits of the IT Business during the year ended 31 March, 2006. The implemented cost reduction together with improved gross margins and an exchange gain of some HK$2.8 million, arising from US dollar forward contracts, resulted in a multifold increase in profit for the division. Excluding this non recurring exchange gain the unaudited profit after tax of the IT Business of HK$17.4 million would have been approximately HK$15.1 million. The improved gross margins in the 2006 financial year were a result of a change in the relative contribution of revenue generating activities in the IT Business to more service related activities and improved sales on certain higher margin computer products.

The profit margins of the IT Business have varied substantially during the five prior financial years. During the 2006 financial year profit margins increased over 12 fold from 0.27% to 3.34%. The IT Business has not experienced this level of margins since 2001 when it was still engaged in the retail sale of computer and telecommunications systems though self-operated retails stores.

In the six months ended 30 September, 2006, the IT Business remained profitable however a decline in turnover and profit margins from the comparable period to the year prior was experienced. Turnover fell from HK$296.4 million to HK$259.8 million and margins were reduced from 3.09% to 2.31%. Profits before tax for the period fell approximately 34% to HK$5.9 million. Profits after tax amounted to approximately HK$5.4 million.

On the basis of the interim results for the six months ended 30 September, 2004, 2005 and 2006 and the final results for the year ended 31 March, 2006, the results of the Group for the 12 months period to 30 September, 2005 and 2006 can be calculated as follows. In order to arrive at our assessment of the recurring profits of the IT Business for these periods the non recurring exchange gains for these periods has been eliminated.

	Trailing 12 months ended 30 September, 2005	**Trailing 12 months ended 30 September, 2006**
	HK$'000	*HK$'000*
Year ended 31 March, 2006 (2005)	1,546	18,352
Less: Exchange gains	(971)	(2,754)
Less: Interim ended 30 September, 2005 (2004)	(3,703)	(9,145)
Add: Exchange gains	—	1,696
Add: Interim ended 30 September, 2006 (2005)	9,145	5,999
Less: Exchange gains	(1,696)	—
Profit before tax for IT Business	4,321	14,148

The profits before tax for the trailing 12 months ended 30 September, 2006 concur with the declining profit trend reflected in the interim results. The profits after tax for the same period were approximately HK$12.3 million.

Background of the Group's food and beverage businesses

In 2005, the Group recognising the highly competitive environment in which the IT Business operated, diversified its operations by acquiring Pacific Coffee. Pacific Coffee operates an established retail coffee business in Hong Kong with 44 shops at the time. For the year ended 31 March, 2005, Pacific Coffee recorded an audited consolidated profit after tax of HK$21.0 million compared to approximately HK$1.5 million for the Group for the same period.

On 1 December, 2006, the Company announced its second food and beverage acquisition. The Company acquired SEL for a maximum consideration of HK$200 million to be settled in two tranches and adjusted based on the earnings before interest, tax, depreciation and amortisation for SEL during its 2006, 2007 and 2008 financial years. As at the Latest Practicable Date, the first tranche has been paid representing 49% of the issued share capital of SEL. The amount of approximately HK$42.8 million for the first tranche was paid in cash from the cash resources of the Group. The payment for the second tranche will be paid at a future date based on the performance of SEL. Further details of the acquisition of SEL are disclosed in the Company's announcement dated 1 December, 2006 and the circular dated 7 February, 2007.

This acquisition represented a future concentration of the Group's resources in the food and beverage sector which is proposed to be the primary focus of the Group in the future.

For the year ended 31 December, 2005, SEL recorded an audited consolidated profit after tax of HK$8.3 million.

Terms of the Agreement

The Company has agreed to dispose of its IT Business which consists of the Sale Companies and Sales Assets, excluding the Excluded COA Companies and Excluded Assets.

The Purchaser has agreed to purchase the IT Business for an effective consideration of HK$91 million, based on the net asset value of HK$56 million, and settlement of all amounts due from the Sale Companies to the Company which as at 31 January, 2007 amounted to HK$35 million. The arrangements relating to the settlement of the amounts are described in greater detail below. This consideration amount is subject to adjustment according to the Net Asset Statement to be prepared as at 31 March, 2007, and to be reviewed by the accountants agreed by the Vendor and the Purchaser. The parties have agreed that the Company's auditors will review the Net Asset Statement. The management of the Company expects the Aggregate Consideration may vary as a result of an adjustment in the Net Asset Statement to include the accumulated profits of the IT Business from 31 January, 2007 to 31 March, 2007 and any revaluation amount on the properties held by the Sale Companies. Although the adjustment mechanism has no limit and could result in a reduction in the Consideration, given the continued profitability of the IT Business as reported in the Group's interim results, and the short time frame covered by the Net Asset Statement, we consider the risk to be reasonable.

For the period of time after the date of the Net Asset Statement up until completion, all the revenues, incomes, liabilities and receivables resulting from the IT Business will belong to the Purchaser. The long stop date for the fulfilment or waiver of the conditions of the Agreement is 20 September, 2007. Therefore, the Company will forgo any profits or losses from the IT

Business for up to a period of five months from the Cut-off Time to the long stop date. However, this is mitigated by the requirement under the Agreement for the Purchaser to pay the Company a refundable deposit of HK$56 million within three days of the Independent Shareholders approving the Agreement. Such deposit will be refunded, without interest, in the event that all the conditions to the Agreement are not fulfilled by 30 September, 2007 or such later date as may be agreed between the Company and the Purchaser, in which case the Agreement will lapse and the Disposal will not take effect.

Upon Completion, all amounts due from the Sale Companies to the Company will be settled and all guarantees and letters of undertaking given by the Company in respect of the obligations of the Sale Companies will be released. As at 31 January, 2007 the amount due from the Sale Companies amount to approximately HK$35 million in aggregate. These amounts are non-interest bearing shareholder's loans which we consider should be combined with the Consideration amount to form the effective total consideration of the IT Business of approximately HK$91 million, subject to adjustment upon Completion

Comparison of consideration with prevailing valuation of publicly traded companies in Hong Kong

We have compared the valuation ratios implied by the consideration to be paid for the Disposal with that of two groups of comparable Hong Kong listed companies as at 12 March, 2007, being the date of the Agreement. The first group comprises companies which engage principally in the sale and distribution of computer related products. The second group comprises companies which are engaged generally in wholesale distribution across various product categories (list of wholesale comparables have not included in the table due to the large number of companies).

Table 1: Comparable Hong Kong listed companies

	Market capitalisation *(HK$ millions)*	**P/E**	**Price to book**
Distribution of computer related products comparables			
Automated Systems Holdings Limited	570.57	12.78	1.17
Inspur International Limited	308.58	12.00	2.56
SIS International Holdings Limited	290.03	3.33	0.51
Mobicon Group Limited	180.00	9.28	1.08
Artel Solutions Group Holdings Limited	59.20	n/a	n/a
Shang Hua Holdings Limited	31.65	n/a	0.95
Number of companies		**6**	**6**
High		**12.78**	**2.56**
Low		**3.33**	**0.51**
Average		**9.35**	**1.25**
Median		**10.64**	**1.08**

	Market capitalisation *(HK$ millions)*	P/E	Price to book
Wholesale distribution comparables			
Number of companies		**51**	**51**
High		**89.75**	**25.00**
Low		**0.46**	**0.08**
Average		**15.17**	**3.93**
Median		**9.85**	**1.07**
IT Business			
— based on 31 March, 2006 unaudited profit after tax and effective consideration amount		**5.23**	**1.0** *(note 1)*
— based on 31 March, 2006 normalised unaudited profit after tax and effective consideration amount		**6.02**	**1.0** *(note 1)*
— based on 30 September, 2006 trailing 12 months normalised unaudited profit after tax and effective consideration amount		**7.41**	**1.0** *(note 1)*
— based on 30 September, 2006 interim unaudited profit after tax and effective consideration amount		**8.37**	**1.0** *(note 1)*

Source: Bloomberg

Note:

1. Under the Agreement, the consideration amount will be adjusted to equal the Net Asset Statement as at 31 March, 2007 thus the effective price to book radio is 1.

P/E multiple

Based on the unaudited profit after tax of the IT Business of approximately HK$17.4 million for the year ended 31 March, 2006, the effective consideration represents a price to earnings multiple of 5.23 times. As noted above, an exchange gain of approximately HK$2.8 million was recorded in the 2006 financial accounts. Adjusting for this non recurring gain the price to earnings multiple would increase to 6.02 times. The multiple would further increase to 8.37 times based on the unaudited profit after tax of approximately HK$5.43 million for the six months ended 30 September, 2006 of the IT Business. In comparison with the Hong Kong listed computer related distributors, the price earnings multiple is similar than that of the average and median of the comparables. However, it should be noted that business activities of the first group of comparable companies are some what dissimilar to the IT Business. The main activity of the IT Business is the wholesale of computer and business machines at the distributor level rather than at the retail level. Further, when compared to computer related products distributors of a similar size to the IT Business we noted that all were loss making

companies. Additionally, the profitability of the IT Business has been fluctuating dramatically during the past five financial years. The historical effective price earnings multiples for the financial years 2002 to 2005 ranged from approximately 40 times to 59 times. When compared to Hong Kong listed companies operating in wholesale distribution in general the median price earnings multiple of 9.85 times is similar to the effective multiple of 8.37 times, based on the 2006 interim results.

Shareholders should note that CIHL is the only probable purchaser of the IT Business as there are no distribution agreements between Toshiba and the Sale Companies and that the distribution arrangements persist due to the long standing relationship between CIHL and the Group with Toshiba. Accordingly, we consider that it would be unlikely that a purchaser other than a member of the Chevalier Group of companies would be found for the IT Business. Given the (i) the poor past performance of the IT Business; (ii) the non recurring exchange gains in 2006; (iii) the decline in turnover and profit before tax of the IT Business reported for the six months to 30 September, 2006 when compared to the same period the year prior; (iv) the past track record of relatively low profit margins; and (v) the effective price earnings multiple of 8.37 based on the 2006 interim results is similar to the median price to earnings ratio of Hong Kong listed comparables and in any event within the low end of the range, we consider the valuation to be reasonable.

Price to book ratio

The price to book ratio implied by the consideration price for the IT Business is one times its net asset value and is the basis of calculation of the Consideration. The median price to book ratio of listed computer related product distributors and wholesale distributors are approximately 1.08 times and 1.07 times, respectively. The primary assets of the IT Business are inventories, trade receivables and cash. As previously discussed, there are no formal distribution agreements between the Company and its main supplier and accordingly a significant premium above book value may not be justified, hence we consider the price to book multiple to be reasonable.

Reasons for the Disposal

Following the acquisitions of Pacific Coffee and SEL, the Group has firmly established itself as an operator of food and beverage businesses. The Disposal will transform the Group into a single focused food and beverage operator, and enable the Shares valued as a pure food and beverage business. The businesses of both Pacific Coffee and SEL have shown to be consistently profitable over the three prior financial years. In comparison to the IT Business, the Group's food and beverage business have more expansion and growth opportunities and are not constrained by distribution agreements or arrangements. Over the last five financial years, the IT Business has experienced no sustained growth, with turnover remaining fairly flat. In contrast, Pacific Coffee has expanded from 44 locations in 2005 to 57 locations in 2006 with expansion in Hong Kong, Singapore, Shanghai and Beijing. The brands of Pacific Coffee and SEL are proprietary to the Group with the potential to grow in its current operating markets, expand into new markets, and benefit from possible cost and operational synergies. The Board intends to further develop the Group's food and beverage business to grow both organically and through investments in Hong Kong and neighbouring regions. As stated above in the under the paragraphs headed "Background of the Group's food and beverage businesses",

the second tranche of the SEL consideration has yet to be paid. The HK$91 million could be used to pay the second tranche of the SEL consideration and, or, repay bank loans related to the acquisition of Pacific Coffee, thereby funding the Group's new business direction and, or reducing the debt of the Group. We consider the reasons for the Disposal to be in the interests of the Company and the Shareholders as a whole.

Financial effects of the Disposal

Earnings

Following the completion of the Disposal, the economic benefits of the IT Business will no longer belong to the Group. Shareholders should note that for the year ended 31 March, 2006, contributions from the IT Business represented half of the profit of the Group. If the Disposal is approved and completed, the profitability of the Group may decrease significantly. Although the recent expansion of the Group's food and beverage operations, by the acquisition of SEL, may counter balance such profit reductions, given the continued profitability of SEL. For the year ended 31 December, 2005, the SEL group reported net profits of approximately HK$8.3 million.

The Group expects to record a gain on the Disposal of approximately HK$6 million.

Net asset value

The Aggregate Consideration is based on the Net Asset Statement as at 31 March, 2007. Hence the Disposal and Aggregate Consideration should result in an increase of approximately HK$6 million in the net asset value of the Group.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the Disposal, although not in the ordinary and usual course of business, is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution to be proposed at the SGM to approve the Disposal and that the Independent Board Committee advises the Independent Shareholders accordingly.

Yours faithfully,
for and on behalf of
Anglo Chinese Corporate Finance, Limited
Dennis Cassidy
Director

1. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE TWO YEARS ENDED 31 MARCH 2006

The consolidated financial statements of the Group for the year ended 31 March 2006 were audited by Deloitte Touche Tohmatsu and the report from Deloitte Touche Tohmatsu in relation thereto did not contain any qualified opinion.

The following is the reproduction of the text of the audited consolidated financial statements of the Group for the year ended 31 March 2006 contained in pages 27 to 70 of the Company's 2006 annual report:

"Consolidated Income Statement

For the year ended 31st March, 2006

	Notes	**2006** *HK$'000*	**2005** *HK$'000* (Restated)
Turnover	*7*	831,745	687,108
Cost of sales		(621,790)	(626,233)
Gross profit		209,955	60,875
Other income	*8*	10,888	1,744
Selling and distribution costs		(159,980)	(52,884)
Administrative expenses		(7,470)	(4,595)
Other expenses		(8,659)	(2,421)
Share of result of an associate		–	(826)
Finance costs	*9*	(3,906)	(1)
Profit before taxation	*10*	40,828	1,892
Income tax expenses	*11*	(3,862)	(339)
Profit for the year		36,966	1,553
Attributable to:			
Equity holders of the Company		36,966	1,553
Minority interests		–	–
		36,966	1,553
Dividends	*12*		
Interim, paid		5,141	1,714
Final, proposed		8,568	1,713
Earnings per share	*13*	21.57 HK cents	0.91 HK cents

Consolidated Balance Sheet

For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Non-current assets			
Investment properties	14	7,120	5,160
Property, plant and equipment	15	55,895	24,518
Prepaid lease payments	16	2,192	4,115
Goodwill	17	82,392	—
Trademark	18	108,000	—
Interest in an associate	19	—	—
Amount due from an associate	20	—	379
Available-for-sale investments	21	10,020	—
Investments at fair value through profit or loss	22	49,588	—
Investments in securities	23	—	4,440
		315,207	38,612
Current assets			
Inventories	24	66,991	55,262
Properties for sale, at cost		—	1,135
Debtors, deposits and prepayments	25	100,164	70,956
Amount due from ultimate holding company	26	1,756	711
Amounts due from customers for contract work	27	342	939
Tax recoverable		662	574
Investments at fair value through profit or loss	22	73,279	—
Investments in securities	23	—	110,815
Derivative financial instruments	28	32	—
Bank balances and cash equivalents	29	72,399	181,451
		315,625	421,843
Current liabilities			
Creditors, deposits and accruals	30	75,164	59,662
Bills payable	30	1,881	695
Amounts due to customers for contract work	27	264	199
Deferred service income		20,420	20,751
Provision for taxation		942	411
Bank borrowings	31	52,000	121
		150,671	81,839

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Net current assets		164,954	340,004
Total assets less current liabilities		480,161	378,616
Capital and reserves			
Share capital	*32*	85,678	85,678
Reserves		325,422	292,683
Equity attributable to equity holders of the Company		411,100	378,361
Minority interests		176	175
Total equity		411,276	378,536
Non-Current liabilities			
Bank borrowings	*31*	49,000	—
Deferred taxation	*33*	19,885	80
		68,885	80
Total equity and non-current liabilities		480,161	378,616

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2006

	Attributable to equity holders of the Company									
	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At 1st April, 2004 as originally stated	85,678	223,434	18,231	14	2,764	1,036	52,429	383,586	174	383,760
Effect of changes in accounting policies *(see Note 3)*	–	–	–	–	(2,764)	668	2,220	124	–	124
At 1st April, 2004 as restated	85,678	223,434	18,231	14	–	1,704	54,649	383,710	174	383,884
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity	–	–	–	–	–	(47)	–	(47)	1	(46)
Profit for the year as restated	–	–	–	–	–	–	1,553	1,553	–	1,553
Total recognised income and expense for the year	–	–	–	–	–	(47)	1,553	1,506	1	1,507
Final dividend of 2004 paid	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
Interim dividend of 2005 paid	–	–	–	–	–	–	(1,714)	(1,714)	–	(1,714)
At 31st March, 2005	85,678	223,434	18,231	14	–	1,657	49,347	378,361	175	378,536
Effect of changes in accounting policies *(see Note 3)*	–	–	(171)	–	–	–	3,085	2,914	–	2,914
At 1st April, 2005 as restated	85,678	223,434	18,060	14	–	1,657	52,432	381,275	175	381,450
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity	–	–	–	–	–	(287)	–	(287)	1	(286)
Profit for the year	–	–	–	–	–	–	36,966	36,966	–	36,966
Total recognised income and expense for the year	–	–	–	–	–	(287)	36,966	36,679	1	36,680
Final dividend of 2005 paid	–	–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
Interim dividend of 2006 paid	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
At 31st March, 2006	85,678	223,434	18,060	14	–	1,370	82,544	411,100	176	411,276

Consolidated Cash Flow Statement

For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
OPERATING ACTIVITIES			
Profit before taxation		40,828	1,892
Adjustments for:			
Share of result of an associate		—	826
Interest income		(1,653)	(269)
Interest expenses		3,906	1
Depreciation of property, plant and equipment		15,801	4,346
Amortisation of prepaid lease payments		251	253
Allowance for doubtful debts (written back) provided		(1,736)	955
(Gain) loss on disposal of property, plant and equipment		(351)	450
Written-down of inventories		1,000	518
Impairment loss on investment securities		—	560
Impairment loss on available-for-sale investments		2,466	—
Decrease in fair value of derivative financial instruments		2,882	—
Impairment loss on amount due form an associate		1,745	—
Reversal of impairment loss on prepaid lease payments		(107)	—
Increase in fair value of investment properties		(190)	—
Operating cash flows before movements in working capital		64,842	9,532
(Increase) decrease in inventories		(8,475)	11,430
(Increase) decrease in debtors, deposits and prepayments		(9,781)	5,305
Decrease of properties for sale		1,135	—
Increase in investments at fair value through profit or loss		(12,052)	—
Decrease (increase) in amounts due from customers for contract work		597	(501)
Decrease in investments in securities		—	41,954
Increase (decrease) in bills payable		1,186	(1,026)
Increase (decrease) in creditors, deposits and accruals		4,120	(6,720)
Increase (decrease) in amounts due to customers for contract work		65	(1,123)
(Decrease) increase in deferred service income		(394)	2,085
Increase in amount due from ultimate holding company		(1,045)	(466)
Exchange difference		117	(394)

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Cash from operations		40,315	60,076
Profits tax paid		(6,636)	(1,184)
Profits tax refunded		374	237
Interest paid		(3,906)	(1)
NET CASH FROM OPERATING ACTIVITIES		30,147	59,128
INVESTING ACTIVITIES			
Interest received		1,280	269
(Advance to) repayment from an associate		(1,366)	1,034
Purchase of property, plant and equipment		(24,490)	(6,063)
Proceeds from disposal of property, plant and equipment		4,065	1,600
Purchase of available-for-sale investments		(8,046)	—
Acquisition of subsidiaries	*34*	(204,531)	—
Withdrawal of fixed deposit		—	7,800
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(233,088)	4,640
FINANCING ACTIVITIES			
Dividends paid		(6,854)	(6,855)
New bank loans raised		140,000	—
Repayments of bank loans		(39,000)	—
NET CASH FROM (USED IN) FINANCING ACTIVITIES		94,146	(6,855)
Net (decrease) increase in cash and cash equivalents		(108,795)	56,913
Cash and cash equivalents at beginning of the year		181,330	124,335
Effect of changes in foreign exchange rates		(136)	82
Cash and cash equivalents at end of the year		72,399	181,330
Analysis of the balance of cash and cash equivalents			
Bank balances and cash equivalents		72,399	181,451
Bank overdrafts		—	(121)
		72,399	181,330

Notes to the Financial Statements

For the year ended 31st March, 2006

1. GENERAL

The Company is a public listed company incorporated in Bermuda with limited liability. The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report. The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL", a limited liability company incorporated in Bermuda. Both CIHL's and the Company's shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out on pages 71 and 72.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

The Group has applied HKFRS 3 "Business Combinations" to business combinations for which the agreement date is on or after 1st January, 2005 and the relevant transitional provision in HKFRS for business combinations occurred to 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill and discount on acquisition

Discount on acquisition (previously known as negative goodwill) and goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on acquisition amounting to HK$198,000 and goodwill amounting to HK$27,000 on 1st April, 2005, previously recorded in the capital reserve, and transferred them to the Group's retained profits on 1st April, 2005.

As a result of the application of HKFRS 3, the capital reserve as at 1st April, 2005 has been decreased by HK$171,000 while the retained profits as at 1st April, 2005 have been increased by the same amount.

Investment properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under predecessor accounting standard were measured at open market value, with

revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied HKAS 40 retrospectively. The application of HKAS 40 has had no material effects on the results for the prior accounting periods. Accordingly, no prior year adjustment has been required. The financial impact for the current year is set out in note 3.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 3.

Properties held for own use

In previous years, properties held for own use were stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations were performed with sufficient regularity such that the carrying amount did not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties was credited to the revaluation reserve, except to the extent that it reversed a revaluation decrease of the same asset previously recognised as an expense, in which case the increase was credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property was dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property.

Because the revaluation increase or decrease recognised in prior years were mainly attributable to leasehold land, the management considered it is more appropriate to use the cost model to account for the building after separation of the leasehold land upon the adoption of HKAS 17 as discussed above. Accordingly, the buildings are carried at their cost less any accumulated depreciation and any impairment losses after recognition. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 3.

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21 "Income Taxes — Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the value of the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. However, the application of HK(SIC) Interpretation 21 has had no material effects on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Investments in debt and equity securities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses while other investments were measured at fair value with unrealised gains or losses included in profit or loss for the period in which gains or losses arose. From 1st April, 2005 onwards, the Group has classified and measured its investments in debt and equity securities as "investments at fair value through profit or loss" or "available-for-sale investments" in accordance with HKAS 39. Under HKAS 39, "investments at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment loss after initial recognition.

On 1st April, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result, the investments held for trading amounting to HK$110,815,000 were reclassified as financial assets at fair value through profit or loss and investment in unlisted equity securities amounted to HK$4,400,000 were reclassified to available-for-sale investments at 1st April, 2005 as disclosed in note 3.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities which were previously outside the scope of SSAP 24 in accordance with the requirements of HKAS 39. Financial assets of the Group under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". The Group's financial liabilities comprise "other financial liabilities" which are carried at amortised cost using the effective interest method after initial recognition. The Group has applied the relevant transitional provision in HKAS 39. However, there has been no material effect on how the results for the current accounting period are prepared and presented.

Derivatives

By 31st March, 2005, the derivative financial instruments had not been recognised on the balance sheet. From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives including embedded derivatives which should be separately accounted for from the non-derivaive host contracts are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. Fair values of derivatives deemed as held for trading are recognised in profit or loss for the period in which they arise.

The Group has not recognised the derivative financial instruments on the balance sheet prior to 31st March, 2005. The Group has applied the relevant transitional provisions in HKAS 39. On 1st April, 2005, the Group recognised the fair value of the derivative financial instrument, foreign currency forward contract deemed as held-for-trading financial assets, amounting to HK$2,914,000, on the balance sheet and a corresponding adjustment to the Group's retained earnings. The financial impact on application of the standard has decreased the profit for the current year by HK$2,882,000.

New accounting standards not yet applied

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts", the Directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial statements of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" require financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition. The Group is still not in the position to reasonably estimate the impact that may arise from HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) — INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) — INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) — INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) — INT 7	Applying the restatement approach under HKAS 29 financial reporting in hyperinflationary economies[4]
HK(IFRIC) — INT 8	Scope of HKFRS 2[5]
HK(IFRIC) — INT 9	Reassessment of embedded derivatives[6]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2006.
[3] Effective for annual periods beginning on or after 1st December, 2005.
[4] Effective for annual periods beginning on or after 1st March, 2005.
[5] Effective for annual periods beginning on or after 1st May, 2006.
[6] Effective for annual periods beginning on or after 1st June, 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior years (included in other expenses) are as follows:

	2006 HK$'000	2005 HK$'000
Non-amortisation of goodwill	3,391	—
Decrease in depreciation arising from adoption of cost model of owner-occupied buildings	94	82
Decrease in valuation of properties for own use arising from adoption of cost model of owner-occupied buildings	—	(2,293)
Decrease in fair value of derivative financial instruments	(2,882)	—
Decrease in fair value of investments at fair value through profit or loss	(4,730)	—
Gains arising from changes in fair value of investment properties	190	—
Decrease in profit for the year	(3,937)	(2,211)

The cumulative effects of the application of the new HKFRSs on 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated)	Retrospective adjustments		As at 31st March, 2005 (Restated)	Prospective adjustments		As at 1st April, 2005 (Restated)
		HKAS 1	HKAS 16 and HKAS 17		HKFRS 3	HKAS 39	
	HK'000	HK'000	HK'000	HK'000	HK'000	HK'000	HK'000
Balance sheet items							
Property, plant and equipment	31,405	—	(6,887)	24,518	—	—	24,518
Prepaid lease payments	—	—	4,115	4,115	—	—	4,115
Investments in securities	115,255	—	—	115,255	—	(115,255)	—
Available-for-sale investments	—	—	—	—	—	4,440	4,440
Derivative financial instruments	—	—	—	—	—	2,914	2,914
Investments at fair value through profit or loss	—	—	—	—	—	110,815	110,815
Total effects on assets and liabilities	146,660	—	(2,772)	143,888	—	2,914	146,802
Retained profits	49,338	—	9	49,347	171	2,914	52,432
Capital reserve	18,231	—	—	18,231	(171)	—	18,060
Exchange fluctuation reserve	989	—	668	1,657	—	—	1,657
Properties revaluation reserve	3,449	—	(3,449)	—	—	—	—
Minority interests	—	175	—	175	—	—	175
Total effects on equity	72,007	175	(2,772)	69,410	—	2,914	72,324
Minority interests	175	(175)	—	—	—	—	—

The financial effects of the application of the new HKFRSs to the Group's equity on 1st April, 2004 are summarised below:

	As originally stated	Adjustments		As restated
		HKAS 1	HKAS 17	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Retained profits	52,429	—	2,220	54,649
Exchange fluctuation reserve	1,036	—	668	1,704
Properties revaluation reserve	2,764	—	(2,764)	—
Minority interests	—	174	—	174
Total effects on equity	56,229	174	124	56,527

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost convention except for investment properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance.

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(b) Goodwill

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1st January, 2005, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition, is carried at cost less any accumulated impairment losses and is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating unit ("CGU"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

(c) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for postacquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

(d) Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

(i) Financial assets

Investments at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including debtors, amounts due from ultimate holding company and amount due from customers for contract work are carried at amortised cost using the effective interest rate method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as investments at fair value through profit or loss, loans and receivables and held to maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

(ii) ***Financial liabilities***

Other than derivatives which are deemed as financial liabilities held for trading, the Group's financial liabilities mainly include creditors, bills payable and bank borrowings are subsequently measured at amortised cost, using the effective interest rate method.

(iii) ***Equity instruments***

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(iv) Derivative financial instruments

The Group uses derivative financial instruments (primarily foreign currency forward contracts) to reduce its risks associated with foreign currency fluctuations. Derivative financial instruments which do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

(e) Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method or reducing balance method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

The property, plant and equipment are depreciated on the following methods, after taking into account their estimated residual value at the following rates per annum:

Straight-line method:

Freehold land	Nil
Buildings	Over the shorter of the term of the lease, or 20-50 years
Store machine	20%
Store and other equipment	Over the shorter of the term of the lease, or 10%

Reducing balance method:

	Initial charge upon purchase	Annual charge
Machinery, tools and equipment	20%	40%
Furniture, fixtures, office equipment and motor vehicles	20%	20%

(g) **Prepaid lease payments**

Prepaid lease payments represent upfront premium paid for use of land. Prepaid lease payment is charged to income statement over the term of relevant land leases on a straightline basis.

(h) **Trademarks**

On recognition, trademarks acquired from business combinations are recognised at fair value. Trademarks with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of trademarks are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Trademarks with indefinite useful lives are tested for impairment by comparing the carrying amount of the trademarks with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of a trademark is estimated to be less than its carrying amount, the carrying amount of the trademark is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the trademark is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

(i) **Properties for sale**

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(j) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

(k) **Installation contracts**

Where the outcome of an installation contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of an installation contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as "amounts due from customers for contract work". For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as "amounts due to customers for contract work". Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under "debtors, deposits and prepayments".

(l) Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from sale of properties is recognised on the execution of a binding sales agreement.

(m) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessors are accounted for as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

(n) Borrowing costs

All borrowing costs are recognised as finance costs and included in profit or loss in period in which they are incurred.

(o) Foreign currencies

In preparing the financial statements of each individual group entity, transactions in the foreign currencies other than the functional currency of that entity are recorded in its functional currency at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which case, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into Hong Kong dollars, the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in the translation reserve. Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

(p) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

(q) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(r) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets which have an indefinite life to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset except for goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately. Impairment loss for goodwill is not reversed in subsequent period. The accounting policies for impairment of goodwill and trademark are set out in details in their respective policies.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group makes allowance for obsolete and slow-moving inventory items that are identified as no longer salable. The management estimates the net realisable value of its trading merchandise based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Impairment of goodwill and trademark

In determining whether goodwill and trademark are impaired, an estimation of the value-in-use of the cash-generating units to which goodwill and trademark have been allocated is required. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit with a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment loss has been identified for the goodwill and trademark with carrying amounts HK$82,392,000 and HK$108,000,000 respectively as at 31st March, 2006.

Details of the impairment testing on goodwill and trademark are set out in note 37.

Income tax

No deferred tax asset has been recognised in respect of tax losses of HK$478,703,000 due to the unpredictability future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, additional recognition or reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which it takes place.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial assets and liabilities include trade and other debtors, amount due from ultimate holding company, bank balances and cash, trade and other creditors, bills payable, bank borrowings and investments. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The management of the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In addition, the management of the Group is responsible to determine credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In this regard, the Directors of the Company consider that the Group's credit risk is significantly reduced.

The Group has no significant concentration of credit risk in respect of its trade debtors, with exposure spread over a number of counterparties and customers.

The credit risk on bank deposits and investment in financial instruments is limited because the counterparties are banks, financial institutions or corporations with high credit ratings assigned by international credit-rating agencies.

Market risk

(i) Foreign currency risk

Certain trade payables of the Group are denominated in foreign currencies. In order to reduce the risks associated with foreign currency fluctuations, the Group has entered into foreign currency forward contracts against its exposures to changes of foreign exchange rate. However, as these foreign currency forward contracts do not qualify for hedging accounting, they are deemed as financial assets or liabilities held for trading. The management will continue to monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) Interest rate risk

The Group's cash flow interest rate risk mainly relates to floating-rate bank borrowings, investments in debt securities at floating rates and structured deposits linked with constant maturity swap rate or LIBOR. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

(iii) Other price risk

The Group is exposed to equity and debt security price risk through its investments in equity securities. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash and cash equivalent, readily realisable marketable securities and to have committed short-term and medium-term credit lines available.

The Directors believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for financing capital commitments in the near future and for working capital purposes.

7. TURNOVER

Turnover represents the net amount received and receivable for goods sold, provision of services and investment income during the year and is analysed as follows:

	2006	2005
	HK$'000	*HK$'000*
Sale of computer and business and coffee machines	477,493	474,243
Sale of food and beverage	173,208	—
Provision of maintenance services	77,779	100,617
Trading of securities	94,311	101,988
Interest income from debt securities and structured deposits	8,954	10,260
	831,745	687,108

An analysis of the Group's turnover by business and geographical segments is set out in note 35.

8. OTHER INCOME

	2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest from bank deposits	1,653	269
Exchange gain	2,754	971
Profit on disposal of properties for sale	4,392	—
Gross rental income from properties of HK$715,000 (2005: HK$383,000) less outgoings	418	275

9. FINANCE COSTS

The amount represents interest on bank loans repayable within 5 years.

10. PROFIT BEFORE TAXATION

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Profit before taxation has been arrived at after charging (crediting):		
Allowance of amount due from an associate	1,745	—
(Written back) allowance for bad and doubtful debts	(1,736)	955
Amortisation of prepaid lease payments	251	253
Auditors' remuneration	1,086	830
Change in fair value of derivative financial instruments	2,882	—
Realised and unrealised fair value loss of investments at fair value through profit or loss	729	8,271
Depreciation on property, plant and equipment	15,801	4,346
(Gain) loss on disposal of property, plant and equipment	(351)	450
Impairment loss recognised in respect of available-for-sale investments	2,466	—
Increase in fair value of investment properties	(190)	—
Operating lease payments in respect of leasing of premises	46,885	8,457
Reversal of impairment loss on prepaid lease payments transferred to investment properties	(107)	—
Staff costs *(note)*	112,221	78,763
Write-down of inventories	1,000	518
Gross earnings from leasing of assets other than properties of HK$5,114,000 (2005: HK$4,795,000) less outgoings	(1,659)	(4,358)

Note: Details of directors' emoluments included in staff costs are disclosed in note 36. Redundancy payments of HK$6,000 (2005: HK$729,000) are included in staff costs.

11. INCOME TAX EXPENSES

	2006 *HK$'000*	2005 *HK$'000*
The charge (credit) comprises:		
Current tax		
Hong Kong	3,263	228
Overseas	318	410
	3,581	638
Deferred taxation *(note 33)*	281	(299)
	3,862	339

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The tax charge for the year can be reconciled from the profit before taxation per the consolidated income statement as follows:

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Profit before taxation	40,828	1,892
Tax at the domestic income tax rate of 17.5% *(note)*	7,145	331
Tax effect of share of result of an associate	—	145
Tax effect of non-deductible expenses for tax purposes	4,149	1,935
Tax effect of non-taxable income for tax purposes	(2,962)	(2,208)
Tax effect of tax losses not recognised	1,053	2,368
Tax effect of utilisation of tax losses previously not recognised	(4,886)	(1,468)
Tax effect on utilisation of temporary differences not recognised	(906)	(909)
Tax effect of deductible temporary differences not recognised	471	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(115)	139
Others	(87)	6
Tax charge for the year	3,862	339

Note: The domestic income tax rate in the jurisdiction where the operation of the Group is substantially based.

12. DIVIDENDS

	2006 *HK$'000*	2005 *HK$'000*
Dividend paid:		
— Interim dividend of HK$0.03 (2005: HK$0.01) per ordinary share	5,141	1,714
Dividend proposed:		
— Proposed final dividend of HK$0.05 (2005: HK$0.01) per ordinary share	8,568	1,713

A final dividend of HK$0.05 (2005: HK$0.01) per share has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

13. EARNINGS PER SHARE

Basic earnings per share are calculated based on the Group's net profit attributable to equity holders of the Company of HK$36,966,000 (2005: HK$1,553,000) and on 171,355,871 (2005: 171,355,871) ordinary shares in issue during the year.

No diluted earnings per share are presented as the Company has no potential ordinary shares outstanding for the two years ended 31st March, 2006.

The impact on the previously reported basic earnings per share for the year ended 31st March, 2005 as a result of changes in accounting policies as stated in note 3 is as follows:

	HK cents
Reported figure before adjustments	2.20
Adjustments arising from changes in accounting policies	(1.29)
Restated figure	0.91

The impact on the basic earnings per share for the year ended 31st March, 2006 due to the change in accounting policies as stated in note 3 is a decrease in earnings of 2.30 HK cents per share.

14. INVESTMENT PROPERTIES

	2006	**2005**
	HK$'000	*HK$'000*
Fair value at 1st April,	5,160	5,160
Transferred from property, plant and equipment	1,770	—
Increase in fair value	190	—
Fair value at 31st March,	7,120	5,160

The Group's investment properties are situated in the Mainland China under medium-term leases.

The fair value of the Group's investment properties at 31st March, 2006 has been arrived at on the basis of a valuation carried out on that date by Messrs. DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. Messrs. DTZ Debenham Tie Leung Limited are members of The Hong Kong Institute of Surveyors ("HKIS"), and have appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to the Valuation Standards on Properties of the HKIS, was arrived at by reference to market evidence of transaction prices for similar properties.

15. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land	Buildings	Overseas properties on freehold land	Machinery, tools and equipment	Store and other equipment	Store machine	Furniture, fixtures office equipment and motor vehicles		Total
							for own use	for lease	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST									
At 1st April, 2004 as originally stated	4,368	4,259	8,565	13,139	–	–	16,480	7,700	54,511
Opening balance adjustments of revaluation surplus	–	1,787	1,270	–	–	–	–	–	3,057
Reclassification to prepaid lease payments	(4,368)	–	–	–	–	–	–	–	(4,368)
At 1st April, 2004 as restated	–	6,046	9,835	13,139	–	–	16,480	7,700	53,200
Exchange adjustments	–	11	64	28	–	–	51	21	175
Additions	–	–	–	463	–	–	529	5,071	6,063
Disposals	–	(630)	–	(3,869)	–	–	(4,069)	(876)	(9,444)
At 31st March, 2005	–	5,427	9,899	9,761	–	–	12,991	11,916	49,994
Exchange adjustments	–	24	35	13	130	51	23	12	288
Reclassification to investment properties	–	(841)	–	–	–	–	–	–	(841)
Acquired on acquisition of subsidiaries	–	–	–	–	20,098	5,980	–	90	26,168
Additions	–	–	–	560	10,992	3,900	126	8,912	24,490
Disposals	–	(680)	–	(1,256)	(2,280)	(353)	(1,091)	(3,136)	(8,796)
At 31st March, 2006	–	3,930	9,934	9,078	28,940	9,578	12,049	17,794	91,303
ACCUMULATED DEPRECIATION									
At 1st April, 2004 as originally stated	–	–	–	10,878	–	–	12,642	1,949	25,469
Opening balance adjustments	–	1,417	1,516	–	–	–	–	–	2,933
At 1st April, 2004 as restated	–	1,417	1,516	10,878	–	–	12,642	1,949	28,402
Exchange adjustments	–	6	10	35	–	–	50	21	122
Provided for the year	–	182	124	1,004	–	–	946	2,090	4,346
Eliminated on disposals	–	–	–	(3,523)	–	–	(3,652)	(219)	(7,394)
At 31st March, 2005	–	1,605	1,650	8,394	–	–	9,986	3,841	25,476
Exchange adjustments	–	7	6	25	–	–	30	24	92
Reclassification to investment properties	–	(151)	–	–	–	–	–	–	(151)
Provided for the year	–	182	124	833	8,214	2,230	714	3,504	15,801
Eliminated on disposals	–	(113)	–	(1,101)	(1,718)	(253)	(951)	(1,674)	(5,810)
At 31st March, 2006	–	1,530	1,780	8,151	6,496	1,977	9,779	5,695	35,408
CARRYING VALUES									
At 31st March, 2006	–	2,400	8,154	927	22,444	7,601	2,270	12,099	55,895
At 31st March, 2005	–	3,822	8,249	1,367	–	–	3,005	8,075	24,518

16. PREPAID LEASE PAYMENTS

	2006 HK$'000	2005 HK$'000
The Group's prepaid lease payments comprise:		
Leasehold land in Hong Kong under medium-term lease	1,490	2,417
Leasehold land in Mainland China under		
Long-term lease	642	654
Medium-term lease	—	973
Overseas leasehold land under short-term lease	60	71
	2,192	4,115

17. GOODWILL

	HK$'000
At 1st April, 2004 and 2005	—
Arising on acquisition of subsidiaries	82,392
At 31st March, 2006	82,392

Particulars regarding impairment testing on goodwill are disclosed in note 37.

18. TRADEMARK

The trademark was purchased as part of a business combination as detailed in note 34 during the year. The trademark is legally having a life of certain periods but is renewable at minimal cost. The Directors are of the opinion that the Group would renew the trademark continuously and has the ability to do so. Various studies including market trends and competitability of similar food and beverage market have been performed by management of the Group, which supports that the trademark has no foreseeable time limit over which the branded coffee shops are expected to generate cash flows for the Group.

As a result, the trademark is considered by the management of the Group as having an indefinite useful life. The trademark will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of impairment testing are disclosed in note 37.

19. INTEREST IN AN ASSOCIATE

	2006 HK$'000	2005 HK$'000
Cost of investment in an unlisted associate	105	105
Share of post-acquisition losses	(105)	(105)
	—	—

As at 31st March, 2006, the Group had interest in the following associate:

Name	Form of business structure	Country of incorporation and operation	Effective percentage of registered capital held by the Group %	Principal activities
Guangzhou Chevalier iTech Limited	Corporate	Mainland China	24	Trading of office equipment and provision of maintenance services

The summarised financial information in respect of the associate is set out below:

	2006 HK$'000	2005 HK$'000
Total assets	832	1,040
Total liabilities	(4,282)	(4,361)
Net liabilities	(3,450)	(3,321)
Revenue	1,633	26,114
Loss for the year	(58)	(3,452)
Group's share of net assets of the associate	—	—
Group's share of loss of the associate for the year	—	(826)

The Group has discontinued recognition of its share of loss of the associate. The amount of unrecognised share of loss for the year and accumulated unrecognised share of losses of the associate amounted to HK$14,000 and HK$828,000 (2005: HK$2,000 and HK$797,000) respectively.

20. AMOUNT DUE FROM AN ASSOCIATE

	2006 HK$'000	2005 HK$'000
Amount due from an associate	3,258	1,513
Less: allowance for doubtful amount	(3,258)	(1,134)
	—	379

The amount due from an associate was unsecured, interest free and not expected to be repaid within twelve months after the balance sheet date.

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31st March, 2006 comprise the followings:

	HK$'000
Unlisted equity securities, at cost less impairment	2,270
Investment in a venture capital fund, at fair value	7,750
	10,020

Unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors of the Company are of the opinion that their fair value cannot be measured reliably. The fair value of investments in a venture capital fund was calculated based on the Group's attributable interest in the fair value of the fund's net assets.

22. INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments at fair value through profit or loss as at 31st March, 2006 comprise the following:

	HK$'000
Held for trading:	
Equity securities, listed overseas	4,553
Debt securities listed overseas	31,430
Debt securities, unlisted	37,296
	73,279
Designated as investments at fair value through profit or loss:	
Structured deposits	49,588
	122,867
Represented by:	
Non-current assets	49,588
Current assets	73,279
	122,867

The fair values of the above investments are determined either based on the quoted market bid price available on the relevant exchange or the market prices provided by the relevant financial institutions.

The above structured deposits are denominated in United States Dollars with fixed interest rates for the first year and the remaining years with interest rates linked with either constant maturity swap rate or LIBOR.

23. INVESTMENTS IN SECURITIES

Investments in securities as at 31st March, 2005 are set out below. Upon the application of HKAS 39 on 1st April, 2005, investments in securities were reclassified to appropriate categories under HKAS 39. Accordingly, an amount of HK$4,440,000 and HK$110,815,000 were reclassified to available-for-sale investments and investments at fair value through profit or loss respectively.

	HK$'000
Investment securities:	
Equity securities, unlisted	4,440
Other investments:	
Equity securities at market value, listed in Hong Kong	267
Debt securities at market value, listed overseas	5,838
Debt securities, unlisted	85,355
Mutual funds, unlisted	19,355
	115,255
Carrying values analysed for reporting purposes as:	
Non-current assets	4,440
Current assets	110,815
	115,255

24. INVENTORIES

	2006 *HK$'000*	**2005** *HK$'000*
Inventories held for resale	57,580	50,156
Consumable stores	9,411	5,106
	66,991	55,262

The cost of inventories recognised as an expense during the year was HK$424,540,000 (2005: HK$381,115,000).

A reversal of previous write-down of inventories of HK$7,631,000 (2005: HK$3,601,000) has been realised on sales of these inventories during the year.

25. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to the customers is 60 days except or sales for food and beverage at coffee shops which are mainly on cash basis. The following is an ageing analysis of trade debtors net of allowance of doubtful debts at the balance sheet date:

	2006 *HK$'000*	**2005** *HK$'000*
0 — 60 days	49,348	47,891
61 — 90 days	2,533	1,871
Over 90 days	4,745	2,654
	56,626	52,416

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

26. AMOUNT DUE FROM ULTIMATE HOLDING COMPANY

The amount due from ultimate holding company is unsecured, interest-free and repayable on demand. The Directors consider that its carrying amount approximates to its fair value.

27. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	2006 *HK$'000*	2005 *HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	40,449	48,626
Recognised profits less losses	127	(6,492)
	40,576	42,134
Progress billings	(40,498)	(41,394)
	78	740
Represented by:		
Amounts due from customers included in current assets	342	939
Amounts due to customers included in current liabilities	(264)	(199)
	78	740

At 31st March, 2006, retentions held by customers for contract work and advance payments received from customers for contract work amounted to HK$42,000 (2005: HK$2,305,000) and HK$162,000 (2005: Nil) respectively.

28. DERIVATIVE FINANCIAL INSTRUMENTS

During the year, the Group has used foreign currency forward contracts to hedge against certain of its trade payables that were denominated in foreign currencies. These derivatives are not qualified for hedge accounting.

At 31st March, 2006, the Group had entered into foreign currency forward contracts denominated in United States dollars with total notional amount of HK$58,200,000 (2005: HK$234,392,000).

All derivatives of the Group are measured at fair value at each balance sheet date. Their fair values are determined based on the market prices for equivalent instruments quoted by the counterparties at the balance sheet date and from the financial models based on principal sum and estimate about future market conditions.

29. BANK BALANCES AND CASH EQUIVALENTS

Bank balances and cash equivalents comprise short-term bank deposits carrying interest at prevailing market rate. The Directors consider that the carrying values of the amounts at the balance sheet date approximate to their fair values.

Include in bank balances and cash is an amount of HK$29,720,000 (2005: HK$49,061,000) denominated in United States Dollars.

30. CREDITORS AND BILLS PAYABLE

The following is an ageing analysis of the trade creditors and bills payable at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0 — 60 days	31,166	20,901
61 — 90 days	333	1,445
Over 90 days	2,917	2,210
Trade creditors and bills payable	34,416	24,556

The carrying amounts of the Group's trade and other creditors and bills payable approximate to their fair values.

31. BANK BORROWINGS

	2006	2005
	HK$'000	*HK$'000*
Bank overdraft	—	121
Bank loans	101,000	—
	101,000	121
The bank borrowings are repayable as follows:		
Within one year	52,000	121
More than 1 year but not exceeding 2 years	12,000	—
More than 2 years but not exceeding 5 years	37,000	—
	101,000	121
Less: amounts due within one year shown under current liabilities	(52,000)	(121)
	49,000	—

The bank borrowings were unsecured, carried floating interest rate at HIBOR plus certain margin per annum. The average effective interest rate for the current year was 4.3% per annum.

The fair values of the bank borrowings approximate to their carrying amounts.

32. SHARE CAPITAL

	2006	2005
	HK$'000	*HK$'000*
Authorised:		
240,000,000 (2005: 240,000,000) ordinary shares of HK$0.50 (2005: HK$0.50) each	120,000	120,000
Issued and fully paid:		
171,355,871 (2005: 171,355,871) ordinary shares of HK$0.50 (2005: HK$0.50) each	85,678	85,678

33. DEFERRED TAXATION

The followings are the major deferred tax liabilities (assets) recognised and movements thereon during the year:

	Accelerated tax depreciation *HK$'000*	Tax losses *HK$'000*	Trademark *HK$'000*	Others *HK$'000*	Total *HK$'000*
At 1st April, 2004	536	(107)	—	(50)	379
Charge (credit) to income for the year	388	(651)	—	(36)	(299)
At 31st March, 2005	924	(758)	—	(86)	80
Arising from acquisition of subsidiaries	835	(211)	18,900	—	19,524
Charge (credit) to income for the year	441	(200)	—	40	281
At 31st March, 2006	2,200	(1,169)	18,900	(46)	19,885

At 31st March, 2006, no deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$478,703,000 (2005: HK$500,605,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$761,000 (2005: HK$2,318,000) that will expire in 2011. Other tax losses may be carried forward indefinitely.

At 31st March, 2006, the Group had deductible temporary difference of HK$26,148,000 (2005: HK$28,633,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

34. ACQUISITION OF SUBSIDIARIES

On 20th May, 2005, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited ("Pacific Coffee") at a consideration of HK$205,963,000. The acquisition has been accounted for using the purchase method.

The net assets acquired and the goodwill arising from the acquisition are as follows:

	Acquiree's carrying amount	Fair value adjustments	Fair value of net assets
	HK$'000	*HK$'000*	*HK$'000*
Net assets acquired:			
Property, plant and equipment	26,168	—	26,168
Trademark	—	108,000	108,000
Inventories	4,329	—	4,329
Debtors, deposits and prepayments	17,384	—	17,384
Bank and cash balances	1,432	—	1,432
Provision for taxation	(3,124)	—	(3,124)
Deferred services income	(63)	—	(63)
Deferred tax liabilities	(624)	(18,900)	(19,524)
Creditors, deposits and accruals	(10,031)	—	(10,031)
Contingent liabilities	—	(1,000)	(1,000)
	35,471	88,100	123,571
Goodwill			82,392
			205,963
Total costs:			
Purchase consideration satisfied by cash			203,684
Costs incurred for the acquisition			2,279
			205,963
Net cash outflow arising on acquisition:			
Cash consideration paid			(205,963)
Bank balances and cash acquired			1,432
			(204,531)

The goodwill arising on the acquisition of Pacific Coffee is attributable to the anticipated profitability of the operation of coffee shops.

The Group recognised the contingent liabilities of approximately HK$1,000,000 in respect of liquidated damages for an alleged breach of a wholesale food supply contract.

Pacific Coffee contributed in its 10-month period HK$179.5 million and HK$18.8 million to the Group's revenue and profit before tax for the year respectively.

If the acquisition had been completed on 1st April, 2005, the Group's revenue for the year would have been HK$859 million, and profit for the year would have been HK$39.8 million. This proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1st April, 2005, nor is it intended to be a projection of future profits.

35. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purpose, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information. In prior year, the Group was organised into four divisions, which were computer and business machines, network solution and telecommunication system, technical and maintenance services and investment in securities and others. Due to the entry into a new business, the food and beverage market and the streamline of its existing business, the Group reorganises its business activities into three divisions. Segment information about these businesses is presented below. Comparative figures have been restated to conform with the current year's presentation.

Turnover and results

Year ended 31st March, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	549,011	179,469	103,265	831,745
RESULTS				
Segment results	18,352	18,794	5,734	42,880
Unallocated corporate expenses				(5,611)
Unallocated corporate income				5,812
Interest income				1,653
Finance costs				(3,906)
Profit before taxation				40,828
Income tax expenses				(3,862)
Profit for the year				36,966

Turnover and results

Year ended 31st March, 2005

	Computer and information communication technology HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000 (Restated)
TURNOVER	574,860	112,248	687,108
RESULTS			
Segment results	1,546	1,349	2,895
Unallocated corporate expenses			(445)
Interest income			269
Share of results of an associate	(826)	—	(826)
Finance costs			(1)
Profit before taxation			1,892
Income tax expenses			(339)
Profit for the year			1,553

The Group has no inter-segment sales for the two years ended 31st March, 2006.

Assets and liabilities

As at 31st March, 2006

	Computer and information communication technology HK$'000	Food and beverage HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000
ASSETS				
Segment assets	146,579	254,634	156,358	557,571
Unallocated corporate assets				73,261
Consolidated total assets				630,832
LIABILITIES				
Segment liabilities	69,948	17,878	—	87,826
Unallocated corporate liabilities				131,730
Consolidated total liabilities				219,556

Assets and liabilities

As at 31st March, 2005

	Computer and information communication technology	Investments in securities and others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
			(Restated)
ASSETS			
Segment assets	135,101	238,064	373,165
Amount due from an associate	379	—	379
Unallocated corporate assets			86,911
Consolidated total assets			460,455
LIABILITIES			
Segment liabilities	70,480	—	70,480
Unallocated corporate liabilities			11,439
Consolidated total liabilities			81,919

Other information

Year ended 31st March, 2006

	Computer and information communication technology	Food and beverage	Investments in securities and others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	8,635	149,975	48	158,658
Depreciation	4,775	10,567	459	15,801
Impairment loss on available-for-sale investments	—	—	2,466	2,466
Loss (gain) on disposal of property, plant and equipment	198	686	(1,235)	(351)
Write-down of inventories	1,000	—	—	1,000

Other information

Year ended 31st March, 2005

	Computer and information communication technology	Investments in securities and others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
			(Restated)
Allowance of doubtful debts	955	—	955
Capital additions	5,664	399	6,063
Depreciation	4,208	138	4,346
Impairment loss on investment securities	—	560	560
Loss on disposal of property, plant and equipment	450	—	450
Write-down of inventories	518	—	518

Geographical segments

The Group's operations in food and beverage business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in the computer and information communication technology business are carried out in Hong Kong, Thailand and Mainland China. The trading of investments in securities is carried out in Hong Kong. The following is an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2006		2005	
	HK$'000	%	*HK$'000*	%
Hong Kong	746,747	89	607,118	88
Thailand	66,284	8	69,028	10
Singapore	15,730	2	—	—
Others	2,984	1	10,962	2
	831,745	100	687,108	100

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets				Additions to properties, plant and equipment and intangible assets			
	2006		2005		2006		2005	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Hong Kong	558,891	89	400,498	87	153,444	97	5,036	82
Thailand	51,977	8	51,551	11	909	1	1,006	17
Singapore	9,307	1	—	—	3,149	1	—	—
Others	10,657	2	8,406	2	1,156	1	21	1
	630,832	100	460,455	100	158,658	100	6,063	100

36. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of the emoluments paid to the Directors of the Company are as follows:

	2006			
	Directors' fees	Salaries and other benefits	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors:				
Miss Lily Chow	—	1,212	91	1,303
Independent Non-Executive Directors:				
Mr Shinichi Yonehara	120	—	—	120
Mr Wu King Cheong	120	—	—	120
Mr Kwong Man Sing	120	—	—	120
	360	1,212	91	1,663

	2005			
	Directors' fees	Salaries and other benefits	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive Director:				
Miss Lily Chow	—	1,212	8	1,220
Independent Non-Executive Directors:				
Mr Shinichi Yonehara	120	—	—	120
Mr Wu King Cheong	120	—	—	120
Mr Kwong Man Sing	60	—	—	60
	300	1,212	8	1,520

Except for the directors' fees paid to each of the Independent Non-executive Directors, no other emoluments were paid or payable to the Independent Non-executive Directors during the two years ended 31st March, 2006.

In addition to the directors' emoluments disclosed above, Dr Chow Yei Ching, Mr Fung Pak Kwan, Mr Kuok Hoi Sang, Mr Chow Vee Tsung, Oscar and Mr Kan Ka Hon, Directors of the Company received remuneration totalling HK$20,074,000 (2005: HK$16,621,000) from the Company's ultimate holding company in respect of their services provided to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as Directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

The five highest paid individuals of the Group for the year ended 31st March, 2006 included one Director (2005: one Director), details of whose emoluments are set out above. The emoluments of the remaining four (2005: four) highest paid individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Performance based bonus	349	—
Salaries and other benefits	3,804	3,197
Retirement benefit scheme contributions	158	181
	4,311	3,378

The emoluments of these four highest paid individuals fall within the following bands:

	Number of individuals	
	2006	2005
Bands		
Nil — HK$1,000,000	2	3
HK$1,000,001 — HK$1,500,000	1	1
HK$1,500,001 — HK$2,000,000	1	—
	4	4

37. IMPAIRMENT TESTING ON GOODWILL AND TRADEMARK

As explained in note 35, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, goodwill and trademark with indefinite useful lives set out in notes 17 and 18 respectively have been allocated to a single CGU, "food and beverage".

During the year ended 31st March, 2006, management of the Group determined that there has been no impairment of its CGU containing the goodwill or the trademark.

The recoverable amount of the CGU has been determined based on a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a four-year period and the cash flows beyond the four-year period are extrapolated using diminishing growth rates from 10% and a discount rate of 12%. These growth rates are based on the relevant industry growth forecasts and do not exceed the average long-term growth rate for the relevant industry. Another key assumption for the value-in-use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development. Management believes that any reasonable possible change in any of these assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

38. CHARGE ON ASSETS

At 31st March, 2006, certain properties with an aggregate carrying value of HK$7,605,000 (2005: HK$8,163,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

39. OPERATING LEASE

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	2006 *HK$'000*	2005 *HK$'000*
Within one year	51,269	3,655
In the second to fifth year inclusive	63,969	83
	115,238	3,738

Operating leases are negotiated and rentals are fixed for lease term ranging from two to three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental.

The Group as lessor

All the investment properties were leased out for a period of three years and the Group did not have any renewal options given to the lessee. The future payments receivable by the Group with one year under non-cancellable operating leases amounted to HK$292,000 (2005: HK$360,000).

40. SHARE OPTION SCHEMES

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by Independent Non-executive Directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any Independent Non-executive Director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant, such grant must be approved in advance by the Company's and CIHL's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the Board of Directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

41. RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees at rate of 5%, and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$201,000 (2005: HK$206,000). At 31st March, 2006, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$59,000 (2005: HK$70,000). At 31st March, 2006, contributions of HK$555,000 (2005: HK$272,000) were due in respect of the reporting period and were paid over to the ORSO Scheme in April, 2006.

42. RELATED PARTY TRANSACTIONS

Details of the material transactions with CIHL and its subsidiaries and the Company's associate regarded as related parties for the purpose of HKAS 24 "Related Party Disclosures" issued by the HKICPA are as follows:

(a) On 28th March, 2005, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2006 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$4,005,000 (2005: HK$2,775,000). The management agreement expired on 28th March, 2006 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines and provided maintenance services to wholly-owned subsidiaries of CIHL totalling HK$10,103,000 (2005: HK$10,241,000).

(c) During the year, the Group paid rentals determined with reference to market amounting to HK$4,305,000 (2005: HK$3,828,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$158,000 (2005: HK$2,054,000) and HK$Nil (2005: HK$735,000), respectively, to a wholly-owned subsidiary of CIHL to cover its costs for services provided to the Group.

(e) The Group made advances totalling HK$1,366,000 (2005: repaid HK$1,304,000) to an associate. Full provision of approximately HK$1,745,000 was made on the outstanding amount due at 31st March, 2006 (2005: provision of HK$1,140,000).

(f) The remuneration paid and payable to the directors and other members of key management during the year was disclosed in note 36. The remuneration of directors and any key management is determined by the remuneration committee having regard to the performance of individuals and market trends.

The outstanding balance due from CIHL and its subsidiaries arising from the above transactions mentioned in (a) to (d) and payment of recurring expenses on behalf of the Group as at 31st March, 2006 amounted to HK$3,083,000 (2005: HK$1,477,000)."

2. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

The following is the reproduction of the text of the unaudited consolidated financial statements of the Group contained in pages 1 to 11 of the Company's 2006-2007 interim report:

"Condensed Consolidated Income Statement
For the six months ended 30th September, 2006

		Unaudited Six months ended 30th September,	
		2006	**2005**
	Notes	*HK$'000*	*HK$'000*
Turnover	3	381,879	428,754
Cost of sales		(259,329)	(335,019)
Gross profit		122,550	93,735
Other income	4	4,940	7,850
Selling and distribution costs		(102,256)	(67,940)
Administrative expenses		(3,582)	(3,011)
Other expenses		(999)	(5,553)
Operating profit		20,653	25,081
Share of result of an associate		—	(45)
Finance costs		(2,541)	(1,505)
Profit before taxation	5	18,112	23,531
Income tax expenses	6	(2,448)	(2,281)
Profit for the period attributable to equity holders of the Company		15,664	21,250
Dividend	7	4,754	5,141
Earnings per share	8	9.11 cents	12.40 cents
Interim dividend per share		2.5 cents	3.0 cents

Condensed Consolidated Balance Sheet

As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Non-current assets			
Investment properties		7,175	7,120
Property, plant and equipment	9	62,784	55,895
Prepaid lease payments		2,103	2,192
Goodwill		82,392	82,392
Trademark		108,000	108,000
Interest in an associate		435	—
Available-for-sale investments		18,480	10,020
Investments at fair value through profit or loss		49,507	49,588
		330,876	315,207
Current assets			
Inventories		78,823	66,991
Debtors, deposits and prepayments	10	112,503	100,164
Amount due from ultimate holding company		1,075	1,756
Amounts due from customers for contract work		141	342
Tax recoverable		191	662
Investments at fair value through profit or loss		74,742	73,279
Derivative financial instruments		—	32
Bank balances and cash equivalents		102,669	72,399
		370,144	315,625
Current liabilities			
Creditors, bills payables, deposits and accruals	11	92,652	77,045
Amounts due to customers for contract work		137	264
Deferred service income		18,391	20,420
Dividend payable		8,568	—
Provision for taxation		840	942
Bank borrowings		52,000	52,000
		172,588	150,671
Net current assets		197,556	164,954
Total assets less current liabilities		528,432	480,161

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Capital and reserves			
Share capital	12	95,078	85,678
Reserves		369,814	325,422
Equity attributable to equity holders of the Company		464,892	411,100
Minority interests		184	176
Total Equity		465,076	411,276
Non-current liabilities			
Bank borrowings		43,000	49,000
Deferred taxation		20,356	19,885
		63,356	68,885
Total equity and non-current liabilities		528,432	480,161

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th September, 2006 (unaudited)

		Attributable to equity holders of the Company								
	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2005		85,678	223,434	18,060	14	1,657	52,432	381,275	175	381,450
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity		–	–	–	–	(543)	–	(543)	(10)	(553)
Profit for the period		–	–	–	–	–	21,250	21,250	–	21,250
Total recognised income and expense for the period		–	–	–	–	(543)	21,250	20,707	(10)	20,697
Final dividend for 2005 paid		–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
At 30th September, 2005		85,678	223,434	18,060	14	1,114	71,969	400,269	165	400,434
At 1st April, 2006		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity		–	–	–	–	2,050	–	2,050	8	2,058
Profit for the period		–	–	–	–	–	15,664	15,664	–	15,664
Total recognised income and expense for the period		–	–	–	–	2,050	15,664	17,714	8	17,722
Final dividend relating to 2006	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
Issue of share capital		9,400	35,246	–	–	–	–	44,646	–	44,646
At 30th September, 2006		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

Condensed Consolidated Cash Flow Statement

For the six months ended 30th September, 2006

	Unaudited Six months ended 30th September,	
	2006	**2005**
	HK$'000	*HK$'000*
Net cash from operating activities	15,445	65,693
Net cash used in investing activities	(24,028)	(239,035)
Net cash from financing activities	38,646	104,839
Increase/(decrease) in cash and cash equivalents	30,063	(68,503)
Cash and cash equivalents at beginning of period	72,399	181,330
Effect of foreign exchange rate changes	207	(312)
Cash and cash equivalents at end of period	102,669	112,515
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	102,669	112,515

Notes

For the six months ended 30th September, 2006

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2006 except as described below.

In prior years, fixed assets of machinery, tools, equipment, furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 20% or 40% with initial charge of 20%. The directors of the Group have reviewed the usage of these assets and considered it appropriate to depreciate them on a straight line basis over their useful lives from 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current period.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards, HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that have become effective. The application of the new HKFRSs has no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) — INT 8	Scope of HKFRS 2[2]
HK(IFRIC) — INT 9	Reassessment of embedded derivatives[3]
HK(IFRIC) — INT 10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st May, 2006.
[3] Effective for annual periods beginning on or after 1st June, 2006.
[4] Effective for annual periods beginning on or after 1st November, 2006.

3. SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to operating profit by business segment and turnover by geographical segment is as follows:—

(a) By business segment

For the six months ended 30th September, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	259,798	115,963	6,118	381,879
RESULTS				
Segment results	5,999	8,149	8,392	22,540
Unallocated corporate expenses				(2,543)
Unallocated corporate income				164
Interest income				492
Operating profit				20,653
Finance costs				(2,541)
Profit before taxation				18,112
Income tax expenses				(2,448)
Profit for the period attributable to equity holders of the Company				15,664

For the six months ended 30th September, 2005

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	296,408	72,511	59,835	428,754
RESULTS				
Segment results	9,145	7,798	5,302	22,245
Unallocated corporate expenses				(2,594)
Unallocated corporate income				4,392
Interest income				1,038
Operating profit				25,081
Share of result of an associate	(45)	—	—	(45)
Finance costs				(1,505)
Profit before taxation				23,531
Income tax expenses				(2,281)
Profit for the period attributable to equity holders of the Company				21,250

(b) **By geographical segment**

	Turnover	
	Six months ended 30th September,	
	2006	**2005**
	HK$'000	*HK$'000*
Hong Kong	331,924	387,129
Thailand	37,230	33,333
Others	12,725	8,292
	381,879	428,754

4. OTHER INCOME

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest income	492	1,038
Gross rental income from properties less outgoings	220	275
Unrealised fair value gain of investments at fair value through profit or loss	3,770	—
Profit on disposal of properties for sales	—	4,392
Gain on foreign exchange contracts	—	1,696

5. PROFIT BEFORE TAXATION

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of goods sold	217,515	235,996
Depreciation on property, plant and equipment	10,356	6,741
Operating lease payments in respect of renting of premises	31,430	20,127
Staff costs, including directors' emoluments	61,476	52,016

6. INCOME TAX EXPENSES

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
The charge/(credit) comprises:		
Current taxation		
Hong Kong	1,539	1,962
Overseas	439	399
Deferred taxation	470	(80)
	2,448	2,281

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7. DIVIDEND

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
Interim dividend		
HK2.5 cents per share (2005: HK3.0 cents per share)	4,754	5,141

On 8th December, 2006, the Board of Directors declared an interim dividend of HK2.5 cents per ordinary share. The interim dividend is not reflected as a dividend payable in this condensed consolidated balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31st March, 2007.

A 2006 final dividend of HK5 cents (2005: HK1 cent) per ordinary share, totalling HK$8,568,000 was approved at the annual general meeting held on 28th September, 2006 and paid in October 2006. It has been reflected as an appropriation of retained earnings for the six months ended 30th September, 2006.

8. EARNINGS PER SHARE

Basic earnings per share are calculated based on the profit for the period of HK$15,664,000 (2005: HK$21,250,000) and on the weighted average number of ordinary shares of 171,922,446 (2005: 171,355,871) in issue during the period.

No diluted earnings per share are presented as the Company had no potential ordinary shares outstanding for the two periods ended 30th September, 2005 and 2006.

9. PROPERTY, PLANT AND EQUIPMENT

For the six months ended 30th September, 2006, the Group acquired property, plant and equipment of HK$16,956,000 (HK$35,547,000 for the six months ended 30th September, 2005) and disposed of property, plant and equipment with a net book value of HK$368,000 (HK$989,000 for the six months ended 30th September, 2005).

10. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors of HK$53,920,000 (31st March, 2006: HK$56,626,000).

The ageing analysis of trade debtors net of allowance of doubtful debts is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0-60 days	47,155	49,348
61-90 days	2,516	2,533
Over 90 days	4,249	4,745
Total	53,920	56,626

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis.

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

11. CREDITORS, BILL PAYABLES, DEPOSITS AND ACCRUALS

Included in creditors, bill payables, deposits and accruals are trade creditors and bills payable of HK$35,053,000 (31st March, 2006: HK$34,416,000).

The ageing analysis of trade creditors and bills payables is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0-60 days	32,398	31,166
61-90 days	690	333
Over 90 days	1,965	2,917
Total	35,053	34,416

The carrying amounts of the Group's trade and other creditors and bills payables approximate to their fair values.

12. SHARE CAPITAL

	As at 30th September, 2006		As at 31st March, 2006	
	Number of Ordinary Shares of HK$0.5 each	Nominal Value *HK$'000*	Number of Ordinary Shares of HK$0.5 each	Nominal Value *HK$'000*
Authorised:				
At beginning and end of the period	240,000,000	120,000	240,000,000	120,000
Issued and fully paid:				
At beginning of the period	171,355,871	85,678	171,355,871	85,678
Issue of shares	18,800,000	9,400	—	—
At end of the period	190,155,871	95,078	171,355,871	85,678

13. OPERATING LEASE

(a) The Group as lessee

At 30th September, 2006, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
Within one year	61,201	51,269
In the second to fifth year inclusive	65,389	63,969
	126,590	115,238

Operating leases are negotiated and rentals are fixed for lease term ranging from two to three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental. The above amount of commitment has only included the minimum guaranteed rental.

(b) The Group as lessor

All the investment properties were leased out for a period of three years and the Group did not have any renewal options given to the leasees. The future minimum lease receivable by the Group with one year under non-cancellable operating leases amounted to HK$301,000 (31st March, 2006: HK$292,000).

14. SUBSEQUENT EVENT

On 25th November, 2006, the Company entered into an agreement with Sinochina Pacific Limited to acquire, in two tranches, a total of 100 shares in Sinochina Enterprises Limited ("SEL"), representing the entire issued share capital of SEL. The two tranches involve the acquisition of 49 and 51 ordinary shares in SEL constituting respective 49% and 51% of the entire issued share capital of SEL. The total consideration of the two tranches shall in any event not exceed HK$200 million in aggregate. The consideration shall be satisfied in cash and financed by the internal resources of the Group.

SEL is engaging in the business of operation of restaurants and other food and beverage outlets in Hong Kong.

Further details of the event were contained in the Company's announcement dated 1st December, 2006."

3. MANAGEMENT DISCUSSION AND ANALYSIS

Despite a mild 4.5% decline in its turnover to HK$549 million, the Computer and Information Communication Technology segment reported 12 times increase in operating profit to HK$18.4 million.

The Computer Division continued to perform well and remained as the major contributor of both turnover and profit in this segment. Profit growth of the division, in particular, was the result of strong performance of notebook distribution business in Hong Kong. Representing a worldwide leading brand in notebook computer – Toshiba, the division captured the growing local demand for computer equipments at the effort of its internal sales teams working in close collaboration with dealers and suppliers to deepen market penetration. Restructured and adopting stringent cost control, its Thailand operation managed improvement in performance. The Business Machines Division also streamlined its operations and scaled down several loss incurring businesses, focusing its resources and efforts on the more promising local market.

The Network Solutions Division also recorded improved profit. This division offers comprehensive telecommunication and IT network solutions to corporate customers. Major projects undertaken during the year included the provision of maintenance service for the telephone call center system of The Peninsula Hotel Hong Kong, maintenance of PABX Systems and Solutions for American International Assurance covering 8,000 extensions, and installation and maintenance of Business Telephone System for various HKSAR government

departments. The Thailand Office of this division recorded improved performance in 2005. It offers comprehensive telecommunication, software applications and IP Telephony Solutions to corporate clients. Major projects undertaken during the year included the provision of maintenance service under a 5-year contract for the Call Center of AIS (the largest mobile phone operator in Thailand) with more than 2000 agents, upgrading the IP PABX (over 3000 users) of CitiBank's Thailand Office, installation and maintenance of the IP PABX System of Standard Chartered Bank Thailand.

Pacific Coffee, which was acquired by the Group on May 20, 2005 contributed a 10-month turnover of HK$180 million to the new Food and Beverage segment for the year. Segmental profit amounted to HK$18.8 million, which was in line with the Group's expectation. The newly acquired business was integrated into the Group's organisation structure smoothly without any disruption to daily management and operation. Pacific Coffee continued its growth plan in Hong Kong and Singapore and expanded into the Mainland China market during the year. Efforts were made together with suppliers and partners to ensure new shops offer customers a pleasing environment coupled with high quality products and services. Before the acquisition in May 2005, Pacific Coffee had a total of 44 outlets. Currently, Pacific Coffee operates a total of 57 outlets, including 44 in Hong Kong, 8 in Singapore, 3 in Shanghai and 2 in Beijing. It also plans to expand its business to Macau before the end of this year. The outlets in Hong Kong range from 500 sq. ft. to 4,400 sq. ft. in floor area. The new shops in Tung Chung and Wanchai are large-scale outlets of 3,000 sq. ft. and 2,500 sq. ft. respectively. With providing world-class coffee, delicious foods and comfortable environment as its objectives, Pacific Coffee is bold in adopting new concepts and store designs – the Pak Fook Store in Wanchai took on a contemporary look in April this year, and expanded its product offerings to include "Gelato", freshly made Italian style ice cream and sorbet. To further strengthen Pacific Coffee's image and market leadership, the Group plans to step up investment in IT infrastructure, marketing campaign and internal management system of the business to enhance efficiency and customer loyalty.

In addition to the food and beverage retail business, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate accounts. Convinced by the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighboring countries, the Board intends to further develop the Group's food and beverage businesses to obtain economy of scale and broaden the income stream. New stores will be added to the Pacific Coffee chain, and expansion through acquisition will be considered, if the right opportunities arise.

Favorable conditions in the equity and bond securities market saw the profit of the Group's investment in securities segment increase by 325% to HK$5.7 million. The Group, however, has continued to adopt a prudent approach in managing its investment in securities with its portfolio weighing more heavily on structured deposits and debentures. The Group also maintains high liquidity in the portfolio with substantial cash on hand to meet the needs of operating and investing activities from time to time.

4. FINANCIAL REVIEW AND EMPLOYEES POLICIES OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2006

As at 31 March 2006, the Group's total net asset attributable to equity holders of the Company amounted to HK$411 million (2005: HK$378 million), an increase of HK$33 million or 9% when compared with 2005.

Total debt to equity ratio was 24.6% (2005: 0.03%) and net debt to equity ratio was nil (2005: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$411 million (2005: HK$378 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$101 million (2005: HK$121,000). Cash and deposit at bank including structured deposits amounted to HK$122 million (2005: HK$181 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$3.9 million (2005: HK$1,000). The increase is due to the increase of banking loans of over HK$100 million to finance mainly the acquisition of Pacific Coffee.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

As at 31 March 2006, the Group employed approximately 846 full time staff globally. Total staff costs amounted to approximately HK$112 million for the year ended 31 March 2006. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Financial review and employees policy of the Group for the six months ended 30 September 2006

As at 30 September 2006, the Group's total net assets attributable to equity holders of the Company amounted to HK$465 million (HK$411 million as at 31 March 2006).

As at 30 September 2006, total debt to equity ratio was 20.4% (24.6% as at 31 March 2006) and net debt to equity ratio was nil (Nil as at 31 March 2006), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$465 million (HK$411 million as at 31 March 2006).

As at 30 September 2006, the Group's bank and other borrowings amounted to HK$95 million (HK$101 million as at 31 March 2006). Cash and deposit at bank including structured deposits amounted to HK$152 million (HK$122 million as at 31 March 2006) and there are no net borrowings as at 30 September 2006 (Nil as at 31 March 2006). The improvement in cash position was mainly attributable to the share placement of 18.8 million new shares in August 2006, bringing in net proceeds after expenses of HK$44.6 million for the expansion of food and beverage business and for the general working capital of the Group.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

As at 30 September 2006, the Group employed approximately 850 full time staff globally. Total staff costs amounted to approximately HK$61 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

5. PROSPECTS

Outlook for the computer and information communication technology business remains uncertain as margin continues to be under the pressure of market competition. That said, Hong Kong's economy is expanding at a brisk pace while interest rates remain relatively low with the added prospect of downward adjustments as 2007 appears on the horizon. Furthermore, the labor market is improving and this will spur consumption, hence investment in IT expenditure is expected to see moderate growth. Never complacent, the Group will continually seek ways to bring added value to customers, whether in the form of comprehensive solutions or reliable high-performance products and services.

For the stylish food and beverage business, in particular, Pacific Coffee, there are a number of initiatives in the pipeline. In Hong Kong, small or unprofitable stores facing high rental increases will be relocated. In Beijing and Shanghai, the Group will establish stores in more retail focused shopping areas and tourist locations so as to improve Pacific Coffee's brand visibility and profitability. In Singapore, the newly opened Vivo City store has already earned highly positive feedback from customers and become a new flagship. Not satisfied, management of Pacific Coffee will focus on building a strong regional team with local talent to ensure long-term growth.

With Igor's creative food and beverage concepts as well as Pacific Coffee's strong retail and brand presence, the Group is well positioned to continue capturing a growing share of the burgeoning lifestyle-based food and beverage market in Hong Kong, the PRC and other parts of Asia.

6. WORKING CAPITAL

The Directors are of the opinion that after taking into account the Group's internal resources, the present available banking facilities and the proceeds from the Disposal, the Group has sufficient working capital for its present requirements for the twelve months from the date of this circular.

7. INDEBTEDNESS STATEMENT

Borrowings

As at the close of business on 31 January 2007, being the latest practicable date for the purpose of this indebtedness statement, the Group had outstanding unsecured bank borrowings of approximately HK$126.6 million.

Disclaimer

Saved as aforesaid and apart from intra-group liabilities, the Group did not, at the close of business on 31 January 2007, have any outstanding loan capital issued and outstanding or agreed to be issued, bank overdraft, charges or debentures, mortgages, loans, or other similar indebtedness or any finance lease commitments, hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits or any guarantees or other material contingent liabilities.

The Directors have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Group since 31 January 2007.

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, being the date to which the latest published audited accounts of the Company were made up.

1. INTRODUCTION

As disclosed in the announcement of the Company dated 1 December 2006 and the circular of the Company dated 7 February 2007, the Company entered into an agreement to acquire, in two tranches, a total of 100 ordinary shares of SEL, being the entire issued share capital of SEL, for an aggregate consideration not to exceed HK$200 million. The first tranche comprises 49 shares of SEL ("Tranche I"), and the second tranche comprises 51 shares of SEL ("Tranche II").

The SEL Group (also known under the trade name of "Igor's") has 20 food & beverage outlets in operations including, among others, "Wildfire", "The Boathouse", "Stormies Crabshack", "Café de Paris", "Stormies", "The Cavern", "Swindlers" and "Typhoon" in various prime dining destinations and premier entertainment districts in Hong Kong.

Completion of acquisition of Tranche I took place on 31 January 2007 and an amount of approximately HK$42.8 million (subject to adjustments) was paid as consideration. Completion for acquisition of Tranche II shall take place within 21 days after the issue of the audited accounts of the SEL Group for the year ending 31 December 2008, or such other dates as the parties may agree.

After completion of the acquisition of Tranche I and before completion of the acquisition of Tranche II, the SEL Group will be equity accounted for as an associated company of the Company in accordance with the HKFRS. After completion of the acquisition of Tranche II, SEL will become a wholly-owned subsidiary of the Company and its results will be consolidated into the Group's accounts.

2. FINANCIAL SUMMARY

The audited financial information of the SEL Group for the three years and eleven months ended 30 November 2006 have been set out in the circular of the Company dated 7 February 2007. Set out below is a summary of the audited financial information on the SEL Group contained in the circular of the Company dated 7 February 2007 for Shareholders' information:

Results

	Period from 15 January 2003 (date of incorporation of CL Holdings Limited) to 31 December	Year ended 31 December		Eleven months ended 30 November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
TURNOVER	45,742	81,424	105,804	95,591	107,041
COST OF SALES	(9,373)	(15,348)	(20,210)	(18,209)	(21,176)
GROSS PROFIT	36,369	66,076	85,594	77,382	85,865
OTHER INCOME AND GAINS	4,794	1,925	3,622	1,431	7,006
ADMINISTRATIVE AND OTHER OPERATING EXPENSES	(38,422)	(64,251)	(79,949)	(73,169)	(85,862)
FINANCE COSTS	(67)	(238)	(140)	(99)	(231)
SHARE OF RESULTS OF ASSOCIATES	–	–	292	354	806
PROFIT BEFORE TAXATION	2,674	3,512	9,419	5,899	7,584
TAX EXPENSE	(721)	(1,160)	(1,084)	(907)	(999)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1,953	2,352	8,335	4,992	6,585
DIVIDEND	–	–	7,200	–	–

Assets and liabilities

	As at 31 December			As at 30 November
	2003	**2004**	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	13,816	17,870	21,594	25,112
Current assets	7,312	12,418	17,539	25,005
Total assets	21,128	30,288	39,133	50,117
Current liabilities	18,490	19,681	18,770	28,373
Non-current liabilities	974	280	139	2,135
Total liabilities	19,464	19,961	18,909	30,508
Net assets	1,664	10,327	20,224	19,609

The following is the text of letters prepared for inclusion in this circular received from the independent valuers in connection with their valuation of the Properties.

1. VALUATION OF PROPERTY IN HONG KONG


Knight
Frank
萊
坊

Knight Frank Petty Ltd
4/F Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong
Tel: 2840 1177
Fax: 2840 0600

4 April 2007

The Directors
Chevailer iTech Holdings Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property held by Chevalier iTech Holdings Limited (the "Company") and its subsidiary (together known as "the Group"), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the property as at 31 January 2007.

Our valuation of the property is our opinion of its market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

The market value specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, joint ventures, management agreements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale or purchase, and without offset for any associated taxes.

We have generally valued the property by reference to comparable market transaction. The property is occupied by the Group and we have valued the property assuming sale with vacant possession.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us on such matters as statutory notices, easements, tenure, particulars of occupancy, floor area and all other relevant matters. We have caused searches to be made at the Land Registry. However, we have not scrutinised the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us. We have no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuation. We are also advised by the Group that no material fact has been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view. All documents and leases have been used as reference only and all dimensions, measurements and areas are approximate.

We have inspected the exterior of the property valued. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the property is or is not free of rot, infestation or any other defects. No tests were carried out on any of the services.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of any onerous nature which could affect its value.

In preparing our valuation report, we have complied with "The HKIS Valuation Standards on Properties (First Edition 2005)" published by The Hong Kong Institute of Surveyors and all the requirements contained in the provisions of Chapter 5 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited.

We enclose herewith our valuation report.

Yours faithfully,
For and on behalf of
Knight Frank Petty Limited
Alex S L Ng
MHKIS MRICS RPS (GP)
Executive Director

Note: Mr. Alex S L Ng is a member of the Hong Kong Institute of Surveyors, a member of the Royal Institution of Chartered Surveyors and a Registered Professional Surveyor (General Practice) and has extensive valuation experience in Hong Kong and the PRC properties.

VALUATION REPORT

Property	Description	Particulars of occupancy	Market Value in existing state as at 31 January 2007
Commercial Unit on 23rd Floor 88 Lockhart Road Wan Chai Hong Kong. 11/343rd shares of and in Inland Lots Nos. 4015, 4016 and 4017.	The property comprises the whole of the office floor on 23rd Floor of a 24-storey (including a basement) commercial building known as 88 Lockhart Road and was completed in 1990. The gross floor area of the property is approximately 2,010 sq. ft. The property is held under three Government Leases each for a term of 99 years renewable for 99 years commencing from 25 May 1929. The total Government rent for the whole lots is HK$34 per annum.	The property is currently occupied by the Group as a service centre.	HK$6,000,000

Notes:

(1) The registered owner of the property is Lucky Fine Limited, a wholly-owned subsidiary of the Company.

(2) The property is zoned "Commercial / Residential" under Wan Chai Outline Zoning Plan No. S/H5/24 dated 27 October 2006.

2. VALUATION OF PROPERTIES IN THE PRC


DTZ Debenham
Tie Leung
International Property Advisers
戴德梁行

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

4 April 2007

The Directors
Chevalier iTech Holdings Limited
22/F, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Kowloon

Dear Sirs,

Re : Portfolio Valuation

Instructions, Purpose & Date of Valuation

We refer to your instruction for us to value the market values of certain properties held by Chevalier iTech Holdings Limited (referred to as the "Company") and/or its subsidiaries (hereinafter together referred to as the "Group") in the People's Republic of China (the "PRC"). We confirm that we have carried out site inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the properties as at 31 January 2007.

Definition of Open Market Value

Our valuation of each of the properties represents its Market Value which in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Valuation Bases & Assumption

Our valuations of the properties excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuations of the properties which are situated in the PRC, we have assumed that transferable land use rights in respect of the properties for specific land use terms at nominal annual land use fees have been granted and that any premiums payable have already been fully paid.

We have also assumed that the grantees or the users of the respective properties have free and uninterrupted rights to use or to assign the respective properties for the whole of the respective unexpired terms as granted. We have relied on the advice given by the Group regarding the title of the respective properties and the Group's interest in them.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the respective properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoing of any onerous nature which could affect their values.

In valuing the property interests, we have complied with the requirements set out in Chapter 5 of and Practice Note 12 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Valuation Standards (First Edition 2005) on Valuation of Properties published by The Hong Kong Institute of Surveyors.

Method of Valuation

We have valued the properties by direct comparison approach by making reference to comparable sales evidences as available in the relevant market and where appropriate, by capitalizing the net rental income derived from the existing tenancies with due allowance for the reversionary potential of the properties.

Source of Information

We have relied to a very considerable extent on information given by the Group and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, lettings, floor areas and all other relevant matters.

Dimensions, measurements and areas included in the valuation certificates attached are based on information contained in the documents provided to us and are therefore only approximations. We have had no reason to doubt the truth and accuracy of the information provided to us which is material to the valuations. We were also advised by the Group that no material facts have been omitted from the information supplied.

Title Investigation We have been provided with copies of documents in relation to the titles to the respective properties. However, we have not carried out searches to verify the ownership of the properties and to ascertain any amendment which may not appear on the copies handed to us.

Site Inspection We have inspected the exterior and, where possible, the interior of each of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report that the properties are free of rot, infestation or other structural defects. Unless otherwise stated, we have not been able to carry out on-site measurement to verify the site and floor areas of the respective properties and we have assumed that the areas shown on the copies of the documents handed to us are correct.

Currency Unless otherwise stated, all sums stated in our valuations are in Renminbi, the official currency of the PRC.

A summary of our valuations and our valuation certificates are attached below.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited

K. B. Wong
China Real Estate Appraiser
Registered Professional Surveyor (GP)
M.R.I.C.S., M.H.K.I.S.
Director

Note: Mr. K. B. Wong is a Registered Professional Surveyor who has over 20 years of experience in the valuation of properties in the PRC and Hong Kong.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 31 January 2007 *RMB*	Interest attributable to the Group	Capital value in existing state attributable to the Group as at 31 January 2007 *RMB*
	Group I — Property interest owned and occupied by the Group in the PRC			
1.	Units B and F, Level 18, Shanghai Jinli Plaza, No. 3 of Alley No. 600 Liuzhou Road, Xuhui District, Shanghai, the PRC	1,700,000	100%	1,700,000
			Sub-total:	**1,700,000**
	Group II — Property interests held for investment by the Group in the PRC			
2.	Unit 1804, Level 18, Dongshan Plaza, No. 69 Xianlie Central Road, Dongshan District, Guangzhou, Guangdong Province, the PRC	1,950,000	100%	1,950,000
3.	Units 1805 to 1807, Level 18, Dongshan Plaza, No. 69 Xianlie Central Road, Dongshan District, Guangzhou, Guangdong Province, the PRC	5,860,000	100%	5,860,000
			Sub-total:	**7,810,000**
			Grand total :	**9,510, 000**

VALUATION CERTIFICATE

Group I — Property interests owned and occupied by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 January 2007
1.	Units B and F, Level 18, Shanghai Jinli Plaza, No. 3 of Alley No. 600 Liuzhou Road, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units on Level 18 of a 24-storey residential building completed in 1997. The property comprises a total gross floor area of 169.48 sq.m. (1,824 sq.ft.). The land use rights of the property have been granted for a term from 28 April 1997 to 15 August 2063 for residential use.	The property is currently owner-occupied.	RMB1,700,000

Notes:

(1) According to 2 Real Estate Title Certificates issued by Shanghai Municipal Housing and Land Administration Bureau (上海市房屋土地管理局) issued on 19 December 1997, the land use rights and building ownership of the property comprising a total gross floor area of 169.48 sq.m. have been granted to Lucky Fine Limited (勵發有限公司), a wholly-owned subsidiary of the Company, for a term from 28 April 1997 to 15 August 2063 for residential use with details as follows:

Unit No.	Certificate No.	Gross Floor Area (sq.m.)
18B	(1997)006126	84.74
18F	(1997)006127	84.74
	Total:	169.48

(2) We have reviewed the Real Estate Title Certificates and the payment receipt for sales and purchase of the property and prepared our valuation on the following basis:

(i) The property is held by Lucky Fine Limited (勵發有限公司) under two Real Estate Title Certificates Nos. (1997) 006126 and (1997) 006127 for a land use term from 28 April 1997 to 15 August 2063 for residential use;

(ii) Lucky Fine Limited (勵發有限公司) has duly settled all the payment agreed in the sales and purchase of the property; and

(iii) Lucky Fine Limited (勵發有限公司) has the right to freely lease, transfer, mortgage and dispose of the land use rights and building ownership rights of the property.

VALUATION CERTIFICATE

Group II — Property interests held for investment by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 January 2007
2.	Unit 1804, Level 18, Dongshan Plaza, No. 69 Xianlie Central Road, Dongshan District, Guangzhou, Guangdong Province, the PRC	The property comprises an office unit on Level 18 of a 27-storey office building erected on a 4-storey commercial podium completed in 1996. The property comprises a total gross floor area of 168.66 sq.m. (1,815 sq.ft.). The land use rights of the property have been granted for a term of 50 years from 24 January 1995 for office use.	The property is leased for a term from 1 March 2006 to 28 February, 2009 at a monthly rent of RMB12,649.50, exclusive of management fees and utilities charges.	RMB1,950,000

Notes:

(1) According to Real Estate Title Certificate No. C1423353 issued by Bureau of Land Resources and Housing Management of Guangzhou Municipality (廣州市國土資源和房屋管理局) issued on 4 December 2002, the land use rights and building ownership of the property comprising a gross floor area of 168.66 sq.m. have been granted to Guangzhou Chevalier iTech Services Co., Ltd. (廣州其士科技工程有限公司), a wholly-owned subsidiary of the Company, for a term of 50 years from 24 January 1995 for office use.

(2) We have reviewed the Real Estate Title Certificate and the payment receipt for sales and purchase of the property and prepared our valuation on the following basis:

(i) The property is held by Guangzhou Chevalier iTech Services Co., Ltd. (廣州其士科技工程有限公司)under a Real Estate Title Certificate No. C1423353 for a land use term of 50 years from 24 January 1995 for office use;

(ii) Guangzhou Chevalier iTech Services Co., Ltd. (廣州其士科技工程有限公司)has duly settled all the payment agreed in the sales and purchase of the property; and

(iii) Guangzhou Chevalier iTech Services Co., Ltd. (廣州其士科技工程有限公司)has the right to freely lease, transfer, mortgage and dispose of the land use rights and building ownership rights of the property.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 January 2007
3.	Units 1805 to 1807, Level 18, Dongshan Plaza, No. 69 Xianlie Central Road, Dongshan District, Guangzhou, Guangdong Province, the PRC	The property comprises 3 office units on Level 18 of a 27-storey office building erected on a 4-storey commercial podium completed in 1996. The property comprises a total gross floor area of 507 sq.m. (5,457 sq.ft.). The land use rights of the property have been granted for a term of 50 years from 24 January 1995 for office use.	The property is leased for a term from 1 March 2006 to 28 February 2009 at a monthly rent of RMB38,025, exclusive of management fees and utilities charges.	RMB5,860,000

Notes:

(1) According to 3 Real Estate Title Certificates issued by Guangzhou Land and Housing Administration Bureau (廣州市國土局房管局) issued on 16 April 1999, the land use rights and building ownership of the property comprising a total gross floor area of 507 sq.m. have been granted to Lucky Fine Limited (勵發有限公司), a wholly-owned subsidiary of the Company, for a term of 50 years from 24 January 1995 for office use with details as follows:

Unit No.	Certificate No.	Gross Floor Area (sq.m.)
1805	0466796	171.59
1806	0466795	163.82
1807	0466794	171.59
	Total:	507.00

(2) We have reviewed the Real Estate Title Certificates and the payment receipt for sales and purchase of the property and prepared our valuation on the following basis:

(i) The property is held by Lucky Fine Limited (勵發有限公司) under three Real Estate Title Certificates Nos. 0466794, 0466795 and 0466796 for a land use term of 50 years from 24 January 1995 for office use;

(ii) Lucky Fine Limited (勵發有限公司) has duly settled all the payment agreed in the sales and purchase of the property; and

(iii) Lucky Fine Limited (勵發有限公司) has the right to freely lease, transfer, mortgage and dispose of the land use rights and building ownership rights of the property.

3. VALUATION OF PROPERTIES IN THAILAND

Sallmanns (Far East) Limited
177/1 Bangkok Union Insurance Bldg.,
20th Floor, Unit 2, Surawongse Rd.,
Surlyawongse, Bangrak, Bangkok 10500, Thailand
Tel: (662) 634 8500 Fax: (662) 634 8511
e-mail: bangkok@sallmannsthailand.com



Sallmanns Group
International Property Consultants & Valuers
www.sallmannsthailand.com

The Directors
Chevalier iTech Holdings Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Kowloon, Hong Kong

4 April 2007

Dear Sirs,

Re Property Valuations, Bangkok, Thailand

In accordance with your instructions to value the properties in which Chevalier iTech Holdings Limited (the "Company) and its subsidiaries (hereinafter together referred to as the "Group") have interests in Bangkok, Thailand. We confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the Market Value and/or value of the property-lessee interest as at 31 January 2007 (the date of valuation").

Our valuations of the office property named "Chevalier House" and the Condominium Unit, (in Saranjai Mansion) represent the Market Value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arms length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion"

Our valuations of the retail shop units, namely Silom Centre and the Fortune Town property interests represent the Lessee Interest or value which we would define as intended to mean *"The ownership interest that is created by the terms of a lease rather than the underlying rights of real estate ownership. The lease interest is subject to the terms of a specific lease arrangement, expires within a specified time, and may be capable of subdivision or subleasing to other parties".*

We have principally valued the properties by the direct comparison with current market approach.

A list of major assumptions made in the preparation of this valuation and the limiting conditions under which this opinion is given is detailed in this letter. It is a condition of the use of this assessment that the recipient of the Valuation Certificates accepts these statements, and our assessment is based upon estimates, assumptions and other information supplied by Chevalier iTech Holdings Limited, discussions with industry contacts, our research of the market and knowledge of the Thailand property industry.

1. The valuation is contingent upon all advice and information relative to the property as supplied being true and correct.

2. The Valuer reserves the right to review and if necessary, amend the Valuation should evidence contrary to that supplied be revealed.

3. Valuation methodology has generally followed standards as set by The Royal Institution of Chartered Surveyors (RICS) and The International Valuation Standards Committee (IVSC) unless where local standards or customs differ, and Thai Valuation Standards and in compliance with the requirements contained in Chapter 5 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

However, real estate values vary from time to time in response to changing market circumstances and it should therefore be noted that this assessment of value is based on the facts and evidence as they existed as at the date of valuation and no warranty can be given as to the maintenance of this value into the future. It is therefore recommended that the valuation be reviewed periodically.

Our report is based upon an assessment of current and likely future conditions. We do stress that the estimation of future market conditions is a very problematic exercise, which at best should be regarded as an indicative assessment of possibilities rather than absolute certainties. The process of making forward projections involves assumptions regarding a considerable number of variables, which are acutely sensitive to changing conditions. The actual levels of sale price, take up, sales rates, occupancy, revenue and expenses may vary from our forecast due to unforeseen circumstances and the differences may be material. To rely upon our valuation therefore, the reader must be satisfied as to the reasoning behind these future estimates.

In valuing the property interests, we have complied with the requirements contained in Chapter 5 of The Stock Exchange of Hong Kong Limited , the RICS Appraisal and Valuation Standards (5th Edition May 2003) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standard on Properties (1st Edition January 2005) published by the Hong Kong Institute of Surveyors.

We state that this report is confidential to, and intended for the use only of the party to whom it is addressed and for no other purpose than the specific purpose to which it refers. No responsibility is accepted for any loss suffered arising from a use other than that for which the report is prepared, nor is any responsibility accepted to any third party for the whole or part of the contents of this report.

No significant changes in the market are assumed to transpire between the date of inspection and the date of valuation of this report that could exert either a negative or positive influence over the value of the property.

Where market values are assessed, they reflect the full contract value and no account is taken of any costs and/or tax expenses involving the transfer, sale or use(s) of the property.

We have assumed the instructions and subsequent information supplied by Chevalier iTech Holdings Limited and/or their advisors contain a full and truthful disclosure of all information that is relevant. Accordingly information, estimates and opinions furnished to us and contained in this report have been obtained from sources considered reliable and believed to be true and correct. Sallmanns (Far East) Limited can accept no responsibility if this should prove not to be so.

The values and any allocation of values illustrated within this report are purely for the purposes of a guide and set out such permutation in support of our opinion of value. The values assessed should not be used in conjunction with any other assessment as they may prove incorrect if so used.

We have assumed the properties are free and clear of any and all charges, liens and encumbrances of an onerous nature likely to affect value, whether existing or otherwise, unless otherwise stated. We assume no responsibility for matters legal in nature nor do we render any opinion as to the title which is assumed to be good and marketable. We are not aware of any easements, servitudes or rights of way affecting the property and our valuation assumes that none exist other than those stated within the report.

The real estate market is assumed to remain as can be envisaged from current market information and likely trends generally perceivable. No adverse impact to the economy, which could in turn negatively affect the property market and real estate industry, (such as severe capital flight or political unrest) is assumed in our valuation.

All documents have been used for reference only. All dimension, measurements and area are based on information contained in the documents provided to us or advised by the instructing party or measured by the valuer(s) and are therefore approximations only.

Whilst we have carried out a careful external building inspection, we advise that we have not completed a detailed structural survey, engineering tests, tested any of the services, or inspected unexposed or inaccessible portions of the building, and are therefore unable to state that these are free of defect, dangerous materials and modifications, rot or infestation. We have viewed the general state of repair of the building(s) and have assumed that the improvements are reasonably structurally sound considering their age, unless otherwise stated within this report.

We advise that we have not carried out a detailed site survey and we have of necessity assumed for the purposes of this Valuation, that all structural improvements have been erected within the Title/property boundaries.

Unless otherwise stated, all monetary sums stated in this report are in Hong Kong Dollars. The Exchange rate adopted in our valuations is approximately 4.6127 Thai Baht = 1 Hong Kong Dollar which was approximately the prevailing exchange rate as at the date of valuation.

Our valuations are summarized in the valuation certificates attached.

Yours faithfully,
For and on behalf of
Sallmanns (Far East) Limited
Andrew Langdon
AAPI MRICS
Managing Director

Note : Andrew Langdon is a Chartered Surveyor who has 10 years experience in the valuation of properties in Thailand and 16 years of property valuation experience in Australia and throughout South East Asia.

VALUATION CERTIFICATE

Property No. 1	Description	Particular of Occupancy	Lessee Interest in existing state as at 31 January 2007
An office building named "Chevalier House" No. 540 corner of Bamrungmuang Road and Yukol Road, Debsirin Subdistrict, Pom Prab Sattupai District, Bangkok	The property comprises a 8 level office building of some 25 years of age in good condition. The total net rentable floor area of the office building is approximately 1,456 sq.m.	The property is currently owner occupied for office purposes. Property held for owner occupation.	Thai Baht 41,000,000 HK$8,888,500

Notes :

1. Pursuant to a title deeds;

No.	Title Deed No. New	Lot No. (Old)	Survey No.	Rai	Ngan	Area Sq.wah
1.	6818	324 (339)	1829	0	0	14
2.	6819	323 (340)	1830	0	0	14
3.	6820	322 (341)	1831	0	0	27
4.	15145	321 (1357)	5605	0	0	10
			Total	0	0	65

Cadastral No.	:	5036 III 6220-16
Subdistrict	:	Debsirin (Pom Prap Sattrupai)
District	:	Pom Prap Sattrupai (Sam Peang)
Province	:	Bangkok
Tenure	:	Freehold
Registered Owner	:	Sup Aswin Limited, a subsidiary of the Group
Encumbrances	:	Mortgaged to Bank of Asia Public Co., Ltd. (Changed to UOB (Thai) Plc)

2. Exchange rate as at 31 January 2007 is 4.6127 Thai Baht per 1 Hong Kong Dollar.

3. Date of Valuation — 31 January 2007

4. Valuation Method — Direct Comparison

VALUATION CERTIFICATE

Property No. 2	Description	Particular of Occupancy	Lessee Interest in existing state at as 31st January 2007
Condominium Unit, Room No. 17/353, 17th Fl., at Saranjai Mansion 1, Soi Sukhumvit 4 (NaNa-Tai), Sukhumvit Road, Klongton Subdistrict, Klongtoey District, Bangkok	The Subject property comprise condominium unit, located at room no. 17/353 on 17th floor with in Saranjai Mansion 1, total floor area approximately 83.29 sq.m. The age of the building is approximately 14 years and good condition. Facilities are electricity, water supply, car park, elevators, staircases, 24 hours security and telephone systems. The access is via Soi Sukhumvit 4 (Nana-Tai) and Soi Sukhumvit 6. Zoning is high density residential	The property is currently occupied for residential purposes. Property held for owner occupation.	Thai Baht 2,800,000 HK$607,000

Notes :

5. Pursuant to a title deed;

Building Name	Building No.	Title Strata Room no.	Floor	Floor Area (Sq. m.)	Proportion of Ownership
Saranjai Mansion	1	17/535	17	83.29	22.7/10,000

Subdistrict	:	Klongton (Bangkapi Fang Tai)
District	:	Phrakhanong (Bangkapi)
Province	:	Bangkok
Tenure	:	Freehold
Registered Owner	:	Sup Aswin Limited, a subsidiary of the Group
Encumbrance	:	None

6. Exchange rate as at 31 January 2007 is 4.6127 Thai Baht per 1 Hong Kong Dollar.

7. Date of Valuation — 31 January 2007

8. Valuation Method — Direct Comparison

VALUATION CERTIFICATE

Property No. 3	Description	Particular of Occupancy	Lessee Interest in existing state as at 31st January 2007
A leasehold retail shop, unit 303 Silom Complex shopping mall 3rd floor Silom Road, Bangrak District, Bangkok	The property comprises a single irregular shaped leasehold retail shop. The total net rentable floor area of the shop is approximately 71 sq.m. A lease for the property was granted on December 18th 1995 for a 16 years and 2 months lease term expiring on 30 November 2011. Zoning is commercial	The property is currently occupied by Sup Aswin Limited for retail purposes. Property held for owner occupation.	Thai Baht 2,200,000 HK$476,900

Notes :

9. Pursuant to a lease contract;

Lessor	:	Silom Complex and Service Co., Ltd.
Lessee	:	Sup Aswin Limited, a subsidiary of the Group
Term of Period	:	16 years and 2 months
Date of beginning	:	18 December 1995
Date of ending	:	30 November 2011
Encumbrance	:	None

10. Exchange rate as at 31 January 2007 is 4.6127 Thai Baht per 1 Hong Kong Dollar.

11. Date of Valuation — 31 January 2007

12. Valuation Method — Direct Comparison

VALUATION CERTIFICATE

Property No. 4	Description	Particular of Occupancy	Lessee Interest in existing state as at 31st January 2007
A leasehold retail shop, unit 40-41 Fortune Town shopping mall 2nd floor Ratchadapisek Road, Dindang District, Bangkok	The property comprises a single irregular shaped leasehold retail shop. The total net rentable floor area of the shop is approximately 53.98 sq.m. A lease for the property was granted on 1 May 1995 for a 16 years and 4 months lease term expiring on 31 August 2011 Zoning is high density residential.	The property is currently occupied by Sup Aswin Limited for retail purposes. Property held for owner occupation.	Thai Baht 1,600,000 HK$346,900

Notes :

13. Pursuant to a lease contract;

Lessor	:	Univest Land PCL.
Lessee	:	Sup Aswin Limited, a subsidiary of the Group
Term of Period	:	16 years and 4 months
Date of beginning	:	1 May 1995
Date of ending	:	31 August 2011
Encumbrance	:	None

14. Exchange rate as at 31 January 2007 is 4.6127 Thai Baht per 1 Hong Kong Dollar.

15. Date of Valuation — 31 January 2007

16. Valuation Method — Direct Comparison

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares (long position)

Name of Directors	Capacity	Number of Shares Personal interests	Corporate interests	Total	Approximate percentage of interest (%)
Dr. Chow	Beneficial owner and interest of controlled corporation	6,815,854	107,822,933*	114,638,787	60.29
KUOK Hoi Sang	Beneficial owner	2,400,000	—	2,400,000	1.26
KAN Ka Hon	Beneficial owner	451,200	—	451,200	0.24
Shinichi YONEHARA	Beneficial owner	600	—	600	0.00032

* *Dr. Chow had notified the Company that under the SFO, he was deemed to be interested in 107,822,933 Shares which were held by CIHL as Dr. Chow beneficially owned 150,356,359 shares in CIHL, representing approximately 53.97% of the issued share capital of CIHL. Dr. Chow was deemed to be interested in these Shares under the SFO and these Shares were same as those Shares disclosed in the section "Substantial Shareholders' interests in securities" below.*

(b) Interests in associated corporation – shares (long position)

Name of Directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Total	Approximate percentage of interest (%)
Dr. Chow	CIHL	Beneficial owner	150,356,359	150,356,359	53.97
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.001

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial shareholders	Capacity	Number of Shares held (Long position)		Approximate percentage of interest (%)
Dr. Chow	Beneficial owner	114,638,787	*(Notes 1 and 3)*	60.29
MIYAKAWA Michiko	Beneficial owner	114,638,787	*(Notes 2 and 3)*	60.29
CIHL	Beneficial owner	107,822,933	*(Note 3)*	56.70
Chevalier (HK) Limited	Beneficial owner	13,471,200	*(Note 3)*	7.08
Firstland Company Limited	Beneficial owner	13,471,200	*(Note 3)*	7.08

Substantial shareholders	Capacity	Number of Shares held (Long position)	Approximate percentage of interest (%)
CHEN Wai Wai, Vivien	Beneficial owner	18,800,000 *(Note 4)*	9.89
Crosby Investment Holdings Inc.	Interest of controlled corporation	18,800,000 *(Note 4)*	9.89
Nan Fung Resources Limited	Interest of controlled corporation	18,800,000 *(Note 4)*	9.89
Gentfull Investment Limited	Beneficial owner	18,800,000 *(Note 4)*	9.89

Notes:

1. Under the SFO, these Shares were held by Dr. Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 107,822,933 in which Dr. Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr. Chow, was deemed to be interested in the same parcel of 114,638,787 Shares held by Dr. Chow.

3. These Shares were held as interest of controlled corporation through Firstland Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Chevalier (HK) Limited. Chevalier (HK) Limited is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, Chevalier (HK) Limited, CIHL, Dr. Chow and his spouse were deemed to be interested in 13,471,200 Shares.

4. Ms. Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 Shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms. Chen Wai Wai, Vivien.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors had an interest in any business constituting a competing business to the Group.

4. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(i) none of the Directors had any interest, either direct or indirect, in any assets which have been, since 31 March 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(ii) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which was subsisting as at the date of this circular and is significant in relation to the business of the Group.

5. MATERIAL CONTRACTS

The following contracts have been entered into by members of the Group within two years preceding the date of this circular and are or may be material:

(a) the share purchase agreement dated 6 April 2005 in relation to the acquisition of Pacific Coffee;

(b) the escrow agreement dated 20 May 2005 in relation to the acquisition of Pacific Coffee;

(c) the share purchase agreement dated 25 November 2006 in relation to the acquisition of all the issued shares of SEL;

(d) the escrow agreement dated 31 January 2007 in relation to the acquisition of all the issued shares of SEL;

(e) the shareholders' agreement dated 31 January 2007 in relation to the acquisition of all the issued shares of SEL; and

(f) the Agreement.

6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

7. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

8. EXPERTS AND CONSENTS

The following are the qualifications of the experts who have been named in this circular or have given opinions or advice which are contained in this circular:

Names	Qualifications
Anglo Chinese	A licensed corporation under the SFO to conduct type 1(dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities
DTZ Debenham Tie Leung Limited ("DTZ")	Professional valuers
Knight Frank Petty Limited ("Knight Frank")	Professional valuers
Sallmanns (Far East) Limited ("Sallmanns")	Professional valuers

Each of the above experts, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, none of the above experts had any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to the Group, or were proposed to be acquired or disposed of by or leased to the Group.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong, from the date of this circular up to 2 May 2007:

— the memorandum and bye-laws of the Company;

— the published audited consolidated financial statements of the Company for the two financial years ended 31 March 2006, the text of which is set out in Appendix I to this circular;

— the published unaudited condensed consolidated financial statements of the Company for the six months ended 30 September 2006, the text of which is set out in Appendix I to this circular;

— the letter from the Independent Board Committee, the text of which is set out on page 17 of this circular;

— the letter from Anglo Chinese, the text of which is set out on pages 18 to 26 of this circular;

— the valuation reports from DTZ, Knight Frank and Sallmanns respectively, the text of which is set out in Appendix III to this circular;

— the consent letters from DTZ, Knight Frank and Sallmanns as referred to in the section headed "Experts and consents" in this appendix;

— the circular of the Company dated 7 February 2007 in respect of the acquisition of all the issued shares of SEL; and

— the material contracts referred to in the section headed "Material Contracts" in this appendix.

10. MISCELLANEOUS

(a) The qualified accountant and the secretary of the Company is Mr. KAN Ka Hon, FCCA. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, its head office and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(c) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

NOTICE IS HEREBY GIVEN that a special general meeting of Chevalier iTech Holdings Limited (the "Company") will be held at 10:00 a.m. on Wednesday, 2 May 2007 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong, for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions of the Company:

ORDINARY RESOLUTION

"**THAT** the disposal by the Company to Chevalier International Holdings Limited ("CIHL") of the IT Business (as more particularly described in the circular of the Company dated 4 April 2007, a copy of which has been initialled by the chairman of the special general meeting) pursuant to the agreement dated 12 March 2007 entered into between the Company and CIHL (the "Agreement") be and is hereby approved AND THAT the directors of the Company be and are hereby authorized to take such action and execute such documents as they may consider appropriate and expedient in respect of the completion of the proposed transaction contemplated under the Agreement."

SPECIAL RESOLUTION

"**THAT** subject to the due registration of the new name with the Registrar of Companies in Bermuda being completed, the name of the Company be changed from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and the new Chinese name of "其士泛亞控股有限公司" be adopted by the Company for identification purposes only AND THAT the directors of the Company be and are hereby authorized generally to take such action and execute such documents as they may consider necessary and expedient to effect the change of name of the Company."

Yours faithfully,
By order of the Board
Chevalier iTech Holdings Limited
Kan Ka Hon
Company Secretary

Hong Kong, 4 April 2007

* *for identification purposes only*

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

Notes:

(1) A member entitled to attend and vote at the above meeting may appoint a proxy to attend and, on a poll vote on his behalf, and such proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed.

(2) In order to be valid, the form of proxy, together with any power of attorney or authority under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company's branch share registrar and transfer office in Hong Kong, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

(3) Completion and return of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy shall be deemed to be revoked.

(4) In case of joint holders of any share, if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士科技控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

主要及關連交易
及
建議更改公司名稱

其士科技控股有限公司之財務顧問



新百利有限公司

其士科技控股有限公司
獨立董事委員會及獨立股東
之獨立財務顧問

英高
財務顧問有限公司

其士科技控股有限公司股東特別大會將於二零零七年五月二日（星期三）上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行，有關通告載於本通函第110至111頁。無論　閣下能否親自出席會議，務請　閣下按照隨附之代表委任表格上印備之指示填妥，並將有關表格盡快交回其士科技控股有限公司於香港之股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，惟在任何情況下，代表委任表格須於大會或其任何續會舉行四十八小時前交回。填妥及交還代表委任表格後，　閣下仍可親自出席大會或其任何續會，並於會上投票。

二零零七年四月四日

* *僅供識別*

目錄

頁次

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「總代價」	指	買賣待售股份及待售資產之總代價
「協議」	指	本公司與其士國際於二零零七年三月十二日就買賣待售股份及待售資產訂立之協議
「英高」	指	英高財務顧問有限公司，為獨立董事委員會及獨立股東之獨立財務顧問
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港銀行一般開放進行銀行業務之日子(不包括星期六或星期日)
「其士國際」或「買方」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「其士國際董事會」	指	其士國際董事會
「其士國際集團」	指	其士國際及其附屬公司，就本通函而言不包括本集團
「本公司」或「賣方」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市，於最後實際可行日期為其士國際間接擁有56.7%權益之附屬公司
「完成」	指	協議之完成
「完成日期」	指	協議之所有先決條件獲達成或豁免當日後第三個營業日或協議訂約方可能協定之其他日期
「截止時間」	指	二零零七年四月一日

「董事」	指	本公司董事
「出售」	指	根據協議出售待售股份及待售資產
「周博士」	指	周亦卿博士，於最後實際可行日期，其士國際已發行股本53.97%之實益擁有人及本公司已發行股本3.58%之實益擁有人
「除外資產」	指	賣方所擁有、控制或使用而非與待售業務有關或就資訊科技業務而使用之該等公司、資產、合約及權利(包括但不限於從事餐飲業務及證券投資業務之公司及資產)，根據協議進行買賣時須予豁除
「除外其士商業系統公司」	指	根據協議進行買賣時豁除之其士(商業系統)集團有限公司附屬公司
「本集團」	指	本公司及其附屬公司
「香港財務報告準則」	指	香港財務報告準則，包括香港會計師公會頒佈之所有香港財務報告準則、香港會計準則及詮釋
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	所有由獨立非執行董事組成之董事會的獨立委員會，包括米原愼一先生、胡經昌先生及鄺文星先生
「獨立股東」	指	其士國際、周博士及其相關聯繫人士以外之股東
「資訊科技業務」	指	待售公司成立文件範圍內之資訊科技業務及相關業務，包括待售股份及待售資產
「最後實際可行日期」	指	二零零七年四月二日，即本通函附印前可確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「標準守則」	指	上市公司董事進行證券交易的標準守則
「資產淨值報表」	指	待售公司及待售資產於二零零七年三月三十一日之經調整資產淨值報表
「Pacific Coffee」	指	Pacific Coffee (Holdings) Limited，於一九九五年七月二十五日在英屬處女群島註冊成立之有限公司
「中國」	指	中華人民共和國，就本通函而言不包括香港、中國澳門特別行政區及台灣
「物業」	指	就出售由本集團售予其士國際的物業
「待售資產」	指	所有其士科技有限公司與其資訊科技業務有關之資產及負債
「待售公司」	指	Chevalier (Thailand) Limited、其士(商業系統)集團有限公司、Chevalier Investments (B.V.I.) Limited、Great Time Properties Limited、Cavalier Properties Limited、其士科技貿易(上海)有限公司(Chevalier iTech Trading (Shanghai) Co., Ltd.)*、廣州其士科技工程有限公司(Guangzhou Chevalier iTech Services Co., Ltd.)*及彼等各自之附屬公司及聯營公司
「待售股份」	指	待售公司各自之全部股權
「SEL」	指	Sinochina Enterprises Limited，於英屬處女群島註冊成立之有限責任公司，於最後實際可行日期由本公司擁有49%權益
「SEL集團」	指	SEL及其附屬公司
「清償」	指	清償待售公司結欠本集團之未償還款項(於二零零七年一月三十一日約為港幣35,000,000元，可於完成時作出調整)
「股東特別大會」	指	本公司即將為獨立股東召開以考慮及酌情批准協議及協議項下擬進行之交易之股東特別大會

* *英文翻譯謹供識別*

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值港幣0.5元之普通股股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「租賃協議」	指	於二零零六年十一月二十八日由其士(商業系統)集團有限公司為租戶分別與威方發展有限公司、拔創有限公司及銳中有限公司為業主訂立有關租賃部份物業，統稱為租賃協議
「港幣」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「平方呎」	指	平方呎
「平方米」	指	平方米
「%」	指	百分比



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

執行董事：
周亦卿 *(主席)*
周維正 *(董事總經理)*
郭海生
簡嘉翰
周莉莉

獨立非執行董事：
米原慎一
胡經昌
鄺文星

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

主要及關連交易
建議更改公司名稱

緒言

於二零零七年三月十二日，本公司(作為賣方)與其士國際(作為買方)訂立協議，據此，本公司同意出售而其士國際(透過其全資附屬公司)同意購買各待售股份及待售資產連同於截止時間及其後所附帶或累算之一切權利，總代價約為港幣56,000,000元(可於完成時作出調整)。此外，其士國際亦承諾促使待售公司清償待售公司結欠本集團之所有款項(約為港幣35,000,000元，可於完成時作出調整)。

* *僅供識別*

根據上市規則第14章，出售連同清償構成本公司之主要交易，而由於其士國際(主要股東)為協議的買方，故根據上市規則第14A章，出售構成關連交易。因此，出售須經獨立股東於即將召開以考慮及酌情批准協議及協議項下擬進行之交易之股東特別大會上批准。由於其士國際於出售中擁有與其他股東有別之重大利益，故其士國際及其聯繫人士須於股東特別大會上放棄表決權利。由於周博士於其士國際擁有53.97%權益，故周博士及其聯繫人士亦須於股東特別大會上放棄表決權利。

由所有三位獨立非執行董事米原慎一先生、胡經昌先生及鄺文星先生組成之獨立董事委員會已獲本公司委任就協議條款向獨立股東提供意見。英高亦已獲本公司委任，以就此向獨立董事委員會及獨立股東提供意見。

董事會建議更改本公司名稱為「Chevalier Pacific Holdings Limited」，並採納「其士泛亞控股有限公司」為其新中文名稱，以作識別用途及授權本公司董事採取一切所須之行動以落實有關更改名稱一事。

本通函指在向 閣下提供有關協議之進一步詳情、獨立董事委員會函件，英高函件、有關本集團之財務資料、股東特別大會通告及上市規則要求之其他資料。

於二零零七年三月十二日訂立之協議

1. 訂約方

賣方： 本公司

買方： 其士國際

協議由本公司及其士國際於二零零七年三月十二日訂立。

2. 本公司將出售之資產

根據協議，本公司同意出售而其士國際(透過其全資附屬公司)同意購買資訊科技業務，其中包括：

(a) 待售股份，相當於待售公司各自之全部股權。下表載列待售公司各自及／或透過彼等之附屬公司及聯營公司進行之主要業務。

待售公司	*主要業務*
Chevalier (Thailand) Limited	電腦與辦公室設備貿易及系統安裝
其士(商業系統)集團有限公司	電腦與辦公室設備貿易及系統安裝
Chevalier Investments (B.V.I.) Limited	暫無營業
Great Time Properties Limited	暫無營業
Cavalier Properties Limited	暫無營業
其士科技貿易(上海)有限公司「Chevalier iTech Trading (Shanghai) Co., Ltd.」*	電腦貿易
廣州其士科技工程有限公司「Guangzhou Chevalier iTech Services Co., Ltd.」*	資訊科技維修服務

待售公司於二零零七年一月三十一日之未經審核綜合資產淨值(根據香港財務報告準則編製)約為港幣61,000,000元。

(b) 待售資產，包括所有其士科技有限公司與資訊科技業務有關之資產及負債，於二零零七年一月三十一日未經審核虧絀淨額(根據香港財務報告準則編製)約港幣5,000,000元。

鑒於其士(商業系統)集團有限公司(待售公司之一)亦為從事與資訊科技業務無關之其他業務之若干附屬公司之中介控股公司。故該等並無從事資訊科技業務之其士(商業系統)集團有限公司附屬公司(即除外其士商業系統公司)及附屬公司所持有並非與待售業務有關而使用之資產(即除外資產)將於出售豁除。由於其士科技有限公司(並非待售公司之一)擁有與資訊科技業務有關之若干資產及負債，故所有該等資產及負債(即待售資產)將根據協議由本公司出售。

* *英文翻譯僅供識別*

下文載列根據香港財務報告準則編製之待售公司(不包括除外其士商業系統公司)的總營業額、除税前溢利、除税及少數股東權益後溢利及待售資產截至二零零五年及二零零六年三月三十一日止兩個年度各年之財務資料：

	截至三月三十一日止年度	
	二零零五年	二零零六年
	港幣百萬元	*港幣百萬元*
營業額(經審核)	574.9	549.0
除税前溢利(經審核)	1.5	18.4
除税及少數股東權益後溢利(未經審核)	1.2	17.4

3. 代價

總代價約為港幣56,000,000元，即待售公司及待售資產於二零零七年一月三十一日之總資產淨值(可予調整)。上述的總資產淨值包括經調整後物業升值的公平值為港幣6,000,000元，在根據本集團的會計制度下為本集團的會計賬目內所記錄的成本價格。因此，經調整後的公平值預計本公司出售待售股份及待售資產獲益。

總代價須參考資產淨值報表將由賣方及買方協定之獨立會計師審閱作出調整。倘資產淨值報表所載待售公司及待售資產之總經調整資產淨值有別於港幣56,000,000元，則總代價須按等額作出相應調整，而該調整並無上限。資產淨值報表所載待售公司及待售資產之總經調整資產淨值預期並非負數。

由於資訊科技業務盈利於過往五個財務年度並不穩定，總代價不能以價格與溢利比例「P/E」倍數作為基礎。於二零零六年三月三十一日止五個年度期間，資訊科技業務的分類業績(除税前)由二零零二年虧損港幣8,000,000元變動至二零零六年盈利為港幣18,400,000元。於過往五個財務年度的盈利變動未能預計其趨勢。根據上述因素，本公司及其士國際亦認為難於參考過往資訊科技業務的盈利以P/E倍數為基礎而釐定總代價。經考慮到出售由於鞏固本集團的業務架構及重整本集團的業務重點，本公司及其士國際亦認為以資產淨值為基礎(經物業的公平值調整)是公平及合理的基礎；而本公司及其士國際的財務狀況不受影響。

買方將於下文4(a)所載之先決條件獲達成後三個營業日內以現金向賣方支付可退還按金約港幣56,000,000元。買方須於完成時自其士國際集團之內部資源以現金向賣方支付總代價(可根據資產淨值報表作出調整)減上述可退還按金。倘可退還按金超過應付總代價，則賣方須於完成時不計利息向買方退還差額。

4. 先決條件

完成須待下列所有條件於二零零七年九月三十日或本公司與其士國際可能協定之較後日期前獲達成後，方可作實：

(a) 協議擬進行之交易及賣方根據協議履行責任經賣方之股東(不包括上市規則禁止就有關決議案表決之該等股東)於股東特別大會上以過半數票表決批准；

(b) 協議擬進行之交易及買方根據協議履行責任經其士國際之董事會(包括其士國際之獨立非執行董事)批准；

(c) 已取得根據任何現行合約安排或根據貸款或融資文件實行協議可能所需之一切必要同意及授權；

(d) 已取得買方合理認為就協議擬進行之交易而言屬必要或所需(於事先徵詢賣方意見後)之一切政府或監管機關、機構或團體之一切授權、同意及批准，在不限制前述者之一般性原則下，包括：

(i) 就轉讓兩間於中國成立之外商獨資企業(即其士科技貿易(上海)有限公司「Chevalier iTech Trading (Shanghai) Co., Ltd.」*及廣州其士科技工程有限公司「Guangzhou Chevalier iTech Services Co., Ltd.」*)之註冊資本所需中國原審批機關發出之一切同意或批准；及

(ii) 如需要，就轉讓有關Chevalier (Thailand) Limited及其附屬公司之待售股份所需泰國原審批機關發出之一切同意或批准；

* *英文翻譯謹供識別*

(e) 完成其士(商業系統)集團有限公司向賣方或賣方之其他附屬公司轉讓於除外資產之權益(尤其是除外其士商業系統公司);及支付一切相關印花稅(或獲香港印花稅辦事處另行豁免,如適用);

(f) 賣方及買方根據業務轉讓(債權人保障)條例(香港法例第49章)第4條之條文妥為刊登及完成有關資訊科技業務之轉讓通告;及

(g) 發出資產淨值報表(由賣方與買方協定之有關會計師審閱)。

除上文(c)及(d)項條件外,概無先決條件可獲豁免。

倘上述條件未能於二零零七年九月三十日或訂約方可能協定之較後日期前獲達成或獲訂約方書面豁免,則訂約方於協議項下之一切權利、責任及負債將告停止和終結,且訂約方概不得向對方提出任何申索,惟就任何先前違反及不計利息退還買方已向賣方支付之可退還按金而提出者除外。

5. 完成

完成將於上述所有條件獲達成或豁免當日後第三個營業日或訂約方可能協定之其他日期發生。

6. 協議之其他條款

(a) 於截止時間或之後有關資訊科技業務之營業紀錄所示,於截止時間後自資訊科技業務產生或與資訊科技業務有關之一切收益、收入、負債及應收款項均屬買方所有;

(b) 其士國際向本公司承諾促使待售公司向本集團清償待售公司結欠之所有款項(於二零零七年一月三十一日約為港幣35,000,000元,可於完成時作出調整);及

(c) 其士國際承諾促使解除本公司就待售公司之責任提供而於完成日期前另行以書面向其士國際披露之一切擔保及承諾書，並就自該等擔保及承諾書產生之一切申索、損失、損害賠償、成本、費用及負債向本集團作出彌償，並一直向其提供彌償保證，確保其不受損害，直至該等擔保及承諾書於緊隨完成後獲解除為止。

資訊科技業務資料

本集團的資訊科技業務的歷史可追溯至一九八三年由本集團開始於香港及澳門分銷廣泛系列的東芝辦公室自動化設備。於一九八七年，本集團成為香港的東芝電腦設備獨家分銷商。自此，本集團根據獨家分銷協議成為東芝電腦設備的銷售商至一九九九年。於一九九九年獨家分銷協議到期後，有關分銷關係仍然維持，而為購買東芝產品的條款乃按個別產品協定為基礎。

下表載列資訊科技業務於二零零六年三月三十一日止五個年度，二零零五年及二零零六年九月三十日止六個月內的營業額及分類業績，乃摘錄自本公司所載於有關年報及中期報告內。

	截至三月三十一日止年度					截至九月三十日止六個月	
	二零零二年	二零零三年	二零零四年	二零零五年	二零零六年	二零零五年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	573.5	586.9	545.1	574.9	549.0	296.4	259.8
分類業績(除稅前)	(8.0)	2.3	1.8	1.5	18.4	9.1	6.0

資訊科技業務營業額於過往五個財務年度維持相當穩定，然而資訊科技業務分類業績於同期有很大的波幅。資訊科技業務的營業額及分類業績於二零零六年九月三十日止六個月與二零零五年九月三十日止六個月比較均有跌幅。以上的財務資料顯示資訊科技業務並無持續增長。

進行出售之背景及原因

於二零零五年五月完成收購Pacific Coffee後，本公司收購以「Igor's」名義經營之SEL。SEL透過其附屬公司於香港經營超過20間餐飲店舖。於過往三個財務年度，Pacific Coffee及SEL的盈利表現持續增長，然而資訊科技業務並無持續增長。根據Pacific Coffe及SEL良好業績記錄，董事會認為本集團之餐飲業務與資訊科技業務相比有更多發展及增長機會。於二零零七年二月七日關於收購SEL的本公司通函內披露董事會計劃進一步在香港及鄰近地區物色餐飲業務的投資機會。

董事會及其士國際董事會認為出售重整本公司之業務重點及資源，並與本集團之商業策略配合一致。此外，出售的所得款項用於投資新業務及／或減低本集團現有負債。鑒於上述原因，董事會及其士國際董事會均認為出售符合本公司及其士國際及其股東之利益。

出售後，待售公司將不再為本公司之附屬公司，而本公司將不再從事資訊科技業務。本公司目前無意出售任何其他業務分類。

出售之財務影響

盈利

完成後，資訊科技業務的經濟利益不再屬於本集團。股東應知悉截至二零零六年三月三十一日止年度內，資訊科技業務的盈利貢獻佔本集團盈利一半。若出售得以批准及完成，本集團的盈利會顯著下跌。若SEL錄得持續盈利，在最近收購SEL的收益貢獻會平衡上述的盈利下跌，截至二零零五年十二月三十一日止年度，SEL集團錄得淨利潤約為港幣8,300,000元。

由於待售公司及待售資產將按彼等各自之資產淨值(將對物業作公平值調整)出售，故預期將自出售為其士科技產生收益約港幣6,000,000元。

於二零零六年三月三十一日，本集團之銀行及其他借貸為港幣1.01億元。本集團之銀行及其他借貸與總資本約為港幣4.11億元的比率(總債務與資本比率)為24.6%。完成後，部份關於待售公司的借貸不再併入本集團賬目內，因此，本集團總借貸減至約為港幣9,200萬元。本集團債務與資本比率不會因出售而有重大影響。

資產及負債

於協議完成後，待售公司及待售資產的資產及負債於截止時間起不會併入本集團會計賬目內。

所得款項用途

按本公司於二零零七年三月十四日就出售而發出之公佈所披露，出售之出售所得款項將於完成後用作本公司之一般營運資金。於發出前述公佈後，董事會已檢討本集團於完成後之財務需要，並考慮將該出售所得款項用於本集團之餐飲業務，可能用途包括清償第二批SEL代價及／或償還有關收購Pacific Coffee之銀行貸款。

董事會仍有待釐定出售所得款項將用於上述各用途之程度。尤其是，根據有關收購SEL之協議條款，第二批SEL代價僅需於二零零九年清償。董事會在考慮出售所得款項之實際用途時，將不時檢討本集團於完成後之財務需要。

就提供資料而言，有關收購Pacific Coffee之銀行貸款乃按香港銀行同業拆息加0.5厘計息並須按季償還。最後一次還款將為二零一零年六月。於最後實際可行日期，該銀行貸款之未償還款項約為港幣89,000,000元。

建議更改公司名稱

董事會建議將本公司之英文名稱由「Chevalier iTech Holdings Limited」更改為「Chevalier Pacific Holdings Limited」，並採納「其士泛亞控股有限公司」以取代「其士科技控股有限公司」為其新中文名稱，以作識別用途，以反影本集團將來的資源運用。

建議更改本公司名稱須待(i)股東於股東特別大會上通過特別決議案；及(ii)百慕達公司註冊處批准建議更改本公司名稱；並於百慕達公司註冊處批准本公司更改名稱後，方可生效。於建議之更改本公司名稱生效後，本公司將會在百慕達公司註冊處及香港公司註冊處辦理所需之存案程序。

建議更改本公司名稱將不會影響現有股東之權利。寫有本公司現有名稱之股票於更改本公司名稱後將繼續為所有權憑證，可用於交易、結算及登記用途。於更改本公司名稱生效後，本公司之新股票將以本公司新名稱發出。本公司將有現有股票免費換取以本公司新名稱登記之新股票之安排。股東可由更改名稱生效起計一個月期間內，將所持有之本公司股份之現有股票送交本公司之香港股份過戶登記分處標準證券登記有限公司（地址為香港皇后大道東二十八號金鐘匯中心二十六樓），換

領附有本公司新名稱之新股票，有關費用由本公司支付。於該一個月期限屆滿後，仍會接納換領本公司股票，惟股東須支付有關費用，而就發出每張股票之換領費用為2.50港元(或可能不時收取之較高金額)。於更改本公司名稱生效後，本公司將即時進一步發表公佈，以載列免費換取股票安排之詳情。

股東特別大會

根據上市規則，出售連同清償構成本公司之主要交易。由於其士國際(主要股東)為買方，故根據上市規則，出售亦構成本公司之關連交易，因此，出售須經獨立股東於即將召開以考慮及酌情以股數投票表決之程序批准協議及協議項下擬進行之交易之股東特別大會上批准。由於其士國際於出售中擁有與其他股東有別之重大利益，故其士國際及其聯繫人士須於股東特別大會上放棄表決權利。由於周博士於其士國際擁有53.97%權益，故周博士及其聯繫人士亦須於股東特別大會上放棄表決權利。

由獨立非執行董事米原慎一先生、胡經昌先生及鄺文星先生組成之獨立董事委員會已獲本公司委任就協議條款向獨立股東提供意見及英高亦已獲本公司委任，以就此向獨立董事委員會及獨立股東提供意見。

本公司股東特別大會將於二零零七年五月二日(星期三)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行，以考慮及酌情通過普通決議案批准協議及協議項下擬進行之交易及通過建議更改本公司名稱的特別決議案，有關通告載於本通函第110至111頁。

隨函附上適用於股東特別大會之代表委任表格。無論　閣下能否親自出席股東特別大會，務請　閣下按照隨附之代表委任表格上印備之指示填妥及簽署表格，並將有關表格盡快交回本公司於香港之股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘滙中心二十六樓，惟在任何情況下，代表委任表格須於召開股東特別大會舉行四十八小時前交回。填妥及交還代表委任表格後，　閣下仍可親自出席股東特別大會或其任何續會，並於會上投票。

股東可要求以股數投票表決之程序

根據上市規則第14章，協議及協議項下擬進行之交易須得到獨立股東以股數投票表決之程序於股東特別大會通過。

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士(在宣佈以舉手方式表決之結果前或當時或放棄以股數投票表決之其他要求前)提出以股數投票方式進行表決：

(a) 大會主席；或

(b) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(c) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(d) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已總足股本總額之十份之一。

按上市規則的要求，股東特別大會以股數投票表決之結果將於緊隨股東特別大會後的營業日刊登於本地報紙的通告內。

上市規則就有關出售的含意

威方發展有限公司、拔創有限公司及銳中有限公司為其士國際的全資附屬公司，租出部份物業予其士(商業系統)集團有限公司。有關租賃協議的詳情由本公司刊登於二零零六年十一月二十八日的公告內。

根據上市規則，威方發展有限公司、拔創有限公司及銳中有限公司為本公司之關連人士，根據上市規則，該等租賃協議的交易構成本公司持續關連交易。在該等租賃協議的交易下，因其士(商業系統)集團有限公司每年應付租金總值少於本公司之適用百分比率2.5%，故根據上市規則第14A.34條、第14A.45至14A.47條，該等租賃協議的交易須以申報及公佈形式予以披露；而根據上市規則第14A章獲得豁免而毋須經由獨立股東批准。

根據協議，其士(商業系統)集團有限公司為待售公司的其一公司，將由其士國際集團收購。於是，於協議完成後，根據上市規則，租賃協議所述交易不再構成本公司的持續關連交易及本公司就租賃協議不須依照上市規則第14A.45條及第14A.46條以申報形式予以披露及上市規則第14A.37條至第14A.40條以年度審核予以披露。

本公司及其士國際資料

本公司為一間投資控股公司，於出售前透過其附屬公司主要從事提供電腦及資訊通訊科技服務、餐飲業務及證券投資。

其士國際為一間投資控股公司，並透過其附屬公司主要從事建築及機械工程、保險及投資、物業投資、酒店投資、資訊科技及餐飲業務。

於出售後，本集團將不再從事而其士國際集團將直接從事資訊科技業務。

除本公司及其士國際於二零零七年三月三十日的公佈有關本公司及其士國際董事變更外，目前無意再次改變董事會及其士國際董事會之組成。

推薦建議

董事認為，協議之條款屬公平合理，而協議及建議更改本公司名稱乃符合本公司及股東之整體利益，故推薦獨立股東於股東特別大會上投票贊成協議及協議擬進行之交易的普通決議案及推薦股東於股東特別大會上投票贊成批准更改本公司名稱的特別決議案。

懇請　閣下就協議條款留意獨立董事委員會之建議(載於本通函第17頁內)及英高的意見(載於本通函第18至第26頁內)。

獨立董事委員會於考慮英高之獨立建議後，認為出售縱然不是日常及一般業務，乃按一般商業條款訂立，屬公平合理並合乎本公司及股東的整體利益。因此，獨立董事委員會推薦獨立股東於股東特別大會上投票贊成建議的普通決議案以批准協議及其項下擬進行的交易。

其他資料

務請　閣下細閱本通函所載之獨立董事委員會函件、英高提供的意見的函件，本通函附錄一之本集團財務資料、本通函附錄二之SEL集團財務資料、本通函附錄三之物業估值報告、本通函附錄四之一般資料及股東特別大會通告。

此致

列位股東　台照

承董事會命
其士科技控股有限公司
主席
周亦卿

二零零七年四月四日



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

敬啟者：

主要及關連交易

吾等謹提述於二零零七年四月四日本公司的通函(「通函」)，本函件為其中一部分。除非文義另有指明，本函件所用詞彙與通函所界定者具有相同涵義。

吾等已獲委任為獨立董事委員會之成員，就考慮協議的條款對本公司及獨立股東而言是否公平合理及訂立協議是否合乎本公司及股東的整體利益提供意見。

英高已獲委聘為獨立財務顧問，就協議的條款向吾等及 閣下發表意見。英高之意見及該意見的原因，載於通函第18至26頁內。務請 閣下詳閱載於本通函之董事會函件及附錄之額外資料。

於考慮協議的條款及英高之獨立建議後，吾等認為出售縱然不是日常及一般業務，乃按一般商業條款訂立，屬公平合理並合乎本公司及股東的整體利益。因此，吾等推薦獨立股東於股東特別大會上投票贊成建議的普通決議案以批准協議及其項下擬進行的交易。

此致

列位獨立股東 台照

代表
獨立董事委員會
米原慎一　　**胡經昌**　　**鄺文星**
謹啟

二零零七年四月四日

* *僅供識別*

以下為英高致獨立董事委員會及獨立股東之函件全文，乃編製以供載入本通函。

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
英高財務顧問有限公司
香港中環康樂廣場8號交易廣場第二期40樓

敬啟者：

主要出售
及
關連交易

緒言

吾等謹提述吾等就出售而獲委任為獨立董事委員會及獨立股東之獨立財務顧問。

買方其士國際為主要股東，故根據上市規則亦為關連人士。因此，向其士國際進行出售構成關連交易，並須獲獨立股東(即其士國際及與其有聯繫人士以外之貴公司股東)批准。其士國際及其聯繫人士將須就有關出售之普通決議案放棄表決權利。出售之詳情載於　貴公司於二零零七年四月四日刊發之通函(「通函」)，本函件為其中一部分。本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會經已成立，並由　貴公司三名獨立非執行董事米原慎一先生、胡經昌先生及鄺文星先生組成，以考慮出售是否按一般商業條款進行、屬公平合理及符合　貴公司及股東之整體利益。吾等已因此而獲委任以向獨立董事委員會及獨立股東提供意見。

在制定吾等之推薦建議時，吾等乃依賴董事所提供之資料與事實，以及彼等所發表之意見，並假設通函所載或所提述之資料及聲明於作出時乃屬真確，且於通函日期仍然屬真確。吾等並無理由懷疑董事向吾等提供之資料及聲明之真實性、準確性及完整性。吾等亦已獲董事告知，並相信通函並無遺漏重大事實。然而，吾等並無對　貴集團之事務進行獨立調查。

儘管如此，吾等認為已審閱充分資料以達致知情觀點、具充分理據依賴通函所載資料之準確性及為吾等之推薦建議提供合理基礎。

除因吾等向　貴公司就上述委聘而提供服務所收取之一般專業費用外，概無存有任何安排致使英高可據此向其士國際、　貴公司或彼等任何聯繫人士收取任何利益。

主要因素

以下載列吾等在達致向獨立董事委員會及獨立股東提供之意見時所考慮之主要因素。

資訊科技業務之往績

貴公司於一九九八年上市時主要從事資訊科技業務。該等業務活動主要包括分銷電腦及辦公室設備、網絡及電訊服務，以及技術及維修服務。　貴集團為東芝辦公室自動化設備、便攜式個人電腦及主要電話系統之獨家分銷商，並分銷NEC及OKI品牌之辦公室設備、電腦及主要電話系統。截至二零零六年三月三十一日止年度，其資訊科技業務之營業額及分類溢利分別約為549,000,000港元及18,400,000港元。

銷售東芝產品過往一直佔資訊科技業務之大部分營業額。截至二零零六年三月三十一日止年度，向東芝之採購佔資訊科技業務之售貨成本逾75%。　貴集團及其士國際與東芝之關係早於一九七零年建立，當時在香港其士國際為東芝升降機及電梯之供應商。一九八三年，　貴集團擴展其東芝產品之供應範圍，兼顧東芝在香港及澳門兩地之多個辦公室自動化設備系列分銷商，並於一九八七年多元化至東芝之電腦設備，擔任其香港獨家分銷商。東芝與　貴集團之間有關電腦設備及辦公室自動化設備之分銷協議獲准於一九九五年至一九九九年期間屆滿。此後有關分銷關係仍然持續，而購買東芝產品之條款乃按個別產品協定，令有關東芝產品之採購價及最低採購量更加靈活。

以下為　貴集團截至二零零六年三月三十一日止五個年度之經審核綜合分類業績，以及截至二零零五年及二零零六年九月三十日止六個月之未經審核綜合分類業績概要：

	截至三月三十一日止年度					截至九月三十日止六個月	
	二零零二年	二零零三年	二零零四年	二零零五年	二零零六年	二零零五年	二零零六年
	千港元	千港元	千港元	千港元 (重列)	千港元	千港元 (未經審核)	千港元 (未經審核)
營業額							
電腦及資訊通訊技術	573,549	586,862	545,112	574,860	549,011	296,408	259,798
餐飲	—	—	—	—	179,469	72,511	115,963
證券投資及其他	1,936	12,989	124,477	112,248	103,265	59,835	6,118
一般商品貿易	34,034	14,159	—	—	—	—	—
電訊服務及零售	161,019	73,893	994	—	—	—	—
傳呼服務	4,826	—	—	—	—	—	—
	775,364	687,903	670,583	687,108	831,745	428,754	381,879
分類業績(除稅前)							
電腦及資訊通訊技術	(7,970)	2,254	1,769	1,546	18,352	9,145	5,999
餐飲	—	—	—	—	18,794	7,798	8,149
證券投資及其他	15,357	(2,458)	13,856	1,349	5,734	5,302	8,392
一般商品貿易	(7,416)	(5,053)	—	—	—	—	—
電訊服務及零售	(12,888)	(8,612)	2,780	—	—	—	—
傳呼服務	(881)	—	—	—	—	—	—
	(13,798)	(13,869)	18,405	2,895	42,880	22,245	22,540

	截至三月三十一日止年度					截至九月三十日止六個月	
	二零零二年	二零零三年	二零零四年	二零零五年	二零零六年	二零零五年	二零零六年
	千港元	千港元	千港元	千港元 (重列)	千港元	千港元 (未經審核)	千港元 (未經審核)
分類溢利率(除稅前)							
電腦及資訊通訊技術	-1.39%	0.38%	0.32%	0.27%	3.34%	3.09%	2.31%
餐飲	不適用	不適用	不適用	不適用	10.47%	10.75%	7.03%
證券投資及其他	793.23%	-18.92%	11.13%	1.20%	5.55%	8.86%	137.17%
一般商品貿易	-21.79%	-35.69%	不適用	不適用	不適用	不適用	不適用
電訊服務及零售	-8.00%	-11.65%	279.68%	不適用	不適用	不適用	不適用
傳呼服務	-18.26%	不適用	不適用	不適用	不適用	不適用	不適用
除稅後溢利	**(9,429)**	**(22,797)**	**22,863**	**1,553**	**36,966**	**21,250**	**15,664**

自二零零二年起，資訊科技業務之營業額相對維持穩定。二零零五年， 貴集團進行若干營運重組，以節省成本。員工數目經已減少，而業績未如理想之單位亦已結業。重組之結果可見於資訊科技業務之溢利在截至二零零六年三月三十一日止年度顯著增加。實行節源，連同毛利率之改善及美元遠期合約所產生之匯兑收益約2,800,000港元，令部門之溢利增長數倍。扣除此項非經常性匯兑收益後，資訊科技業務之除税後溢利17,400,000港元將約為15,100,000港元。二零零六年財政年度之毛利率獲改善，乃由於資訊科技業務中溢利產生業務與服務相關業務兩者之相對貢獻有所改變，以及若干盈利率較高之電腦產品銷售改善所致。

資訊科技業務之溢利率於過往五個財政年度間大幅轉變。於二零零六年財政年度，溢利率由0.27%升至3.34%，增升超過12倍。資訊科技業務自二零零一年未曾達致該利潤水平，而當時資訊科技業務仍透過自營零售店從事電腦及電訊系統零售之業務。

截至二零零六年九月三十日止六個月，資訊科技業務仍然錄得溢利，惟營業額及溢利率較去年同期所有下降。營業額由296,400,000港元降至259,800,000港元，而溢利率則由3.09%縮減至2.31%。該期間之除税前溢利下跌約34%至5,900,000港元。除税後溢利約為5,400,000港元。

根據截至二零零四年、二零零五年及二零零六年九月三十日止六個月之中期業績及截至二零零六年三月三十一日止之末期業績， 貴集團截至二零零五年及二零零六年九月三十日止十二個月期間之業績計算如下。為達致吾等對資訊科技業務於該等期間經常性溢利之評估，該等期間之非經常性匯兑收益經已撇銷。

	截至二零零五年九月三十一日止連續十二個月 *千港元*	**截至二零零六年九月三十一日止連續十二個月** *千港元*
截至二零零六年三月三十一日止年度(二零零五年)	1,546	18,352
減：匯兑收益	(971)	(2,754)
減：截至二零零五年九月三十日止中期(二零零四年)	(3,703)	(9,145)
加：匯兑收益	—	1,696
加：截至二零零六年九月三十日止中期(二零零五年)	9,145	5,999
減：匯兑收益	(1,696)	—
資訊科技業務之除税前溢利	4,321	14,148

截至二零零六年九月三十日止連續十二個月之除税前溢利與中期業績所反映之溢利下降趨勢一致。同期之除税後溢利約為12,300,000港元。

貴集團餐飲業務之背景

二零零五年，　貴集團體認到資訊科技業務之經營環境競爭極為激烈，故透過收購Pacific Coffee將其業務多元化。Pacific Coffee在香港經營已建立之咖啡零售業務，當時擁有44間店舖。截至二零零五年三月三十一日止年度，Pacific Coffee錄得經審核綜合除税後溢利21,000,000港元，而　貴集團於同期則約為1,500,000港元。

二零零六年十二月一日，　貴公司公佈其進行第二次餐飲收購事項。　貴公司收購SEL，最高代價200,000,000港元將分兩批支付，並按SEL於其二零零六年、二零零七年及二零零八年財政年度之扣除利息、税項、折舊及攤銷前之盈利作出調整。於最後實際可行日期，第一批代價經已支付，相當於SEL已發行股本49%。第一批代價中約42,800,000港元乃以　貴集團現金資源中之現金支付。第二批代價將於日後按SEL之業績支付。收購SEL之進一步詳情載於　貴公司分別於二零零六年十二月一日及二零零七年二月七日刊發之公佈及通函。

該收購顯示　貴集團未來會將資源集中於餐飲業，並擬以此作為　貴集團日後之基本重心。

截至二零零五十二月三十一日止年度，SEL錄得經審核綜合除税後溢利8,300,000港元。

協議之條款

貴公司已同意出售其資訊科技業務，包括待售公司及待售資產(不包括除外其士商業系統公司及除外資產)。

買方已同意購買資訊科技業務，實際代價為91,000,000港元，乃根據於二零零七年一月三十一日之資產淨值56,000,000港元及清償35,000,000港元待售公司結欠　貴公司之全部款項計算。下文將進一步詳述有關清償款項之安排。該代價金額可根據將予編製於二零零七年三月三十一日之資產淨值報表(將由賣方與買方協定之會計師審閱)作出調整。訂約方已協定將由　貴公司核數師審閱資產淨值報表。　貴公司管理層預期，總代價可能因對資產淨值報表作出調整以計入資訊科技業務於二零零七年一月三十一日至二零零七年三月三十一日之累計溢利及待售公司所持物業之任何重估金額而有所不同。儘管調整機制並無上限及可能導致代價將予減少，惟鑑於　貴集團中期業績所呈報資訊科持業務持續獲利及資產淨值報表所涵蓋之期間不長，故吾等認為該風險乃屬合理。

資產淨值報表日期後直至完成之期間內，自資訊科技業務產生之一切收益、收入、負債及應收款項將屬買方所有。達成或豁免協議條件之延長終止日為二零零七年九月二十日。因此，　貴公司將最多放棄截止時間至延長終止日五個月期間自

資訊科技業務產生之任何溢利或虧損。然而，有關金額將因協議規定買方須由獨立股東批准協議起計三日內向　貴公司支付可退還按金56,000,000港元而得以減少。倘協議之所有條件未能於二零零七年九月三十日或　貴公司與買方可能協定之較後日期前獲達成，則協議將告失效及出售將不會實行，而該筆按金將不計利息可予退還。

於完成後，待售公司結欠　貴公司之所有款項將獲清償，而　貴公司就待售公司之責任而作出之所有擔保及承諾函將告解除。於二零零七年一月三十一日，待售公司結欠之款項合共約為35,000,000港元。該等款項為免息股東貸款，而吾等認為該筆款項應與代價金額合併計算，以達致資訊科技業務之實際總代價約91,000,000港元（可於完成時作出調整）。

代價與香港上市公司現行估值之比較

吾等已就出售而將支付之代價所指示之估值比率與兩組可資比較香港上市公司於二零零七年三月十二日之估值比率作出比較。第一組包括主要從事銷售及分銷電腦相關產品之公司。第二組包括從事多個產品類別之一般批發分銷之公司（由於批發之可資比較公司數目太多，故並無在下表載列有關公司）。

表1：可資比較香港上市公司

	市值 *(百萬港元)*	市盈率	市賬率
分銷電腦相關產品之可資比較公司			
自動系統集團有限公司	570.57	12.78	1.17
浪潮國際有限公司	308.58	12.00	2.56
新龍國際集團有限公司	290.03	3.33	0.51
萬保剛集團有限公司	180.00	9.28	1.08
宏通集團控股有限公司	59.20	不適用	不適用
上華控股有限公司	31.65	不適用	0.95
公司數目		6	6
高		12.78	2.56
低		3.33	0.51
平均		9.35	1.25
中位數		10.64	1.08

公司	市值 (百萬港元)	市盈率	市賬率
批發分銷之可資比較公司			
公司數目		51	51
高		89.75	25.00
低		0.46	0.08
平均		15.17	3.93
中位數		9.85	1.07
資訊科技業務			
— 按二零零六年三月三十一日之未經審核除稅後溢利及實際代價金額		5.23	1.0 *(附註1)*
— 按二零零六年三月三十一日之正常化未經審核除稅後溢利及實際代價金額		6.02	1.0 *(附註1)*
— 按二零零六年九月三十日連續12個月之正常化未經審核除稅後溢利及實際代價金額		7.41	1.0 *(附註1)*
— 按二零零六年九月三十日中期未經審核除稅後溢利及實際代價金額		8.37	1.0 *(附註1)*

資料來源：彭博

附註：

1. 根據協議，代價金額將調整至相等於二零零七年三月三十一日之資產淨值報表，故實際市賬率為1。

市盈率

按資訊科技業務截至二零零六年三月三十一日止年度之未經審核除稅後溢利約17,400,000港元計算，實際代價相當於市盈率5.23倍。吾等從上文注意到，於二零零六年財務賬目中錄得匯兑收益2,800,000港元。就該項非經常性收益作出調整後，市盈率將增加至6.02倍。按資訊科技業務截至二零零六年九月三十日止六個月之未經審核除稅後溢利5,430,000港元計算，市盈率將再增加至8.37倍。與香港上市之電腦相關分銷商相比，市盈率與可資比較公司之平均數及中位數相若。然而，謹請注意第一組可資比較公司之業務活動在某程度上與資訊科技業務有異。資訊科技業務之主要業務為在分銷層面而非零售層面上批發電腦及商業機器。此外，與資訊科技

業務規模相若之電腦相關產品分銷商進行比較時，吾等注意到該等公司全部均虧損經營。再者，資訊科技業務之盈利能力在過去五個財政年度一直大幅波動。二零零二年至二零零五年財政年度之過往實際市盈率介乎約40倍至59倍之間。與香港上市並經營一般批發分銷之公司進行比較時，市盈率中位數9.85倍與按二零零六年中期業績計算之實際市盈率8.37倍相若。

股東應注意，由於東芝與待售公司間並無分銷協議，而其士國際及　貴集團與東芝已確立之長久關係令分銷協議持續，故其士國際乃資訊科技業務唯一可選用之採購商。因此，吾等認為不大可能找到進行資訊科技業務而不屬其士集團公司之成員公司之採購商。鑑於(i)資訊科技業務往績欠佳；(ii)二零零六年之非經常性匯兑收益；(iii)資訊科技業務截至二零零六年九月三十日六個月所錄得之營業額及除税前溢利較去年同期下跌；(iv)過往業績紀錄之溢利率偏低；及(v)按二零零六年中期業績計算之實際市盈率8.37倍與香港上市可資比較公司之市盈率中位數相若，且市盈率在任何情況下均處於該範圍之下端，故吾等認為估值乃屬合理。

市賬率

資訊科技業務代價價格所指示之市賬率為其資產淨值之一倍，而此乃計算代價之基準。上市之電腦相關產品分銷商及批發分銷商之市賬率中位數分別約為1.08倍及1.07倍。資訊科技業務之主要資產為存貨、貿易應收款項及現金。誠如上文所論述，　貴公司與其主要供應商之間並無正式分銷協議，故可能無法為超出賬面值之大幅溢價提供理據，吾等因而認為市賬率乃屬合理。

進行出售之原因

於收購Pacific Coffee及SEL後，　貴集團將穩固地確立其作為餐飲業務之營運商。出售將　貴集團轉型為僅專注於餐飲業之營運商，並可令股份純粹獲估值為屬餐飲業之股份。過去三個財政年度內，Pacific Coffee及SEL兩者之業務均持續獲利。與資訊科技業務相比，　貴集團之餐飲業之擴展及增長機會更為優厚，且不受一份或多份分銷協議所局限。過去五個財政年度內，資訊科技業務並無錄得持續增長，營業額仍然頗為穩定。相反，Pacific Coffee由二零零五年之44間店舖擴展至二零零六年之57間，在香港、新加坡、上海、北京均有所擴展。Pacific Coffee及SEL之品牌乃　貴公司專有，具備潛力在其現時經營之市場中增長及擴展至新市場，並能受惠於可能之成本與營運協同效益。董事計劃透過自然增長及投資於香港及鄰近地區而進一步發展　貴集團之餐飲業務。誠如「貴集團餐飲業務之背景」數段所述，SEL

之第二批代價仍然未支付。91,000,000港元可用作支付SEL之第二批代價及／或償還與收購Pacific Coffee相關之銀行貸款，因而為　貴集團之新業務方向提供資金及／或減少　貴集團之債項。吾等認為，進行出售之原因符合　貴公司及股東之整體利益。

出售之財務影響

盈利

於出售完成後，資訊科技業務之經濟利益將不再屬　貴集團所有。股東應注意，截至二零零六年三月三十一日止年度內，資訊科技業務之貢獻佔　貴集團一半溢利。倘出售獲批准及完成，則可能大幅削低　貴集團之盈利能力。由於　貴集團之餐飲業務在近期透過收購SEL而有所增長，且SEL持續獲利，或可抵銷上述溢利之跌幅。截至二零零五年十二月三十一日止年度，SEL集團錄得純利約8,300,000港元。

預期　貴集團將錄得出售收益約6,000,000港元。

資產淨值

總代價乃按於二零零七年三月三十一日之資產淨值報表計算所得。因此，出售及總代價將令　貴集團之資產淨值增加約6,000,000港元。

推薦建議

經考慮上述主要因素及理由後，吾等認為出售乃按一般商業條款進行，雖不屬於正常且普通的業務，但屬公平合理，且符　貴公司及股東之整體利益。因此，吾等推薦建議獨立股東投票贊成將於股東特別大會上提呈之普通決議案以批准出售，並推薦建議獨立董事委員會對獨立股東作出相應意見。

此致

香港
九龍灣
宏開道八號
其士科技控股有限公司
獨立董事委員會
及列位獨立股東　台照

代表
英高財務顧問有限公司
董事
Dennis Cassidy
謹啟

二零零七年四月四日

1. 截至二零零六年三月三十一日止兩個年度本集團經審核綜合財務報表

本集團截至二零零六年三月三十一日止經審核綜合財務報表由德勤•關黃陳方會計師行審核。德勤•關黃陳方會計師行報告書並無任何保留意見。

以下是本集團經審核綜合財務報表，摘錄自本公司二零零六年度年報第27頁至第70頁內。

綜合收益表

截至二零零六年三月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
營業額	7	831,745	687,108
銷售成本		(621,790)	(626,233)
毛利		209,955	60,875
其他收入	8	10,888	1,744
銷售及分銷費用		(159,980)	(52,884)
行政支出		(7,470)	(4,595)
其他支出		(8,659)	(2,421)
所佔聯營公司業績		–	(826)
財務費用	9	(3,906)	(1)
除稅前溢利	10	40,828	1,892
所得稅支出	11	(3,862)	(339)
本年度溢利		36,966	1,553
應佔方：			
本公司股權持有人		36,966	1,553
少數股東權益		–	–
		36,966	1,553
股息	12		
已付中期		5,141	1,714
擬派末期		8,568	1,713
每股盈利	13	21.57港仙	0.91港仙

綜合資產負債表

於二零零六年三月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
非流動資產			
投資物業	14	7,120	5,160
物業、廠房及設備	15	55,895	24,518
預付租賃款項	16	2,192	4,115
商譽	17	82,392	—
商標	18	108,000	—
所佔聯營公司權益	19	—	—
聯營公司應收帳	20	—	379
可供出售投資	21	10,020	—
於損益表按公允值處理之投資	22	49,588	—
證券投資	23	—	4,440
		315,207	38,612
流動資產			
存貨	24	66,991	55,262
待售物業，按成本計		—	1,135
應收帳款、存出按金及預付款項	25	100,164	70,956
應收最終控股公司款項	26	1,756	711
就合約工程應向客戶收取之款項	27	342	939
可取回稅項		662	574
於損益表按公允值處理之投資	22	73,279	—
證券投資	23	—	110,815
衍生財務工具	28	32	—
銀行結存及現金等值	29	72,399	181,451
		315,625	421,843
流動負債			
應付帳款、存入按金及應付費用	30	75,164	59,662
應付票據	30	1,881	695
就合約工程應向客戶支付之款項	27	264	199
遞延服務收入		20,420	20,751
課稅準備		942	411
銀行貸款	31	52,000	121
		150,671	81,839

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
流動資產淨值		164,954	340,004
總資產減流動負債		480,161	378,616
股本及儲備			
股本	*32*	85,678	85,678
儲備		325,422	292,683
本公司股權持有人應佔權益		411,100	378,361
少數股東權益		176	175
總權益		411,276	378,536
非流動負債			
銀行貸款	*31*	49,000	—
遞延稅項	*33*	19,885	80
		68,885	80
總權益及非流動負債		480,161	378,616

綜合權益變動表

截至二零零六年三月三十一日止年度

	本公司股東應佔權益									
	股本 港幣千元	股份溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	物業重估儲備 港幣千元	匯兌儲備 港幣千元	保留溢利 港幣千元	總計 港幣千元	少數股東權益 港幣千元	總計 港幣千元
於二零零四年四月一日按原先列示	85,678	223,434	18,231	14	2,764	1,036	52 429	383,586	174	383,760
因會計政策變動而產生之調整 *(附註3)*	–	–	–	–	(2,764)	668	2,220	124	–	124
於二零零四年四月一日重列	85,678	223,434	18,231	14	–	1,704	54,649	383,710	174	383,884
折算海外地區業務帳項而產生之匯兌差額	–	–	–	–	–	(47)	–	(47)	1	(46)
本年度溢利重列	–	–	–	–	–	–	1,553	1,553	–	1,553
年內已確認收支總額	–	–	–	–	–	(47)	1,553	1,506	1	1,507
已付二零零四年末期股息	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
已付二零零五年中期股息	–	–	–	–	–	–	(1,714)	(1,714)	–	(1,714)
於二零零五年三月三十一日	85,678	223,434	18,231	14	–	1,657	49,347	378,361	175	378,536
因會計政策變動而產生之調整 *(附註3)*	–	–	(171)	–	–	–	3,085	2,914	–	2,914
於二零零五年四月一日重列	85,678	223,434	18,060	14	–	1,657	52,432	381,275	175	381,450
折算海外地區業務帳項而產生之匯兌差額	–	–	–	–	–	(287)	–	(287)	1	(286)
本年度溢利	–	–	–	–	–	–	36,966	36,966	–	36,966
年內已確認收支總額	–	–	–	–	–	(287)	36,966	36,679	1	36,680
已付二零零五年末期股息	–	–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
已付二零零六年中期股息	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
於二零零六年三月三十一日	85,678	223,434	18,060	14	–	1,370	82,544	411,100	176	411,276

綜合現金流動表

截至二零零六年三月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
經營業務			
除稅前溢利		40,828	1,892
調整：			
所佔聯營公司業績		—	826
利息收入		(1,653)	(269)
利息支出		3,906	1
物業、廠房及設備之折舊		15,801	4,346
預付租賃款項攤銷		251	253
呆壞帳(回撥)準備		(1,736)	955
出售物業、廠房及設備之淨(收益)虧損		(351)	450
撇減存貨		1,000	518
證券投資之減值虧損		—	560
可供出售投資之減值虧損		2,466	—
衍生財務工具之公允值減少		2,882	—
聯營公司應收帳之減值虧損		1,745	—
撥回預付租賃款項之減值虧損		(107)	—
投資物業之公允值增加		(190)	—
營運資本變動前之經營現金流量		64,842	9,532
存貨(增加)減少		(8,475)	11,430
應收帳款、存出按金及預付款項(增加)減少		(9,781)	5,305
待售物業減少		1,135	—
透過損益表按公允值處理之投資增加		(12,052)	—
就合約工程應向客戶收取款項減少(增加)		597	(501)
證券投資減少		—	41,954
應付票據增加(減少)		1,186	(1,026)
應付帳款、存入按金及應付費用增加(減少)		4,120	(6,720)
就合約工程應向客戶支付之款項增加(減少)		65	(1,123)
遞延服務收入(減少)增加		(394)	2,085
應收最終控股公司款項增加		(1,045)	(466)
匯兑調整		117	(394)

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
來自經營業務之現金		40,315	60,076
已繳付利得税		(6,636)	(1,184)
利得税退款		374	237
已付利息		(3,906)	(1)
來自經營業務之現金淨額		30,147	59,128
投資業務			
已收利息		1,280	269
聯營公司(借款)還款		(1,366)	1,034
購買物業、廠房及設備		(24,490)	(6,063)
出售物業、廠房及設備		4,065	1,600
購入可供出售投資		(8,046)	—
收購附屬公司	34	(204,531)	—
提取定期存款		—	7,800
(使用於)來自投資業務之現金淨額		(233,088)	4,640
融資業務			
已付股息		(6,854)	(6,855)
新借銀行貸款		140,000	—
償還銀行貸款		(39,000)	—
來自(使用於)融資業務之現金淨額		94,146	(6,855)
現金及現金等值淨(減少)增加		(108,795)	56,913
於年初之現金及現金等值		181,330	124,335
滙兑調整		(136)	82
於年終現金及現金等值		72,399	181,330
現金及現金等值分析			
銀行結存及現金等值		72,399	181,451
銀行透支		—	(121)
		72,399	181,330

財務報告附註

截至二零零六年三月三十一日止年度

1. 一般資料

本公司為一間在百慕達註冊成立之公眾上市公司。本公司之註冊辦事處及主要營業地點於本年報「公司資料」一節披露。本公司之最終控股公司為其士國際集團有限公司(「其士國際」),為一間在百慕達註冊成立之有限公司。其士國際及本公司之股份均於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股,而其主要附屬公司之業務已呈列於第71及72頁。

本綜合財務報告以港幣列示,港幣亦為本公司之功能貨幣。

2. 採用香港財務報告準則／會計政策變動

於本年度,本集團首次採用香港會計師公會(「香港會計師公會」)所頒佈對於二零零五年一月一日或其後開始之會計期間生效之多項新制定香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(以下統稱「新香港財務報告準則」)。採用新香港財務報告準則已導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方式變更,尤其是少數股東權益之呈列方式已出現變化。呈列方式之變更已追溯應用。採納新香港財務報告準則已導致本集團於下列範疇之會計政策變更,對現時及／或過去會計年度之業績的編製及呈列方式造成影響:

業務合併

本集團已採用香港財務報告準則第3號「業務合併」,該準則對於協議日期為二零零五年一月一日或其後之業務合併及於二零零五年一月一日所發生的業務合併的香港財務報告準則相關過渡條文已生效。採納香港財務報告準則第3號對本集團之主要影響概述如下:

收購之商譽及折讓

二零零一年四月一日前收購所產生之收購折讓(過往稱負商譽)及商譽列作儲備入帳。根據香港財務報告準則第3號之相關過渡性條文,本集團於二零零五年四月一日起不再確認因收購而產生且以往計入資本儲備之所有負商譽港幣198,000元及商譽港幣27,000元,並於二零零五年四月一日將其轉撥至本集團之保留溢利。

由於採用香港財務報告準則第3號,於二零零五年四月一日之資本儲備減少港幣171,000元,而於二零零五年四月一日之保留溢利亦有相同增幅。

投資物業

於本年度,本集團首次應用香港會計準則第40號「投資物業」。本集團選擇將其投資物業以公允值模式入帳,此模式規定將投資物業公允值變動所產生之收益或虧損直接於其產生年度之損益表內確認。於過往年度,根據以往會計準則投資物業按公開市值計量,重估盈餘或虧絀撥入投資物業重估儲備,除非儲備結餘不足以彌補重估減值,則重

估減值高出投資物業重估儲備結餘之金額將自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按過往扣除之減值數額計入收益表。本集團已追溯採納香港會計準則第40號。應用香港會計準則第40號對過往會計期間之業績並無重大影響，因此毋須作出過往年度調整。對本年度之財務影響呈列於附註3。

業主自用土地租賃權益

在以前年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並採用重估模式計量。在本年度，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入帳，除非有關租賃付款額未能於土地及樓宇部份之間可靠地分配，在此情況下整項租賃一概視為融資租賃。若租賃付款額能夠於土地及樓宇部份之間可靠地分配，土地租賃權益應重新分類為經營租賃項下之預付土地租金，以成本入帳並按租賃期作直線攤銷。本集團已議決以樓宇之成本列帳及按租賃期作直線攤銷，並因此將自用物業估值儲備帳撥回。此項會計政策之變動已作追溯應用，財務影響呈列於附註3。

持作自用物業

在以前年度，持作自用物業按其重估值(即重估日按其現有用途計算之公允值)減去任何其後累計折舊及任何其後減值虧損入帳。重估將定期進行，以確保帳面值與資產負債表日以公允值計算之數額沒有重大差異。重估該等物業所產生之重估升值計入重估儲備，惟倘該項升值為同一資產過往被確認為支出之重估減值，在此情況下，該項升值將按過往已扣除之減值數額計入收益表。物業重估所產生之帳面淨值減少數額如超過該項物業過往重估時之相關重估儲備結餘(如有)，則該超出部份將列作開支處理。

由於在過往年度確認之重估增加或減少主要來自租賃土地，故管理層認為，如上文所述採納香港會計準則第17號將租賃土地獨立入帳後，按成本模式將樓宇入帳較為適合。因此，樓宇乃於確認後按其成本減任何累計折舊及任何減值虧損入帳。此項會計政策之變動已作追溯應用，財務影響呈列於附註3。

與投資物業有關之遞延税項

在以前年度，過往詮釋規定重估投資物業所產生之遞延税項影響乃按透過出售而收回有關物業之賬面值而產生之税務影響之基準作出評估。在本年度，本集團採納香港(詮釋常務委員會)詮釋第21號「所得税－收回經重估之不可折舊資產」，不再假設投資物業帳面值可透過出售而收回。因此，投資物業之遞延税項影響現按可反映本集團預期於每個資產負債表日有關物業可收回數額所產生之税項影響為基準進行評估。由於香港(詮釋常務委員會)詮釋第21號並無任何具體過渡規定，此項會計政策變動已追溯應用。然而，應用香港(詮釋常務委員會)詮釋第21號對本會計期間或過往會計期間並無重大影響，因此毋須作出過往年度調整。

財務工具

於本年度，本集團應用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39 號「財務工具：確認及計量」。香港會計準則第32號規定須追溯應用。香港會計準則第39號則於二零零五年一月一日或其後開始之年度生效，一般不允許追溯性確認、終止確認或計量財務資產及負債。應用香港會計準則第32號對本集團之財務工具於本會計期間及過往會計期間之呈列方式並無重大影響。因實施香港會計準則第39號而產生之主要影響概述如下：

投資債務證券及股本證券

本集團已應用香港會計準則第39號之相關過渡性條文為香港會計準則第39號範圍內之財務資產及財務負債作分類及計量。

於二零零五年三月三十一日以前，本集團根據會計實務準則第24號(「會計實務準則第24號」之基準處理方法將其債務證券及股本證券之投資分類及計量。根據會計實務準則第24號，本集團於債務證券及股本證券之投資分類為「投資證券」或「其他投資」。投資證券乃按成本扣除減值虧損列帳，而其他投資則按公允值計量，其未實現溢利或虧損於產生期間計入損益表。自二零零五年四月一日開始，本集團根據香港會計準則第39號將其債務投資及股本證券分類及計量為「於損益表按公允值處理之投資」或「可供出售投資」。根據香港會計準則第39號，「於損益表按公允值處理之投資」及「可供出售投資」乃按公允值列帳，公允值之變動分別於損益表及權益中確認。並無於活躍市場上市報價且其公允值不能可靠計量之可供出售股本投資於首次確認後按成本扣除減值虧損計量。

於二零零五年四月一日，本集團根據香港會計準則第39號之過渡性條文將其債務投資及股本證券之投資分類及計量。因此，於二零零五年四月一日，港幣110,815,000元持作買賣之投資已重新分類為於損益表按公允值處理之財務資產，而無牌價之股本證券投資港幣4,400,000元已重新分類為可供出售投資及披露於附註3。

債務證券與股本證券以外之財務資產及財務負債

自二零零五年四月一日開始，本集團就債務證券及股本證券以外之財務資產及財務負債(以往不屬於會計實務準則第24號之範圍)按照香港會計準則第39號之規定進行分類及計量。香港會計準則第39號將本集團之財務資產分類為「於損益表按公允值處理之財務資產」、「可供出售之財務資產」或「貸款及應收款項」。財務負債基本上分類為「於損益表按公允值處理之財務負債」或「其他財務負債」。本集團之財務負債包括「其他財務負債」，乃於首次確認後以實際利息法按攤銷成本計量。本集團已採納香港會計準則第39號之相關過渡性條文。然而，其對編製及呈列本會計期間之業績並無重大影響。

衍生工具

直至二零零五年三月三十一日，衍生財務工具方在資產負債表確認。自二零零五年四月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作交易或指定用作有效對沖工具，均須於每個資產負債表日以公允值列帳。根據香港會計準則第39號，衍生工具(包括與非衍生工具主契約分開列帳之內含衍生工具)均視為持有作交易之財務資產或財務負債，合資格並指定用作有效對沖工具者除外。對於視為持有作交易之衍生工具，其公允值應於產生損益之會計期間於損益表內確認。

於二零零五年三月三十一日以前，本集團並未於資產負債表確認衍生財務工具。本集團已採納香港會計準則第39號之相關過渡性條文。於二零零五年四月一日，本集團於資產負債表確認衍生財務工具及視為持有作交易財務資產之外匯遠期合約之公允值港幣2,914,000元，並對本集團之保留溢利作出相應調整。採用新準則對財務狀況之影響為本年度之溢利減少了港幣2,882,000元。

未採用之新會計準則

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂本及詮釋。本集團現正評估該等準則、修訂本及註釋之潛在影響。除採納香港會計準則第39號及香港財務報告準則第4 號(修訂本)「財務擔保合約」或會對財務報表具潛在影響外，至目前為止，本公司董事表示採納該等新準則、修訂本或詮釋將不會對本集團之財務報表構成重大影響。香港會計準則第39號及香港財務報告準則第4號(修訂本)「財務擔保合約」規定，在香港會計準則第39號範疇內之財務擔保合約須於首次確認後按公允值計量，本集團現時仍未處於適合的情況下對香港會計準則第39號及香港財務報告準則第4號(修訂本)可能產生之影響作相當的估計。

香港會計準則第1號(經修訂)	股本披露[1]
香港會計準則第19號(經修訂)	精算損益、集團計劃及披露[2]
香港會計準則第21號(經修訂)	海外業務之投資淨額[2]
香港會計準則第39號(經修訂)	預測集團公司間交易之現金流量對沖會計處理[2]
香港會計準則第39號(經修訂)	公允值之選擇[2]
香港會計準則第39號及香港財務報告準則第4號(經修訂)	財務擔保合約[2]
香港財務報告準則第6號	礦產資源之勘探及評估[2]
香港財務報告準則第7號	財務工具：披露[1]
香港(國際財務匯報準則)－詮釋第4號	釐定安排是否包括租賃[2]
香港(國際財務匯報準則)－詮釋第5號	終止運作、復原及環境修復基金所產生權益之權利[2]
香港(國際財務匯報準則)－詮釋第6號	參與特定市場－廢棄電力及設電子備之負債[3]
香港(國際財務匯報準則)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法[4]
香港(國際財務匯報準則)－詮釋第8號	香港財務報告準則第2號之範疇[5]
香港(國際財務匯報準則)－詮釋第9號	內含衍生工具之重新評估[6]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年一月一日或之後開始之年度期間生效。
[3] 於二零零五年十二月一日或之後開始之年度期間生效。
[4] 於二零零六年三月一日或之後開始之年度期間生效。
[5] 於二零零六年五月一日或之後開始之年度期間生效。
[6] 於二零零六年六月一日或之後開始之年度期間生效。

3. 會計政策變動之影響概要

上文附註2所述會計政策變動對本年度及過往年度業績構成之影響(包括於其他支出)如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
非商譽攤銷	3,391	—
因採納業主自用樓宇成本模型而產生之折舊減少	94	82
因採納業主自用樓宇成本模型而產生之自用物業估值減少	—	(2,293)
衍生財務工具之公允值減少	(2,882)	—
於損益表按公允值處理之投資減少	(4,730)	—
因投資物業公允值變動而產生之收益	190	—
本年度溢利減少	(3,937)	(2,211)

於二零零五年三月三十一日及二零零五年四月一日採用新訂香港財務報告準則之累積影響概述如下：

		追溯調整			無須追溯調整		
	於二零零五年三月三十一日(原列) *港幣千元*	香港會計準則第1號 *港幣千元*	香港會計準則第16號及香港會計準則第17號 *港幣千元*	於二零零五年三月三十一日(重列) *港幣千元*	香港財務報告準則第3號 *港幣千元*	香港會計準則第39號 *港幣千元*	於二零零五年四月一日(重列) *港幣千元*
資產負債表項目							
物業、廠房及設備	31,405	—	(6,887)	24,518	—	—	24,518
預付租賃款項	—	—	4,115	4,115	—	—	4,115
證券投資	115,255	—	—	115,255	—	(115,255)	—
可供出售之投資	—	—	—	—	—	4,440	4,440
衍生財務工具	—	—	—	—	—	2,914	2,914
於損益表按公允值處理之投資	—	—	—	—	—	110,815	110,815
對資產及負債構成之總影響	146,660	—	(2,772)	143,888	—	2,914	146,802
保留溢利	49,338	—	9	49,347	171	2,914	52,432
資本儲備	18,231	—	—	18,231	(171)	—	18,060
匯兌儲備	989	—	668	1,657	—	—	1,657
物業重估儲備	3,449	—	(3,449)	—	—	—	—
少數股東權益	—	175	—	175	—	—	175
對權益構成之總影響	72,007	175	(2,772)	69,410	—	2,914	72,324
少數股東權益	175	(175)	—	—	—	—	—

於二零零四年四月一日採用新訂香港財務報告準則對本集團權益之財務影響概述如下：

	(原列)	調整 香港會計準則第1號	香港會計準則第17號	(重列)
	港幣千元	港幣千元	港幣千元	港幣千元
保留溢利	52,429	—	2,220	54,649
滙兌儲備	1,036	—	668	1,704
物業重估儲備	2,764	—	(2,764)	—
少數股東權益	—	174	—	174
對權益之總影響	56,229	174	124	56,527

4. 重大會計政策

綜合財務報表已按照歷史成本慣例編製(按重估數額或公允值計算之投資物業及財務工具除外)，並如下列會計政策所闡釋。

綜合財務報表乃根據香港會計師公會頒佈之香港財務準則編製。此外，綜合財務報表包括香港聯合交易所有限公司證券上市規則及香港公司條例規定之適當披露事項。

(a) 綜合帳目基礎

綜合財務報表包括本公司及其附屬公司之財務報表。

年內收購或出售附屬公司自其有效收購日起計算或至其有效售出日止之業績已計入綜合收益表內。

如有需要，附屬公司之財務報表將作調整，以使其會計政策與本集團其他成員公司所用者一致。

所有集團內公司間之交易、結餘、收入及開支於綜合時撇銷。

少數股東權益所佔之綜合附屬公司資產淨值將與本集團之權益分開呈列。少數股東權益所佔資產淨值包括於原有業務合併日期之該等權益金額，以及合併日期以來少數股東所佔權益之變動。少數股東應佔虧損超出少數股東應佔附屬公司權益之金額將與本集團之權益對銷，惟於少數股東具有約束力責任及其有能力作出額外投資以彌補該等虧損者除外。

(b) 商譽

二零零五年一月一日或之後訂立協議收購附屬公司或聯營公司所產生之商譽，即收購成本超逾本集團於收購當日應佔有關附屬公司或聯營公司之可識別資產、負債或然負債之公允值之金額，並按成本減任何累計減值虧損列帳，以及於綜合資產負債表內分開呈列。

就減值測試而言，收購所產生之商譽乃分配至各個有關現金產生單位或各組現金產生單位，有關現金產生單位預期可受益於收購之協同效應。已獲分配商譽之現金產生單位將會每年及該等單位出現減值跡象時進行減值測試。就財政年度進行收購所產生之商譽而言，已獲分配商譽之現金產生單位於該財政年度完結前進行減值測試。如現金產生單位之可收回金額少於其帳面值，則首先會分配減值虧損以扣減分配至該單位之任何商譽之帳面值；其後，再以該單位各項資產之帳面值為基準按比例分配至該單位之其他資產。任何商譽減值虧損乃直接於綜合收益表內確認。商譽減值虧損於其後期間不予撥回。

其後出售附屬公司或聯營公司時，資本化商譽之應佔金額計入出售所得損益之金額。

(c)　於聯營公司之權益

聯營公司之業績及資產負債乃按權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本減任何已識別減值虧損於綜合資產負債表列帳，並會就本集團所分佔聯營公司損益及權益變動而於收購後出現之變化作出調整。當本集團分佔聯營公司之虧損相等於或超過其於該聯營公司之權益(包括實質上構成本集團在聯營公司之投資淨額之任何長期權益)，本集團不再確認分佔進一步虧損。額外分佔虧損將計提撥備及確認負債，惟以本集團已產生之法定或推定責任或代表該聯營公司支付之款項為限。

當集團實體與本集團之聯營公司進行交易，所得損益將互相抵銷，惟數額以本集團於有關聯營公司之權益為限。

(d)　財務工具

當某集團實體成為工具合約條文之訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債最初以公允值計量。所有財務資產之日常買賣乃按交易日基準確認及解除確認。

當從資產收取現金流量之權利屆滿，或財務資產被轉讓及本集團已轉讓該項財務資產擁有權之絕大部份風險及回報時，有關資產將被解除確認。於解除確認財務資產時，該項資產之帳面值與已收代價及直接於權益確認之累計盈虧之總和之差額，將於損益帳內確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債將被解除確認。解除確認之財務負債之帳面值與已付或應付代價之間之差額於損益帳內確認。

(i)　財務資產

於損益表按公允值處理之投資

於損益表按公允值處理之財務資產分為兩類，包括持作買賣之財務資產及於首次確認時於損益表按公允值處理之財務資產。於首次確認後之每個結算日，於損益表按公允值處理之財務資產按公允值計算，有關公允值之變動於產生期間直接於損益帳確認。

貸款及應收款項

貸款及應收款項為有固定或可釐定付款而並無活躍市場報價之非衍生財務資產。於首次確認後之每個結算日，貸款及應收款項(包括應收帳款、應收最終控股公司款項及就合約工程應向客戶收取之款項)以實際利息法按攤銷成本減任何已確認減值虧損列帳。減值虧損在有客觀證據證明資產出現減值時，於損益帳確認，並按資產帳面值與按原實際利率折讓之估計未來現金流量之現值之差額計量。當資產之可收回數額增加客觀上與確認減值後所發生之事件有關時，減值虧損會於隨後期間撥回，惟該資產在撥回減值當日之帳面值不得超過未確認減值時之已攤銷成本。

可供出售投資

可供出售投資為被指定或未被劃分為於損益表按公允值處理之投資、貸款及應收款項及持有至到期日之投資之非衍生工具。於首次確認後之每個結算日，可供出售之財務資產按公允值計算。公允值之變動於權益確認，直至該財務資產被出售或確定出現減值，屆時過往於權益確認之累計盈虧自權益剔除，並於損益帳內確認。可供出售之財務資產之任何減值虧損於損益帳內確認。可供出售之股本投資之減值虧損不會於隨後期間透過損益撥回。就可供出售之債務投資而言，倘該投資公允值之增加客觀上與確認減值虧損後所發生之事件有關，則有關減值虧損會於期後撥回。

在活躍市場並無市場報價且未能可靠衡量公允值之可供出售之股本投資及與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則按成本減任何於首次確認後每個結算日確認之減值虧損計算。減值虧損在有客觀證據證明該資產出現減值時，於損益帳確認。減值虧損數額按資產帳面值與按同類財務資產之現行市場回報率折讓之估計未來現金流量現值之差額計算。有關減值虧損不會於隨後期間撥回。

現金及現金等值項目

現金及現金等值項目包括手頭現金及活期存款，以及可隨時轉換為已知數額現金且無重大價值變動風險之其他短期高流動性投資。

(ii) ***財務負債***

除被視為持作買賣之財務負債之衍生工具外；本集團之財務負債主要包括應付帳款、應付票據及銀行借貸，隨後以實際利息法按攤銷成本計量。

(iii) ***股本工具***

本公司發行之股本工具以所收款項減直接發行成本入帳。

(iv)　衍生財務工具

本集團使用衍生財務工具(主要為外幣遠期合約)降低與外幣波動有關之風險。不符合會計對沖之衍生財務工具被視為持作買賣之財務資產或持作買賣之財務負債。該等衍生工具公允值之變動直接於損益帳內確認。

當非衍生主合約之內含衍生工具之經濟特質及風險與主合約之經濟特質及風險並無密切關係，同時合併合約並非於損益帳按公允值計量時，內含衍生工具須與有關主合約分開列帳，並視為持作買賣用途。在所有其他情況下，內含衍生工具不會分開處理，而會根據適用準則與主合約一併入帳。當本集團須分開處理內含衍生工具但無法進行衡量時，整個合併合約被視為持作買賣用途。

(e)　投資物業

於首次確認時，投資物業按成本(包括任何直接應計開支)計量。於首次確認後，投資物業按公允值模式入帳。投資物業公允值變動所產生之盈虧計入產生期間之損益帳。

(f)　物業、廠房及設備

物業、廠房及設備乃按成本值減去期後累積折舊及累積減值虧損列於帳內。

物業、廠房及設備項目之折舊按其估計使用年期並考慮其估計剩餘價值後，以直線法或餘額遞減法撇銷其成本而撥備。

物業、廠房及設備項目於出售時或預計不會從繼續使用該項資產而得到任何未來經濟利益時解除確認。資產解除確認時產生之任何盈虧(按該項目之出售所得款項淨額與其帳面值之差額計算)乃於該項目解除確認之年度計入收益表。

物業、廠房及設備經考慮其估計剩餘價值後，按以下方法及年率折舊：

直線法：

永久業權之土地	無
樓宇	按租賃年期或20至50年兩者之較短者計算
店舖機器	20%
店舖及其他設備	按10%或相關租賃剩餘期間兩者之較短者計算

餘額遞減法：

	購入時期初折舊	每年折舊
機器、工具及設備	20%	40%
傢俬、裝置、辦公室設備及汽車	20%	20%

(g) **預付租賃款項**

預付租賃款項為支付使用土地之前期地價。預付租賃款項於有關土地租賃期間按直線法計入收益表。

(h) **商標**

於確認時，從業務合併中收購之商標按公允值確認。具有無限使用年期之商標按成本值減任何期後累積減值虧損列帳。

解除確認商標所產生之盈虧按該項資產之出售所得款項淨額與其帳面值之差額計算，並於解除確認該項資產時於收益表內確認。

不論有無跡象表明具有無限使用年期之商標是否存在減值，均透過比較商標之帳面值與其可收回款額，對商標作減值測試。倘若估計商標之可收回款額較其帳面值少，則其帳面值調低至其可收回款額。減值虧損會即時確認為支出。

當減值虧損於期後撥回，商標之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。

(i) **待售物業**

待售物業乃按成本或可變現淨值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現淨值為管理層根據現行市場情況作出之估值或如已訂定有約束力之出售合同，則根據協議出售價。

(j) **存貨**

存貨乃按成本或可變現淨值二者之較低值入帳。成本以加權平均法計算。

(k) **安裝合約**

當一項合約之成果能夠可靠地估計時，合約之收益與成本會根據結算當日合約活動之完工程度確認，並按工程進行至今所產生之合約成本與估計總合約成本之比例(惟此並不代表完工程度)計量。工程變更、索償及獎勵金按與客戶達成協議部份入帳。

當一項合約之成果不能可靠地估計時，合約收益按所產生之合約成本確認，以其可收回款額為限。合約成本會在產生之期間確認為支出。

當至今已產生之合約成本加上已確認溢利減已確認虧損超過按進度開出之帳單時，超出部份呈列為「就合約工程應向客戶收取之款項」。當合約工程按進度開出之帳單超過至今已產生之合約成本加上已確認溢利減已確認虧損時，超出部份呈列為「就合約工程應向客戶支付之款項」。有關工程施工前所收之金額乃包括於資產負債表中作為負債或已收墊款。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款、存出按金及預繳款項」。

(l)　**收益之確認**

銷售貨品之收益乃於貨品送出後及貨品擁有權轉讓後確認。

服務收入於提供服務時確認。

財務資產之利息收益乃按時間比例入帳，並根據本金及有關之實際利率計算，實際利率為透過財務資產之預期使用年期，將估計未來現金收據實際折讓至該資產之帳面淨值之比率。

投資股息收益須按股東收受股息之權利被確認時方予以入帳。

待售物業之收益乃於已訂定有約束力之銷售合同時確認。

(m)　**營業性租賃**

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。

本集團作為出租人

營業性租賃之租金收益於有關租賃期間以直線法於收益表內確認。就磋商及安排營業性租賃所產生之首次直接成本計入有關租賃資產之帳面值，並於租賃期間以直線法確認為支出。

本集團作為承租人

營業性租賃項下之應付租金於有關租賃期間以直線法計入損益帳。作為訂立營業性租賃激勵措施之已收及應收利益，於租賃期間以直線法確認為租金費用之減少。

(n)　**借貸成本**

所有借貸成本均於產生期間在損益帳內確認並列作財務費用。

(o)　**外幣**

於編製各個別集團實體之財務報告時，以該實體功能貨幣以外之外幣進行之交易均按交易日期之適用匯率換算為功能貨幣入帳。於各結算日，以外幣列值之貨幣項目均按結算日之適用匯率重新換算。按公允值以外幣列值之非貨幣項目則按釐定公允值當日之適用匯率重新換算。按歷史成本以外幣計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之滙兑差額均於產生期間內於損益帳中確認，惟倘滙兑差額乃因換算構成本集團於境外業務之投資淨額一部份之貨幣項目而產生則除外，在此情況下，有關滙兑差額於綜合財務報告之權益內確認。按公允值列帳之非貨幣項目經重新換算後產生之滙兑差額於該期間列作損益，惟重新換算直接於權益內確認盈虧之非貨幣項目所產生之差額除外，在此情況下，滙兑差額亦直接於權益內確認。

就呈列綜合財務報告而言，本集團海外業務之資產及負債乃按結算日之適用匯率換算為本公司之呈報貨幣(即港元)，而其收入及支出則按該年度之平均匯率換算，除非匯率於該期間內出現大幅波動則作別論，在此情況下，則採用交易當日之適用匯率。所產生之滙兑差額(如有)乃確認為換算儲備。該等滙兑差額乃於海外業務出售期間於損益帳內確認。

(p)　退休保障費用

界定供款退休福利計劃及強制性公積金計劃之付款於到期應付時作為費用扣除。

(q)　税項

所得税支出指現時應付税項及遞延税項之總和。

現時應付税項乃根據本年度之應課税溢利計算。於收益表內呈報之應課税溢利與溢利有所不同，原因在於應課税溢利不包括其他年度應課税或可扣税之收入或支出項目，亦不包括從未課税或扣税之項目。本集團之現時税項負債乃採用結算日前已頒佈或實質頒佈之税率計算。

遞延税項乃按綜合財務報告內資產及負債帳面值與用作計算應課税溢利之有關税基之差額而予以確認，並利用資產負債表負債方法入帳。遞延税項負債一般就所有應課税暫時差額而確認，遞延税項資產則予以確認，惟以日後可能產生應課税溢利而可扣税暫時差額可以動用者為限。倘暫時差額乃源自商譽，或源自對應課税溢利或會計溢利造成影響之交易中其他資產及負債之初期確認(業務合併除外)，則有關之資產及負債不會予以確認。

遞延税項負債乃就於附屬公司及聯營公司投資而產生之應課税暫時差額予以確認，除非本集團(作為母公司)能夠控制暫時差額之撥回，以及暫時差額應該不會於可見未來撥回。

遞延税項資產之帳面值會於每個結算日進行審閱，並減少至不再具備足夠之應課税溢利收回全部資產或其任何部份為止。

遞延税項乃按償還負債或資產變現所屬期間預期適用之税率計算。遞延税項計入損益帳或於當中扣除，惟涉及直接計入股本或於當中扣除之項目則除外，在此情況下遞延税項將於股本內處理。

(r)　資產減值

於每一個結算日，本集團審閱其有形資產之所載帳面值，而非擁有無限使用期的商譽及商標，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載帳面值會減少至可收回款額，減值虧損將予即時確認。

當減值虧損於期後撥回，資產（商譽除外）之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，而出於此情況下所釐定之帳面值之數額則不會撥回。任何減值虧損之撥回即時確認為收益。商譽之減值虧損於隨後期間不予撥回。有關商譽及商標減值之會計政策詳情載於兩者之相關政策。

5. 估計不確定性之主要來源

下文論述於結算日所作出有關未來之主要假設及估計不明朗因素之其他主要來源，並且極有可能導致須於下個財政年度就資產及負債之帳面值作出重大調整。

呆壞帳撥備

本集團呆壞帳撥備政策乃根據可收回性評估、帳齡分析及管理層之判斷而作出。評估該等應收帳款之最終變現能力需要作出大量判斷，包括各個客戶現時之信譽及過往收款記錄。倘本集團客戶之財務狀況惡化，以至削弱其付款能力，則須提撥額外撥備。

存貨撥備

本集團管理層就確認為不再可出售之過時及滯銷庫存品作出撥備。管理層主要根據最近期之發票價格及當時之市況而估計其交易商品之可變現淨值。本集團於各結算日會檢討每種產品之存貨，並就過時貨品作出撥備。

商譽及商標之減值

在釐定商譽及商標是否減值時，須對獲分派商譽及商標之現金產生單位之使用價值作出估計。計算使用價值時，本集團必須估算現金產生單位預期產生之日後現金流量及合適之折現率以計算其現值。倘日後實際之現金流量少於預期流量，可能會產生重大之減值虧損。於二零零六年三月三十一日，帳面值分別為港幣82,392,000元及港幣108,000,000元之商譽及商標並無確認任何減值虧損。

商譽及商標之減值測試詳情載於附註37。

所得稅

稅項虧損為港幣478,703,000元。遞延稅項因未來溢利存有未能預計之因素而未予確認。與遞延稅項資產之可變現能力主要視乎是否有充足之未來溢利或日後是否有應課稅暫時差額可供利用。倘日後實際產生之溢利與預期相若，遞延稅項資產可能產生重大確認或逆轉，並將在其產生之期間於收益表確認。

6. 財務風險管理目標及政策

本集團之主要財務資產及負債包括應收貨款及其他應收帳款、應收最終控制公司款項、銀行結餘及現金、應付貨款及其他應付帳款、應付票據及銀行借貸和投資。該等財務工具之詳情於有關附註內披露。下文載列與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

信貸風險

倘交易對手未能履行彼等就每類已確認財務資產之責任，本集團承受之最大信貸風險為綜合資產負債表所載該等資產之帳面值。本集團管理層於各結算日均會審閱各項個別貿易債務之可收回金額，以確保就不可收回金額作出足夠之減值虧損。此外，本集團管理層負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進措施追收逾期未付之債項。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

本集團對其應收帳款並無集中之信貸風險，有關風險乃分散至多個交易對手及客戶。

銀行存款及財務工具投資之信貸風險有限，蓋因交易對手均為獲國際信貸評級機構給予高信貸評級之銀行、金融機構或企業。

市場風險

(i) 外幣風險

本集團若干應付貨款乃以外幣計值。為了降低與外幣匯率波動有關之風險，本集團訂立外幣遠期合約以對沖外幣匯率波動之風險。然而，由於該等外幣遠期合約並不符合條件進行對沖會計處理，因此被視為持作買賣之財務資產或負債。管理層將繼續監控外幣風險，並會在必要時考慮對沖重大外幣風險。

(ii) 利率風險

本集團之現金流量利率風險主要與浮息銀行借貸、浮息債務證券投資及與恒常到期日掉期利率或倫敦銀行同業拆息掛鈎之結構式存款有關。管理層會監控利率風險，並會於必要時考慮對沖重大利率風險。

(iii) 其他價格風險

本集團因其於股本證券之投資而須承擔股本及債務證券價格風險。管理層透過持有具不同風險特點之投資組合以管理有關風險。

流動性風險

本集團銳意透過維持足夠之現金及現金等值項目、可變現之有價證券以維持謹慎之流動性風險管理及資金供應之靈活性，以及持有可供動用之已承諾短期及中期信貸額。

董事認為，本集團已獲得充足之已承諾及未承諾一般性銀行信貸融資，用作近期之融資承擔及營運資金用途。

7. 營業額

營業額乃代表本集團年內商品銷售、提供服務及投資收益之已收及應收淨額，分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
電腦及商業及咖啡機器銷售	477,493	474,243
餐飲銷售	173,208	—
提供保養服務	77,779	100,617
證券買賣	94,311	101,988
債券及結構式存款利息收入	8,954	10,260
	831,745	687,108

本集團按業務分類及地區劃分之營業額分析載列於附註35。

8. 其他收入

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
其他收入包括：		
銀行存款利息	1,653	269
滙兌收益	2,754	971
出售待售物業盈利	4,392	—
物業租金總收入港幣715,000元 (二零零五年：港幣383,000元) 減支出	418	275

9. 財務費用

此金額指須於五年內償還之銀行貸款利息。

10. 除稅前溢利

	二零零六年 *港幣千元*	二零零五年 *港幣千元* (重列)
除稅前溢利已扣除(計入)：		
應收聯營公司款項準備	1,745	—
呆壞帳(撥回)準備	(1,736)	955
預付租賃款項攤銷	251	253
核數師酬金	1,086	830
衍生財務工具之公允值變動	2,882	—
於損益表按公允值處理之投資變現及未變現公允值虧損	729	8,271
物業、廠房及設備折舊	15,801	4,346
出售物業、廠房及設備之(收益)虧損	(351)	450
可供出售投資之已確認減值虧損	2,466	—
投資物業之公允值增加	(190)	—
營業性租賃之樓宇租用支出	46,885	8,457
轉撥至投資物業之預付租金之減值虧損撥回	(107)	—
員工開支 *(附註)*	112,221	78,763
撇減存貨	1,000	518
設備租賃收益港幣5,114,000元 (二零零五年：港幣4,795,000元) 減租賃支出	(1,659)	(4,358)

附註： 董事酬金計入員工開支，詳情於附註36披露。員工開支包括遣散費港幣6,000元(二零零五年：港幣729,000元)。

11. 所得稅支出

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
支出(抵免)包括：		
現時稅項		
香港	3,263	228
海外	318	410
	3,581	638
遞延稅項 *(附註33)*	281	(299)
	3,862	339

香港利得稅準備乃根據估計應課稅溢利減可運用之前期虧損稅務寬減後按稅率17.5%(二零零五年：17.5%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

年內稅項支出與根據綜合收益表列示之除稅前溢利對帳如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元* (重列)
除稅前溢利	40,828	1,892
按地方所得稅率17.5%計算之稅項 *(附註)*	7,145	331
所佔聯營公司業績之稅務影響	—	145
不可扣稅支出之稅務影響	4,149	1,935
毋須課稅收入之稅務影響	(2,962)	(2,208)
未確認稅項虧損之稅務影響	1,053	2,368
動用過往未確認之稅項虧損	(4,886)	(1,468)
動用未確認臨時差額之稅務影響	(906)	(909)
未確認可扣除臨時差額之稅務影響	471	—
於其他司法權區經營之附屬公司不同稅率之影響	(115)	139
其他	(87)	6
年內稅項支出	3,862	339

附註： 採用本集團大部份業務所在之司法權區地方稅率計算。

12. 股息

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
已派股息：		
— 中期股息每股普通股港幣3仙(二零零五年：港幣1仙)	5,141	1,714
擬派股息：		
— 擬派末期股息每股普通股港幣5仙(二零零五年：港幣1仙)	8,568	1,713

董事建議派發末期股息每股港幣5仙(二零零五年：港幣1仙)，須待股東於股東週年大會上批准方可作實。

13. 每股盈利

每股基本盈利之計算乃根據本公司股權持有人應佔本集團期內溢利港幣36,966,000元（二零零五年：港幣1,553,000元）及年內已發行普通股171,355,871股（二零零五年：171,355,871股）計算。

由於本公司於截至二零零六年三月三十一日止兩個年度並無潛在已發行普通股，故並無呈列每股攤薄盈利。

附註3所述會計政策出現變動，對以往呈報截至二零零五年三月三十一日止年度每股基本盈利之影響載列如下：

	港仙
未經調整呈報數字	2.20
因應會計政策變動作出調整	(1.29)
重列數字	0.91

附註3所述會計政策出現變動，對截至二零零六年三月三十一日止年度每股基本盈利之影響為減少港幣2.30仙。

14. 投資物業

	二零零六年	二零零五年
	港幣千元	*港幣千元*
於四月一日之公允值，	5,160	5,160
轉撥自物業、廠房及設備	1,770	—
公允值增加	190	—
於三月三十一日之公允值，	7,120	5,160

本集團之投資物業位於中國內地，以中期租約持有。

本集團投資物業於二零零六年三月三十一日之公允值，乃根據獨立執業專業估值師戴德梁行有限公司於當日所作之估值而得出。戴德梁行有限公司與本集團概無任何關連，並為香港測量師學會會員，具備合適專業資格，且曾於相關地點就同類物業進行估值。有關估值乃經參照類似物業之成交價後作出，且符合香港測量師學會物業估值準則。

15. 物業、廠房及設備

	契約土地	樓宇	海外永久業權物業	機器、工具及設備	店舖及其他設備	店舖儀器	傢俬、裝置辦公室設備及汽車		合計
							持作自用	租賃用途	
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本									
於二零零四年四月一日：原列	4,368	4,259	8,565	13,139	–	–	16,480	7,700	54,511
期初重估儲備調整	–	1,787	1,270	–	–	–	–	–	3,057
重新分類為預付租賃款項	(4,368)	–	–	–	–	–	–	–	(4,368)
於二零零四年四月一日，經重列	–	6,046	9,835	13,139	–	–	16,480	7,700	53,200
匯兌調整	–	11	64	28	–	–	51	21	175
添置	–	–	–	463	–	–	529	5,071	6,063
出售	–	(630)	–	(3,869)	–	–	(4,069)	(876)	(9,444)
於二零零五年三月三十一日	–	5,427	9,899	9,761	–	–	12,991	11,916	49,994
匯兌調整	–	24	35	13	130	51	23	12	288
重新分類為投資物業	–	(841)	–	–	–	–	–	–	(841)
收購附屬公司時購入	–	–	–	–	20,098	5,980	–	90	26,168
添置	–	–	–	560	10,992	3,900	126	8,912	24,490
出售	–	(680)	–	(1,256)	(2,280)	(353)	(1,091)	(3,136)	(8,796)
於二零零六年三月三十一日	–	3,930	9,934	9,078	28,940	9,578	12,049	17,794	91,303
累積折舊									
於二零零四年四月一日：原列	–	–	–	10,878	–	–	12,642	1,949	25,469
期初結餘調整	–	1,417	1,516	–	–	–	–	–	2,933
於二零零四年四月一日，經重列	–	1,417	1,516	10,878	–	–	12,642	1,949	28,402
匯兌調整	–	6	10	35	–	–	50	21	122
年度撥備	–	182	124	1,004	–	–	946	2,090	4,346
售出撥回	–	–	–	(3,523)	–	–	(3,652)	(219)	(7,394)
於二零零五年三月三十一日	–	1,605	1,650	8,394	–	–	9,986	3,841	25,476
匯兌調整	–	7	6	25	–	–	30	24	92
重新分類為投資物業	–	(151)	–	–	–	–	–	–	(151)
年度撥備	–	182	124	833	8,214	2,230	714	3,504	15,801
售出撥回	–	(113)	–	(1,101)	(1,718)	(253)	(951)	(1,674)	(5,810)
於二零零六年三月三十一日	–	1,530	1,780	8,151	6,496	1,977	9,779	5,695	35,408
賬面值									
於二零零六年三月三十一日	–	2,400	8,154	927	22,444	7,601	2,270	12,099	55,895
於二零零五年三月三十一日	–	3,822	8,249	1,367	–	–	3,005	8,075	24,518

16. 預付租賃款項

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
本集團之預付租賃款項包括：		
於香港以中期租約持有之租賃土地	1,490	2,417
於中國內地之租賃土地，以：		
長期租約持有	642	654
中期租約持有	—	973
以短期租約持有之海外租賃土地	60	71
	2,192	4,115

17. 商譽

	港幣千元
於二零零四年及二零零五年四月一日	—
因收購附屬公司而產生	82,392
於二零零六年三月三十一日	82,392

有關商譽減值測試之詳情於附註37披露。

18. 商標

購入商標乃年內業務合併其中一環，詳情載於附註34。商標之法定可用年期為若干時期，惟可以最低成本重續。董事認為，本集團將會且能夠繼續重續商標。根據本集團管理層就類似之飲食業務市場所進行之市場、趨勢及競爭力等調查，認為在該品牌咖啡店預期可為本集團帶來現金流入淨額期內，該商標並無任何可預見之限制。

因此，本集團管理層認為，該商標有無限可使用年期。除非商標於管理層每年重新評估其可使用年期後被釐定為有限可使用年期，否則不會被攤銷，然而，商標仍會每年及出現可能減值跡象時進行減值測試。減值測試之詳情於附註37披露。

19. 所佔聯營公司權益

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
於非上市聯營公司投資之成本	105	105
分佔收購後虧損	(105)	(105)
	—	—

於二零零六年三月三十一日，本集團於下列聯營公司擁有權益：

名稱	商業結構形式	註冊成立及營業之國家	由本集團持有應佔註冊股本實際權益百分率 %	主要業務
廣州其士科技有限公司	公司	中國內地	24	辦公室設備貿易及保養服務

聯營公司之財務資料概列如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
總資產	832	1,040
總負債	(4,282)	(4,361)
負債淨值	(3,450)	(3,321)
收入	1,633	26,114
年內虧損	(58)	(3,452)
本集團分佔聯營公司之資產淨值	—	—
本集團分佔聯營公司之年內虧損	—	(826)

本集團已終止確認其分佔之聯營公司虧損。未確認之分佔年內虧損及累積之未確認分佔聯營公司虧損分別為港幣14,000元及港幣828,000元（二零零五年：港幣2,000元及港幣797,000元）。

20. 聯營公司應收帳

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
聯營公司應收帳	3,258	1,513
減：呆帳準備	(3,258)	(1,134)
	—	379

聯營公司應收帳乃無抵押及免利息，且預期不會在結算日後十二個月內收回。

21. 可供出售投資

於二零零六年三月三十一日可供出售投資包括：

	港幣千元
無牌價之股本證券，按扣除減值計算	2,270
於創投基金之投資，按公允值計算	7,750
	10,020

無牌價股本證券乃於各結算日按成本扣除減值後計算，由於其合理估計公允值之範圍非常大，故本公司董事認為其公允值無法可靠計算。於創投基金之投資之公允值乃根據本集團於基金資產淨值之公允值之應佔權益計算。

22. 於損益表按公允值處理之投資

於二零零六年三月三十一日，於損益表按公允值處理之投資包括：

	港幣千元
持作買賣：	
股本證券有牌價，海外地區	4,553
債務證券有牌價，海外地區	31,430
債務證券，無牌價	37,296
	73,279
分類為於損益表按公允值處理之投資：	
結構式存款	49,588
	122,867
計為：	
非流動資產	49,588
流動資產	73,279
	122,867

上述投資之公允值乃按相關交易所所報之市場買價或由相關金融機構提供之市價而釐定。

上述結構式存款以美元計值，首年按固定利率計息，其後按恒常到期日掉期利率或倫敦銀行同業拆息掛鉤之利率計息。

23.　證券投資

於二零零五年三月三十一日之證券投資載列如下。於二零零五年四月一日應用香港會計準則第39號後，證券投資已重新分類至香港會計準則第39號項下之合適類別。因此，兩筆港幣4,440,000元及港幣110,815,000元之款項，已分別重新分類為可供出售投資及於損益表按公允值處理之投資。

	港幣千元
投資證券：	
股本證券，無牌價	4,440
其他投資：	
股本證券有牌價按市值，香港	267
債務證券有牌價按市值，海外地區	5,838
債務證券，無牌價	85,355
互惠基金，無牌價	19,355
	115,255
作財務報告用途之帳面值分析如下：	
非流動資產	4,440
流動資產	110,815
	115,255

24.　存貨

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
待售存貨	57,580	50,156
耗用物料	9,411	5,106
	66,991	55,262

於本年度確認為費用之存貨成本為港幣424,540,000元（二零零五年：港幣381,115,000元）。

過往撇減存貨港幣7,631,000（二零零五年：港幣3,601,000）於本年度銷售該存貨時變現及回撥。

25.　應收帳款、存出按金及預付款項

本集團對各個核心業務之客戶已確立指定之信貸政策，給予客戶之平均信貸期為60天，惟咖啡店之餐飲銷售則主要以現金結算。以下為於結算日應收貨款減呆帳準備之帳齡分析：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
0 — 60天	49,348	47,891
61 — 90天	2,533	1,871
逾90天	4,745	2,654
	56,626	52,416

本集團應收帳款及其他帳款與其公允值相若。

26. 應收最終控股公司款項

應收最終控股公司之款項為無抵押、免利息並於要求時償還。董事認為，其帳面值與其公允值相若。

27. 就合約工程應向客戶收取(支付)之款項

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
於結算日之施工中合約：		
已產生之合約成本	40,449	48,626
已確認溢利減虧損	127	(6,492)
	40,576	42,134
進度款	(40,498)	(41,394)
	78	740
計為：		
已計入流動資產之合約客戶欠款	342	939
已計入流動負債之支付合約客戶款	(264)	(199)
	78	740

於二零零六年三月三十一日，客戶所持之保留款及已就合約工程收取客戶之預付款分別為港幣42,000元(二零零五年：港幣2,305,000元)及港幣162,000元(二零零五年：無)。

28. 衍生財務工具

年內，本集團曾利用外幣遠期合約對沖其若干以外幣計值之應付貨款。此等衍生工具並不符合對沖交易會計。

於二零零六年三月三十一日，本集團訂立以美元計值外幣遠期合約，其總名義金額為港幣58,200,000元(二零零五年：港幣234,392,000元)。

本集團全部衍生工具均於各結算日以公允值計算。其公允值乃按交易對手於結算日所報相等工具之市價及根據本金及日後市況估計計算之金融模式而釐定。

29. 銀行結存及現金等值

銀行結存及現金等值包括按當日市場利率計息之短期銀行存款。董事認為，該金額於結算日之帳面值與其公允值相若。

計入銀行結餘以美元計值之存款及現金為港幣29,720,000元(二零零五年：港幣49,061,000元。

30. 應付帳款及應付票據

於結算日應付貨款及應付票據之帳齡分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
0 — 60天	31,166	20,901
61 — 90天	333	1,445
逾90天	2,917	2,210
應付貨款及應付票據	34,416	24,556

本集團之應付貨款，其他應付帳款及應付票據與其公允值相若。

31. 銀行貸款

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
銀行透支	—	121
銀行貸款	101,000	—
	101,000	121
銀行貸款按下列年期償還：		
一年內	52,000	121
一年後但兩年內	12,000	—
兩年後但五年內	37,000	—
	101,000	121
減：列入流動負債之一年內到期貸款	(52,000)	(121)
	49,000	—

銀行貸款為無抵押，並按倫敦銀行同業拆息加若干年息差作為浮動利率計息。本年度之實際平均年息率為4.3厘。

銀行貸款之公允值與其帳面值相若。

32. 股本

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
法定股本：		
240,000,000股普通股(二零零五年：240,000,000股)每股港幣0.50元(二零零五年：港幣0.5元)	120,000	120,000
已發行及繳足股本：		
171,355,871股普通股(二零零五年：171,355,871股)每股港幣0.50元(二零零五年：港幣0.5元)	85,678	85,678

33. 遞延稅項

以下為已確認之主要遞延稅項負債(資產)，以及於年內之變動：

	加速稅項折舊 *港幣千元*	稅項虧損 *港幣千元*	商標 *港幣千元*	其他 *港幣千元*	合計 *港幣千元*
於二零零四年四月一日	536	(107)	—	(50)	379
該年度於收益表內扣除(計入)	388	(651)	—	(36)	(299)
於二零零五年三月三十一日	924	(758)	—	(86)	80
收購附屬公司產生	835	(211)	18,900	—	19,524
本年度於收益表內扣除(計入)	441	(200)	—	40	281
於二零零六年三月三十一日	2,200	(1,169)	18,900	(46)	19,885

於二零零六年三月三十一日，並未就餘下未動用稅項虧損港幣478,703,000元(二零零五年：港幣500,605,000元)確認遞延稅項資產。未確認稅項虧損中包括港幣761,000元之虧損(二零零五年：港幣2,318,000元)將於二零一一年期滿。其他稅項虧損可無限期結轉。

於二零零六年三月三十一日，本集團可扣減臨時差額為港幣26,148,000元(二零零五年：港幣28,633,000元)。該可扣減臨時差額，因其不可能於應課稅溢利可用作扣減臨時差額中被動用，故並無確認有關之遞延稅項資產。

34. 收購附屬公司

於二零零五年五月二十日，本集團以代價港幣205,963,000元收購Pacific Coffee (Holdings) Limited（「Pacific Coffee」）全部已發行股本。收購已利用購買法列帳。

已收購資產淨值及收購產生商譽如下：

	被收購方之帳面值 港幣千元	公允值調整 港幣千元	資產淨值公允值 港幣千元
已收購資產淨值：			
物業、廠房及設備	26,168	—	26,168
商標	—	108,000	108,000
存貨	4,329	—	4,329
應收帳款、存出按金及預付款項	17,384	—	17,384
銀行及現金結餘	1,432	—	1,432
課稅準備	(3,124)	—	(3,124)
遞延服務收入	(63)	—	(63)
遞延稅項負債	(624)	(18,900)	(19,524)
應付款項、存入按金及應付費用	(10,031)	—	(10,031)
或然負債	—	(1,000)	(1,000)
	35,471	88,100	123,571
商譽			82,392
			205,963
總成本：			
以現金支付之購買代價			203,684
收購產生成本			2,279
			205,963
收購產生現金流出淨額：			
已付現金代價			(205,963)
已收購銀行結餘及現金			1,432
			(204,531)

收購Pacific Coffee產生之商譽乃源自經營咖啡店之預期盈利。

本集團已就被指稱違反批發食物供應合約之毀約賠償確認或然負債約港幣1,000,000元。

Pacific Coffee於其十個月時期內對本集團本年度收益及除稅前溢利之貢獻分別為港幣179,500,000元及港幣18,800,000元。

倘收購於二零零五年四月一日完成，本集團本年度收益將為港幣859,000,000元，而本年度溢利將為港幣39,800,000元。本備考資料僅用於説明用途，並非必然顯示倘收購確實於二零零五年四月一日完成而本集團將可達致之收益及經營業績，亦無意用作預測未來溢利。

35. 業務及地區分類

按業務劃分

按經營管理目的，本集團由以下三個部門組成。此等部門為本集團呈報主要分類資料之基準。去年，本集團由四個部門組成，分別為電腦設備及商業機器、網絡技術及電訊系統、技術及保養服務及證券投資及其他。由於加入餐飲此項新業務及精簡現有之業務，故本集團重組其業務為三個部門。比較數字已重列以配合本年度之呈報方式。業務分類資料載列如下：

營業額及業績
截至二零零六年三月三十一日止年度

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
營業額	549,011	179,469	103,265	831,745
業績				
分類業績	18,352	18,794	5,734	42,880
未分配公司支出				(5,611)
未分配公司收入				5,812
利息收入				1,653
財務費用				(3,906)
除税前溢利				40,828
所得税支出				(3,862)
本年度溢利				36,966

營業額及業績
截至二零零五年三月三十一日止年度

	電腦及資訊通訊科技	證券投資及其他	綜合
	港幣千元	*港幣千元*	*港幣千元* (重列)
營業額	574,860	112,248	687,108
業績			
分類業績	1,546	1,349	2,895
未分配公司支出			(445)
利息收入			269
所佔聯營公司業績	(826)	—	(826)
財務費用			(1)
除稅前溢利			1,892
所得稅支出			(339)
本年度溢利			1,553

截至二零零六年三月三十一日止兩個年度，本集團並無內部分類銷售。

資產及負債
於二零零六年三月三十一日

	電腦及資訊通訊科技	餐飲	證券投資及其他	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
資產				
分類資產	146,579	254,634	156,358	557,571
未分配公司資產				73,261
綜合總資產				630,832
負債				
分類負債	69,948	17,878	—	87,826
未分配公司負債				131,730
綜合總負債				219,556

資產及負債

於二零零五年三月三十一日

	電腦及資訊通訊科技 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元* (重列)
資產			
分類資產	135,101	238,064	373,165
應收一間聯營公司款項	379	—	379
未分配公司資產			86,911
綜合總資產			460,455
負債			
分類負債	70,480	—	70,480
未分配公司負債			11,439
綜合總負債			81,919

其他資料

截至二零零六年三月三十一日止年度

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
資本增加	8,635	149,975	48	158,658
折舊	4,775	10,567	459	15,801
於損益表按公允值處理之投資減值	—	—	2,466	2,466
出售物業、廠房及設備之虧損(收益)	198	686	(1,235)	(351)
撇減存貨	1,000	—	—	1,000

其他資料

截至二零零五年三月三十一日止年度

	電腦及資訊通訊科技 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元* (重列)
呆帳撥備	955	—	955
資本增加	5,664	399	6,063
折舊	4,208	138	4,346
投資證券之資產減值	—	560	560
出售物業、廠房及設備之虧損	450	—	450
撇減存貨	518	—	518

按地區劃分

本集團經營之餐飲業務於香港、新加坡及中國內地運作。而電腦及資訊通訊科技業務於香港、泰國及中國內地運作。證券投資買賣於香港運作。以下為本集團按地區劃分之營業額之分析：

	按地區市場劃分之營業額			
	二零零六年		二零零五年	
	港幣千元	%	港幣千元	%
香港	746,747	89	607,118	88
泰國	66,284	8	69,028	10
新加坡	15,730	2	—	—
其他	2,984	1	10,962	2
	831,745	100	687,108	100

下列按資產所在地區劃分之分類資產及所增加物業、廠房及設備及無形資產帳面值之分析：

	分類資產帳面值				物業、廠房及設備及無形資產添置			
	二零零六年		二零零五年		二零零六年		二零零五年	
	港幣千元	%	港幣千元	%	港幣千元	%	港幣千元	%
香港	558,891	89	400,498	87	153,444	97	5,036	82
泰國	51,977	8	51,551	11	909	1	1,006	17
新加坡	9,307	1	—	—	3,149	1	—	—
其他	10,657	2	8,406	2	1,156	1	21	1
	630,832	100	460,455	100	158,658	100	6,063	100

36. 董事及僱員之酬金

本公司董事之酬金詳情如下：

	二零零六年			
	董事袍金	薪金及其他福利	退休福利計劃供款	總計
	港幣千元	港幣千元	港幣千元	港幣千元
執行董事:				
周莉莉	—	1,212	91	1,303
獨立非執行董事：				
米原慎一	120	—	—	120
胡經昌	120	—	—	120
鄺文星	120	—	—	120
	360	1,212	91	1,663

	二零零五年			
		薪金及	退休福利	
	董事袍金	其他福利	計劃供款	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
執行董事：				
周莉莉	—	1,212	8	1,220
獨立非執行董事：				
米原愼一	120	—	—	120
胡經昌	120	—	—	120
鄺文星	60	—	—	60
	300	1,212	8	1,520

除已向各獨立非執行董事支付的董事袍金外，於截至二零零六年三月三十一日止兩個年度，並無已付或應付獨立非執行董事的其他酬金。

除以上披露之董事酬金外，本公司董事周亦卿博士、馮伯坤先生、郭海生先生、周維正先生及簡嘉翰先生向本公司最終控股公司收取合共港幣20,074,000元（二零零五年：港幣16,621,000元）之酬金，作為彼等向最終控股公司及其附屬公司（包括本集團在內）提供服務。

最終控股公司所付之金額，並未在董事作為本公司及其附屬公司董事提供服務與彼等向最終控股公司及其附屬公司提供服務兩者之間作出分配。

截至二零零六年三月三十一日止年度，本集團最高薪五名人士包括一名（二零零五年：一名）董事，彼等之酬金詳情已載列如上。餘下四名最高薪人士（二零零五年：四名）之酬金為：

	二零零六年	二零零五年
	港幣千元	*港幣千元*
表現花紅	349	—
薪金及其他福利	3,804	3,197
退休福利計劃供款	158	181
	4,311	3,378

該四名最高薪人士可按金額劃分為下列組別：

	人數	
	二零零六年	二零零五年
組別		
無 — 港幣1,000,000元	2	3
港幣1,000,001元 — 港幣1,500,000元	1	1
港幣1,500,001元 — 港幣2,000,000元	1	—
	4	4

37.　商譽及商標之減值測試

誠如附註35所述，本集團於呈報分類資料時以業務作為主要分類。為進行減值測試，附註17及18所載之商譽及無使用限期商標已分別分配予現金產生單位「餐飲」。

於截至二零零六年三月三十一日止年度，本集團之管理層認為擁有商譽或商標之現金產生單位並無減值。上述現金產生單位可收回數額之計算基準及主要相關假設概列如下:

現金產生單位之可收回數額乃按使用價值計算而釐定。有關之計算使用管理層批核之四年期財務預算之現金流量預測，四年期後之現金流量以遞減增長率10%及貼現率12%推算。該等增長率乃根據相關行業增長預期所計算，且不超出相關行業之平均長期增長率。計算使用價值之另一主要假設為預算毛利率，乃按現金產生單位之過往業績及管理層對市場發展之預期而釐定。管理層相信任何此等假設之任何合理轉變，亦不會造成現金產生單位之帳面總值超出其可收回數額。

38.　資產抵押

於二零零六年三月三十一日，若干帳面總值約港幣7,605,000元(二零零五年：港幣8,163,000元)之物業作抵押，以提供給一間海外附屬公司以取得一般銀行融資。

39.　營業性租賃

本集團作為承租人

於結算日，根據於下列期間約滿租賃物業之不可撤銷營業性租約，本集團須承擔支付未來最低租金如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
於一年內	51,269	3,655
第二至五年內	63,969	83
	115,238	3,738

其他租約乃經商討，租金之訂定平均期限固定為兩至三年。

本集團若干咖啡店之營業性租約乃按該咖啡店之營業額釐定(倘有關金額骨超過C保證租金)。

本集團作為出租人

所有投資物業以經營性租約出租，為期三年，本集團並無賦予租戶續租選擇。根據不可撤銷之營業性租約，本集團於未來一年可收取之租金為港幣292,000元(二零零五年：港幣360,000元)。

40.　購股權計劃

本公司之購股權計劃(「該計劃」)根據二零零二年九月二十日通過之決議案獲股東採納，主要目的乃讓參與者有機會適量購入本公司之權益，並鼓勵參與者朝著提高本公司及其股份之價值的方向努力，從而令本公司及其股東均能受惠。該計劃將於二零一二年九月十九日屆滿。

根據該計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准其士科技計劃日期10%(「計劃授權限額」)，或於股東批准其士科技計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元，此購股權須獲本公司及其士國際之股東事先批准。

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於其士科技計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

並無根據該計劃授出購股權。

41. 退休福利

本集團為其香港及海外僱員設立多項退休福利計劃。於香港，集團現有屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月按《強制性公積金條例》設立之強制性公積金計劃(簡稱「強積金計劃」)。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之新僱員，則需參與強積金計劃。

以強積金計劃成員身份，本集團的供款額均按僱員有關入息的5%及上限為港幣1,000元計算。按公積金計劃，僱員即以底薪的5%及本集團按僱員底薪的5%至7.5%為供款額，視乎僱員年資而訂。

海外僱員之員工退休福利安排視乎不同國家而有所不同，乃根據當地法規及慣例而作出。

公積金計劃成員於離職時因年資關係不獲歸屬之結餘部份，可作為本集團扣減僱主供款之用。於本年度扣減之數目為港幣201,000元(二零零五年：港幣206,000元)。於二零零六年三月三十一日，因公積金計劃成員離職所產生且可用作扣減未來年度應付供款之沒收供款總額為港幣59,000元(二零零五年：港幣70,000元)。於二零零六年三月三十一日，記錄期間之應付供款港幣555,000元(二零零五年：港幣272,000元)已於二零零六年四月向公積金計劃付訖。

42. 有關連人士交易

按照香港會計師公會頒佈之香港會計準則第二十四號「有關連人士披露」，其士國際和其附屬公司及本公司之聯營公司等均被視為有關連人士，上述者之主要交易詳列如下：

(a) 本公司與其士(香港)有限公司(「其士香港」)，由其士國際全資擁有之全資附屬公司已重新簽訂於二零零五年三月二十八日屆滿之管理服務協議書，由其士香港於截至二零零六年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。本年度內，根據該項協議支付予其士香港之管理費為港幣4,005,000元(二零零五年：港幣2,775,000元)。該管理服務協議書於二零零六年三月二十八日屆滿並已續期一年。

(b) 於本年度內，本集團向其士國際之全資附屬公司售賣電腦及商業機器及收取維修服務收益合共港幣10,103,000元(二零零五年：港幣10,241,000元)。

(c) 於本年度內，本集團繳付按市值釐定租金約港幣4,305,000元(二零零五年：港幣3,828,000元)予由其士國際全資擁有之附屬公司，作為本集團使用其樓宇之報酬。

(d) 於本年度內，本集團繳付租金及運輸費用分別約港幣158,000元(二零零五年：港幣2,054,000元及港幣零元(二零零五年：港幣735,000元)予一間由其士國際全資擁有之附屬公司，以支付其向本集團提供服務之成本。

(e) 本集團合共預繳港幣1,366,000元(二零零五年：還款港幣1,304,000元)予一間聯營公司。於二零零六年三月三十一日到期之未償還餘額約港幣1,745,000元(二零零五年：撥備港幣1,140,000元)已作出全數撥備。

(f) 於本年度內，各董事及其他主要管理層人員已付或應付之酬金已於附註36中披露。各董事及主要行政人員之酬金乃由薪酬委員會考慮其個人表現及市場趨勢後釐定。

於二零零六年三月三十一日，由於支付上述(a)至(d)項交易所產生之費用及支出，本集團對其士國際和其附屬公司之應收款項為港幣3,083,000元(二零零五年：港幣1,477,000元)。

2. 截至二零零六年九月三十日止六個月未經審核綜合財務報表

以下是參照本集團未經審核綜合財務報表摘錄自二零零六／零七年度中期業績財務報告第1至第11頁內。

簡明綜合收益表

截至二零零六年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
		二零零六年	二零零五年
	附註	*港幣千元*	*港幣千元*
營業額	*3*	381,879	428,754
銷售成本		(259,329)	(335,019)
毛利		122,550	93,735
其他收入	*4*	4,940	7,850
銷售及分銷費用		(102,256)	(67,940)
行政支出		(3,582)	(3,011)
其他支出		(999)	(5,553)
經營溢利		20,653	25,081
所佔聯營公司業績		—	(45)
財務費用		(2,541)	(1,505)
除税前溢利	*5*	18,112	23,531
所得税支出	*6*	(2,448)	(2,281)
本公司股權持有人應佔期內溢利		15,664	21,250
股息	*7*	4,754	5,141
每股盈利	*8*	9.11港仙	12.40港仙
每股中期股息		2.5港仙	3.0港仙

簡明綜合資產負債表

於二零零六年九月三十日

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
非流動資產			
投資物業		7,175	7,120
物業、廠房及設備	9	62,784	55,895
預付租賃款項		2,103	2,192
商譽		82,392	82,392
商標		108,000	108,000
所佔聯營公司權益		435	—
可供出售投資		18,480	10,020
於損益表按公允值處理之投資		49,507	49,588
		330,876	315,207
流動資產			
存貨		78,823	66,991
應收帳款、存出按金及預付款項	10	112,503	100,164
應收最終控股公司款項		1,075	1,756
就合約工程應向客戶收取之款項		141	342
可取回税項		191	662
於損益表按公允值處理之投資		74,742	73,279
衍生財務工具		—	32
銀行結存及現金等值		102,669	72,399
		370,144	315,625
流動負債			
應付帳款、應付票據、存入按金及應付費用	11	92,652	77,045
就合約工程應向客戶支付之款項		137	264
遞延服務收入		18,391	20,420
應付股息		8,568	—
課税準備		840	942
銀行貸款		52,000	52,000
		172,588	150,671
流動資產淨值		197,556	164,954
總資產減流動負債		528,432	480,161

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
股本及儲備			
股本	12	95,078	85,678
儲備		369,814	325,422
本公司股權持有人應佔權益		464,892	411,100
少數股東權益		184	176
總權益		465,076	411,276
非流動負債			
銀行貸款		43,000	49,000
遞延稅項		20,356	19,885
		63,356	68,885
總權益及非流動負債		528,432	480,161

簡明綜合權益變動表

截至二零零六年九月三十日止六個月(未經審核)

		本公司股權持有人應佔權益								
		股本	股本溢價	資本儲備	資本贖回儲備	匯兌儲備	保留溢利	總計	少數股東權益	總計
	附註	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年四月一日		85,678	223,434	18,060	14	1,657	52,432	381,275	175	381,450
折算海外地區業務帳項而產生之匯兌差額		–	–	–	–	(543)	–	(543)	(10)	(553)
期內溢利		–	–	–	–	–	21,250	21,250	–	21,250
期內已確認收支總額		–	–	–	–	(543)	21,250	20,707	(10)	20,697
已付二零零五年末期股息		–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
於二零零五年九月三十日		85,678	223,434	18,060	14	1,114	71,969	400,269	165	400,434
於二零零六年四月一日		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
折算海外地區業務帳項而產生之匯兌差額		–	–	–	–	2,050	–	2,050	8	2,058
期內溢利		–	–	–	–	–	15,664	15,664	–	15,664
期內已確認收支總額		–	–	–	–	2,050	15,664	17,714	8	17,722
二零零六年末期股息	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
發行股本		9,400	35,246	–	–	–	–	44,646	–	44,646
於二零零六年九月三十日		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

簡明綜合現金流動表
截至二零零六年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零六年 *港幣千元*	 二零零五年 *港幣千元*
來自經營業務之現金淨額	15,445	65,693
使用於投資業務之現金淨額	(24,028)	(239,035)
來自融資業務之現金淨額	38,646	104,839
現金及現金等值之增加／(減少)	30,063	(68,503)
於期初之現金及現金等值	72,399	181,330
滙兑調整	207	(312)
於期末之現金及現金等值	102,669	112,515
現金及現金等值結存分析		
銀行結存及現金等值	102,669	112,515

附註

截至二零零六年九月三十日止六個月

1. 編製基礎及會計政策

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本編製，惟財務工具乃按適用情況以公平值計量。

除下文所述者外，簡明財務報表所採用之會計政策與本集團編製截至二零零六年三月三十一日止年度之年度財務報表所依循者一致。

於過往期間，機器、工具、傢俬、裝置、辦公設備及汽車之固定資產乃根據餘額遞減法，以購入時首次折舊20%，以後每年20%或40%折舊計算。本集團董事已檢討此等資產之可用年期並認為以直線法分五至十年進行折舊為恰當。此會計估算之變動並未對本會計期間之計入收益表之折舊構成重大影響。

於本期間，本集團首次採用會計師公會所頒佈並已生效之多項新制定香港財務報告準則、香港會計準則及詮釋(以下統稱「新財務報告準則」)。採納該等新財務報告準則對本集團於本期間過往會計期間之業績編製及呈列並無重大影響。故無需為前期數字作出調整。

本集團已考慮對集團可適用之新準則、修訂及詮釋。本集團並無提早應用下列已頒佈但未生效之新準則、修訂及詮釋。本公司董事預期應用該等新制訂準則、修訂及詮釋將不會對本集團之業績及財務狀況造成重大影響。

會計準則第1號(修訂本)	資本披露[1]
財務報告準則第7號	金融工具：披露[1]
香港(國際財務報告準則)—詮釋第8號	財務報告準則第2號之範圍[2]
香港(國際財務報告準則)—詮釋第9號	重估嵌入式衍生工具[3]
香港(國際財務報告準則)—詮釋第10號	中期財務報告及減值[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年五月一日或之後開始之年度期間生效。
[3] 於二零零六年六月一日或之後開始之年度期間生效。
[4] 於二零零六年十一月一日或之後開始之年度期間生效。

3. 分類資料

集團營業額及溢利貢獻按業務分類及營業額按地區分類分析如下：

(甲) 業務區劃

截至二零零六年九月三十日止六個月

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
營業額	259,798	115,963	6,118	381,879
業績				
分類業績	5,999	8,149	8,392	22,540
未分配公司支出				(2,543)
未分配公司收入				164
利息收入				492
經營溢利				20,653
財務費用				(2,541)
除稅前溢利				18,112
所得稅支出				(2,448)
本公司股權持有人應佔期內溢利				15,664

截至二零零五年九月三十日止六個月

	電腦及資訊通訊科技	餐飲	證券投資及其他	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	296,408	72,511	59,835	428,754
業績				
分類業績	9,145	7,798	5,302	22,245
未分配公司支出				(2,594)
未分配公司收入				4,392
利息收入				1,038
經營溢利				25,081
所佔聯營公司業績	(45)	—	—	(45)
財務費用				(1,505)
除税前溢利				23,531
所得税支出				(2,281)
本公司股權持有人應佔期內溢利				21,250

(乙) 地區區劃

	營業額	
	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
香港	331,924	387,129
泰國	37,230	33,333
其他	12,725	8,292
	381,879	428,754

4. 其他收入

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
其他收入包括：		
利息收入	492	1,038
物業租金總收入減支出	220	275
於損益表按公允值處理之投資未變現公允值之收益	3,770	—
出售待售物業溢利	—	4,392
外匯合約收益	—	1,696

5. 除稅前溢利

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
除稅前溢利已扣除下列各項目：		
售出存貨之成本	217,515	235,996
物業、廠房及設備之折舊	10,356	6,741
營業性租賃之樓宇租用支出	31,430	20,127
包括董事酬金之員工開支	61,476	52,016

6. 所得稅支出

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
支出／(抵免)包括：		
現時稅項		
香港	1,539	1,962
海外	439	399
遞延稅項	470	(80)
	2,448	2,281

香港利得稅準備乃根據估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%(二零零五年：17.5%)計算。

海外之課稅準備乃按照當地之法例及估計應課稅溢利計算。

7. 股息

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
中期股息		
每股港幣2.5仙(二零零五年：每股港幣3.0仙)	4,754	5,141

於二零零六年十二月八日，董事會宣佈派發中期股息每股普通股港幣2.5仙。中期股息並無於本簡明綜合資產負債表反映為應付股息，惟將入帳列作截至二零零七年三月三十一日止年度之保留溢利的分配。

二零零六年末期股息每股普通股港幣5仙（二零零五年：港幣1仙），合共港幣8,568,000元已於二零零六年九月二十八日舉行之股東週年大會獲批准，並已於二零零六年十月派付。該金額已入帳列作截至二零零六年九月三十日止六個月之保留溢利分派。

8. 每股盈利

每股基本盈利之計算乃根據期內溢利港幣15,664,000元（二零零五年：港幣21,250,000元）及本期間已發行之171,922,446加權平均股數（二零零五年：171,355,871）普通股計算。

由於本公司於截至二零零六年及二零零五年九月三十日止兩個期間並無潛在已發行普通股，故並無呈列每股攤薄盈利。

9. 物業、廠房及設備

截至二零零六年九月三十日止六個月，本集團購置物業、廠房及設備為港幣16,956,000元（截至二零零五年九月三十日止六個月：港幣35,547,000元），出售物業、廠房及設備帳面淨值為港幣368,000元（截至二零零五年九月三十日止六個月：港幣989,000元）。

10. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣53,920,000元（二零零六年三月三十一日：港幣56,626,000元）。

應收貨款減呆帳準備之帳齡分析如下：

	於 二零零六年 九月三十日 *港幣千元*	於 二零零六年 三月三十一日 *港幣千元*
0 — 60天	47,155	49,348
61 — 90天	2,516	2,533
逾90天	4,249	4,745
總計	53,920	56,626

本集團對各個核心業務之客戶已確立不同之信貸政策，給予貿易客戶之平均信貸期為60天。惟咖啡店餐飲銷售則主要以現金結算。

本集團應收帳款及其他帳款之帳面值與其公允值相若。

11. 應付帳款、應付票據、存入按金及應付費用

應付帳款、應付票據、存入按金及應付費用包括應付貨款及應付票據港幣35,053,000元(二零零六年三月三十一日：港幣34,416,000元)。

應付貨款及應付票據之帳齡分析如下：

	於二零零六年九月三十日 港幣千元	於二零零六年三月三十一日 港幣千元
0 — 60天	32,398	31,166
61 — 90天	690	333
逾90天	1,965	2,917
總計	35,053	34,416

本集團之應付貨款、其他應付帳款及應付票據之帳面值與其公允值相若。

12. 股本

	於二零零六年九月三十日		於二零零六年三月三十一日	
	每股面值港幣0.5元之普通股數目	票面值 港幣千元	每股面值港幣0.5元之普通股數目	票面值 港幣千元
法定股本：				
於期初及期末	240,000,000	120,000	240,000,000	120,000
已發行及繳足股本：				
於期初	171,355,871	85,678	171,355,871	85,678
發行股本	18,800,000	9,400	—	—
於期末	190,155,871	95,078	171,355,871	85,678

13. 營業性租賃

(甲) 本集團作為承租人

於二零零六年九月三十日，本集團有關樓宇不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零六年九月三十日 港幣千元	於二零零六年三月三十一日 港幣千元
一年內	61,201	51,269
第二至第五年(包括首尾兩年)	65,389	63,969
	126,590	115,238

營業性租約乃經商討，租金之訂定平均期限固定為兩至三年。

本集團若干咖啡店之營業性租約乃按該咖啡店之營業額釐定（倘有關金額高於最低保證租金）。惟以上之承諾金額只包括最低之保證租金。

(乙)　本集團作為出租人

所有投資物業均出租，為期三年，本集團並無賦予租戶續租選擇。根據不可撤銷之營業性租約，本集團於未來一年可收取之租金為港幣301,000元（二零零六年三月三十一日：港幣292,000元）。

14.　期度以後事項

本公司於二零零六年十一月二十五日與Sinochina Pacific Limited訂立協議，分兩批購入總數為100股股份之Sinochina Enterprises Limited（「SEL」）全部已發行股本。該兩批購入涉及收購49股及51股SEL股份，分佔49%及51%之全部已發行股本。總代價在任何情況下將不超過港幣2億元。代價以現金支付並將由本集團內部資源提供。

SEL從事擁有及經營位於香港之餐廳及餐飲店舖。

此事項之詳情已刊登於本公司二零零六年十二月一日之公告。

3.　管理層討論及分析

縱使電腦及資訊通訊科技業務的營業額輕微下降4.5%至港幣5.49億元，該項業務的經營溢利卻錄得12倍的增長至港幣1,840萬元。

電腦部門的表現持續良好，仍是該項業務的營業額及盈利主要來源，其盈利增長主要由於香港的手提電腦分銷業務表現強勁。該部門代理世界知名品牌「東芝」的手提電腦，捕捉本地市場對電腦設備需求殷切帶來的商機，並憑藉其銷售隊伍與代理商及供應商緊密合作，積極擴大市場佔有率。泰國業務經過業務重組及採取緊縮成本控制後，表現獲得顯著改善。商業機器部門亦於年內精簡營運架構，並縮減部份國內虧損的業務，把資源集中發展更具潛力的本地及泰國市場。

網絡技術部門的盈利亦得以改善。該部門提供綜合電訊系統及資訊科技網絡方案予多個企業客戶。年內，主要項目包括為香港半島酒店提供熱線中心電話系統的保養服務、為美國友邦保險(AIA)辦事處覆蓋8,000條內線的大型電話交換機系統及解決方案提供保養服務，以及為多個香港特區政府部門安裝及維修商業電話系統

等等。該部門在泰國的業務於二零零五年度亦有所改善，並提供綜合電訊系統、應用軟件及IP電話系統予多個企業客戶。年內，主要項目包括：為泰國擁有逾2,000個代理的最大流動電話網絡營運商AIS屬下熱線中心提供為期五年的保養服務、為擁有超過3,000名用戶的花旗銀行泰國辦事處提升大型IP電話交換機系統，以及為泰國渣打銀行提供大型IP電話交換機系統的安裝及保養服務。

本集團於二零零五年五月二十日收購的Pacific Coffee，於年內為新增的餐飲業務帶來十個月的營業額貢獻，合共港幣1.8億元，盈利為港幣1,880萬元，符合本集團的預期。該新增業務已順利融入本集團的組織架構內，而是次收購亦沒有對其管理方式及日常營運造成任何影響。年內，Pacific Coffee繼續在香港及新加坡推行擴展計劃及拓展中國內地市場，並與供應商及業務夥伴緊密合作，確保新店能為顧客提供舒適的環境及優質的產品和服務。於二零零五年五月收購前，Pacific Coffee共有44間分店。現時，Pacific Coffee共經營57間咖啡店，分別在香港經營44間、新加坡8間、上海3間及北京2間，並計劃於今年年底前擴展其業務至澳門。Pacific Coffee香港分店的樓面面積由500平方呎至4,400平方呎不等，而位於東涌及灣仔的大型新店面積分別為3,000平方呎及2,500平方呎。Pacific Coffee以提供世界級水平的咖啡、美味食品及舒適環境為目標，並大膽採用創新概念及店舖設計，如設於灣仔百福樓的咖啡店在本年四月換上全新面貌；此外亦推出新產品：新鮮製造的意大利雪糕及雪芭。為了進一步加強Pacific Coffee的形象及在市場上的領導地位，本集團計劃投入資金在資訊科技設備、市場推廣及內部管理系統上，以提升效率及顧客的歸屬感。

除了休閒飲食的零售業務外，Pacific Coffee亦售賣品牌產品予批發客戶及供應咖啡予企業客戶。鑑於Pacific Coffee成功把握在香港、中國大陸及鄰近地區增長迅速而興旺的特色咖啡業務，董事會亦計劃繼續發展休閒飲食業務，務求達致規模經濟效益及擴闊收入來源。Pacific Coffee連鎖店的數目將會繼續增加，如有合適的時機，或會考慮以收購的方式擴展業務。

由於證券及債券投資市場表現良好，本集團證券投資業務的盈利攀升325%至港幣570萬元。然而，本集團將繼續採用審慎的策略管理證券投資組合，並偏重於結構式存款及債券投資方面。本集團亦維持組合的流動性，以備有充裕的手頭現金應付營運及投資項目的不時之需。

4. 截至二零零六年三月三十一日止年度財務評述及僱員及薪酬制度

於二零零六年三月三十一日，本集團之本公司股權持有人應佔總資產淨值為港幣4.11億元(二零零五年：港幣3.78億元)，較二零零五增加港幣3,300萬元或9%。

總債務與資本比率為24.6%(二零零五年：0.03%)及淨債務與資本比率為無(二零零五年：無)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣4.11億元(二零零五年：港幣3.78億元)而得出之百分比。

於結算日期，本集團之銀行及其他借貸為港幣1.01億元(二零零五年：港幣12.1萬元)。現金及銀行結存(包括結構式存款)為港幣1.22億元(二零零五年：港幣1.81億元)，於過往兩年並無借貸淨額。

本年度之財務費用為港幣390萬元(二零零五年：港幣1,000元)。增幅原因主要為收購Pacific Coffee所增加之港幣1億元的銀行貸款。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

於二零零六年三月三十一日，本集團於全球僱用約846名全職員工。截至二零零六年三月三十一日止年度，員工總開支約為港幣1.12億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

截至二零零六年九月三十日止六個月財務評述及僱員及薪酬制度

於二零零六年九月三十日，本集團之本公司股權持有人應佔總資產淨值為港幣4.65億元(二零零六年三月三十一日：港幣4.11億元)。

於二零零六年九月三十日，總債務與資本比率為20.4 %(二零零六年三月三十一日：24.6%)及無淨債務與資本比率(二零零六年三月三十一日：無)，此乃將銀行與其他借貸及借貸淨額分別除以上述總資產淨值港幣4.65億元(二零零六年三月三十一日：港幣4.11億元)而得出之百分比。

於二零零六年九月三十日，本集團銀行及其他借貸為港幣9,500萬元(二零零六年三月三十一日：港幣1.01億元)。現金及銀行結存(包括結構式存款)為港幣1.52億元(二零零六年三月三十一日：港幣1.22億元)，及於二零零六年九月三十日無借貸淨額(二零零六年三月三十一日：無)。由於二零零六年八月配售1,880萬股新股份，本集團的現金流量得以改善。在扣除費用後本集團所得款項淨額為港幣4,460萬元，以用作其休閒餐飲業務及一般營運資金。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

於二零零六年九月三十日，本集團於全球僱用約850名全職員工。期內之員工總開支約為港幣6,100萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

5. 展望

電腦及資訊通訊科技業務受市場競爭所影響，其邊際利潤仍然不明朗。然而香港經濟增長迅速、利率維持低水平，預期在二零零七年仍會有下調空間。此外，勞動市場改善將引發消費增加，資訊科技開支期望有溫和增長。本集團將繼續為顧客尋求增值方法，提供綜合解決方案、高質素產品及服務。

至於以Pacific Coffee為主的特色餐飲業務將有一系列方案配合發展。在香港，面積較小及虧損的分店因租金上升而需遷移。在北京及上海，本集團將會於零售購物地區及旅遊熱點開設更多店舖，以提升「Pacific Coffee」品牌形象及盈利。在新加坡，最新開設位於Vivo City的分店廣受客戶歡迎並成為新的旗艦店。Pacific Coffee的管理層將透過當地人才致力成立強大的跨地區隊伍，以確保長遠增長。

結合Igor's以嶄新概念經營的餐飲業務及Pacific Coffee擁有的強大零售網絡及品牌優勢，本集團已準備就緒，把握於香港、中國及亞洲其他地區增長中的休閒餐飲市場的商機。

6. 營運資金

董事認為，經考慮本集團之內部資源、現有可動用銀行信貸及出售所得款項後，本集團具備充裕營運資金應付現時需求，即自本通函刊發日期起計最少十二個月之需求。

7. 債項聲明

貸款

於二零零七年一月三十一日(即本債項聲明之最後實際可行日期)營業時間結束時，本集團共有未償還無抵押銀行貸款約港幣126,600,000元。

免責聲明

除上文所述者及本集團內部間之負債外，於二零零七年一月三十一日營業時間結束時，本集團並無任何已發行及未償還或已同意發行之借貸資本、銀行透支、抵押或債券、按揭、貸款，或其他相類似債項或任何融資租賃承擔、租購承擔、承兑負債(一般貿易票據除外)、承兑信貸或任何擔保或其他重大或然負債。

董事確認，自二零零七年一月三十一日以來，本集團之債項及或然負債並無任何重大變動。

8. 重大變動

於最後實際可行日期，據董事所知，自二零零六年三月三十一日(即本公司最近期公佈之經審核財務報表之結算日期)以來，本集團之財政或經營狀況並無任何重大逆轉。

1. 緒言

於二零零六年十二月一日本公司刊發的公佈及於二零零七年二月七日本公司的通函，就有關本公司簽訂協議，分兩批購買SEL合共100股股份， 相當於SEL全部已發行股本，其總代價不超過港幣200,000,000元。第一批涉及購買SEL之49股股份(「第一批」)及 第二批涉及購買SEL之51股股份(「第二批」)。

SEL集團(商號亦稱為「Igor's」)現時經營20間店鋪，包括(其中包括)位於香港多個飲食旺區及娛樂消費旺區經營「Wildfire」、「The Boathouse」、「Stormies Crabshack」、「Café de Paris」、「Stormies」、「The Cavern」、「Swindlers」及「Typhoon」。

第一批的收購已於二零零七年一月三十一日完成，購買價約為港幣42,800,000元(可予調整)已繳付。第二批的收購完成將於公佈SEL集團截至二零零八年十二月三十一日止年度之經審核賬目後21日內(或訂約方可能協定之其他日期)發生。

根據香港財務報告準則， 於第一批的收購完成後及第二批的收購完成前， SEL集團將以權益法為本公司之聯營公司列賬。於第二批的收購完成後， SEL集團將成為本公司之全資附屬公司， 其業績將併入本集團內。

2. 財務概要

SEL集團以往三年及截至二零零六年十一月三十日止十一個月之經審核財務報表已載於二零零七年二月七日本公司通函內。以下是刊載於二零零七年二月七日本公司通函內之經審核財務資料概要，以提供股東之資料：

業績

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
營業額	45,742	81,424	105,804	95,591	107,041
銷售成本	(9,373)	(15,348)	(20,210)	(18,209)	(21,176)
毛利	36,369	66,076	85,594	77,382	85,865
其他收入及收益	4,794	1,925	3,622	1,431	7,006
行政及其他經營支出	(38,422)	(64,251)	(79,949)	(73,169)	(85,862)
財務費用	(67)	(238)	(140)	(99)	(231)
應佔聯營公司業績	—	—	292	354	806
除稅前溢利	2,674	3,512	9,419	5,899	7,584
稅項支出	(721)	(1,160)	(1,084)	(907)	(999)
股東應佔溢利	1,953	2,352	8,335	4,992	6,585
股息	—	—	7,200	—	—

資產及負債

	於十二月三十一日			於二零零六年十一月三十日
	二零零三年	二零零四年	二零零五年	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
非流動資產	13,816	17,870	21,594	25,112
流動資產	7,312	12,418	17,539	25,005
總資產	21,128	30,288	39,133	50,117
流動負債	18,490	19,681	18,770	28,373
非流動負債	974	280	139	2,135
總負債	19,464	19,961	18,909	30,508
淨資產	1,664	10,327	20,224	19,609

以下是獨立合資格物業估值師萊坊測計師行有限公司估值而編制的估值概要及估值報告函件全文，以供載入本通函。

1.　香港之物業估值


Knight
Frank
萊
坊

萊坊測計師行有限公司
香港灣仔
港灣道6 - 8 號
瑞安中心4 字樓
電話：2840 1177
傳真：2840 0600

敬啟者：

吾等已根據　閣下的指示，就其士科技控股有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)持有的物業權益進行估值。吾等確認，吾等已審閱、作出相關查詢及調查，並取得吾等認為必要的其他有關資料，以就上述物業權益於二零零七年一月三十一日的市值，向　閣下提供意見。

吾等認為，各項物業權益的估值為其市值，吾等將市值定義為「就物業經過適當推銷後，自願買方與自願賣方於估值日將物業以公平交易易手的估計金額，而雙方各自均在知情、審慎及自願的情況下進行交易」。

此估算價值尤其不會考慮因如特殊融資、售後租回安排、由任何與該銷售有關人士所授予的特殊代價或優惠，或任何特殊價值因素等特殊條款或情況而有所增減的估價。評估物業的市場價值時並無考慮買賣成本，亦無扣減任何有關稅項。

吾等就物業估值時已參考相近市場成交。物業由貴集團佔用及吾等作出估值時假設物業銷售時已空置。

吾等在頗大程度上依賴　貴公司提供的資料，並已接納貴集團就法定通告、地役權、物業識別、年期、佔用詳情及樓面面積有關事宜及所有其他相關事宜給予吾等的資料。吾等已就物業向土地註冊處查冊。然而，吾等並無查閱文件正本以核實有關業權，亦無查核是否有任何未載於吾等所獲提供副本的修訂。吾等並無理由懷疑　貴集團向吾等提供的資料是否真實及準確，而該等資料對估值而言十分重要。　貴集團亦向吾等表示，所提供的資料中並無遺漏任何重大事實。吾等認為，吾等已獲提供足夠的資料，以達致知情的意見。所有文件及租約僅供參考，而所有尺寸、測量及面積均為概約值。

吾等已視察所估值物業的外貌。於吾等視察的過程中，吾等並無發現任何嚴重損壞。然而，吾等並無進行結構測量，故未能呈報該等物業是否確無腐朽、蟲蛀或任何其他損壞。吾等亦無測試任何物業設施。

吾等並無於估值中為該等物業欠負的任何抵押、按揭或款項或出售時可能產生的任何開支或稅項而提撥準備。除另有說明外，吾等假設該等物業均無附帶可影響其價值的任何繁重產權負擔、限制及支出。

吾等編製估值報告時，已符合香港測量師學會出版的香港測量師學會物業估值準則(二零零五年第一版)及香港聯合交易所有限公司證券上市規則第五章有關條文所載的全部規定。

隨函附奉吾等的估值概要及估值報告。

此致

香港
九龍
九龍灣
宏開道8號
其士商業中心22樓
列位董事　台照

代表
萊坊測計師行有限公司
行政董事
吳紹林
MHKIS MRICS RPS(GP)
謹啟

二零零七年三月二十二日

*附註：*吳紹林先生是香港測量師學會及英國皇家特許測量師學會會員，於香港及中國物業估值方面擁有豐富經驗。

估值報告

物業	概述	佔用詳情	於二零零七年一月三十一日現況下的市值
香港灣仔駱克道88號23樓 內地段4015號，4016號及4017號，11份之343份	該物業為一幢於1990年落成之24層(包括地庫)高商業大廈位於23樓全層。該大廈名為洛克道88號。 物業面積約為2,010平方呎。 該物業按政府地租持有。 起租期由1929年5月2日計99年，可續租99年。 該等地段之官批地稅每年合共34元。	該物業現時由集團佔用為服務中心。	港幣6,000,000元

附註：

(1) 該物業由　貴集團全資擁有附屬公司勵發有限公司登記擁有。

(2) 該物業位於日期為二零零六年十月二十七日的灣仔分區計劃大綱圖則編號S/A5/24的「商業／住宅」用途地區內。

以下所載為戴德梁行估值意見函件全文及估值證書，以供轉載於本通函。

2. 中華人民共和國之物業估值


DTZ Debenham Tie Leung
International Property Advisers
戴德梁行

香港
中環
康樂廣場1號
怡和大廈10樓

敬啟者：

有關：估值組合

估值指示、目的及日期

吾等遵照 閣下指示，對其士科技控股有限公司(「貴公司」)、及或附屬公司(統稱為「貴集團」)」)擁有權益之該物業進行估值，吾等確認曾進行實地視察、作出有關查詢及查冊，並取得吾等認為必要之其他資料，藉以向 閣下呈述吾等對該物業於二零零七年一月三十一日之市值意見。

市值之定義

吾等對該物業權益之估值代表其市值，而所謂「市值」，根據香港測量師學會發出之物業估值準則所下定義，乃指「自願買家與自願賣家在進行適當推銷後於估值日期達成物業交易所換取之估計金額，而雙方是在知情、審慎及並無強迫之情況下按公平原則進行交易」。

估值基準及假設

吾等之估值並不包括因特別條款或情況(如非典型融資、售後租回安排、由任何與銷售有關之人士授出之特別報酬或優惠或任何特別價值因素)所引致之估計價格上升或下跌。

吾等在對位於中國之該物業進行估值時，乃假設與該物業有關之特定年期之可轉讓土地使用權已按象徵式土地使用年費出讓，已全數支付任何補價。

吾等亦假設該物業之受讓人或使用者可於整段獲授之未屆滿期限內在不受干擾之情況下使用或轉讓該物業。就該物業之業權及 貴集團於該物業所佔權益而言，吾等信賴 貴集團所提供之意見。

吾等之估值並無考慮該物業之任何抵押，按揭或欠款，以及出售成交時可能產生之任何開支或稅項。除另有說明外，吾等假設該物業並無附帶足以影響其價值之繁重產權負擔、限制及支出。

在對物業權益進行估值時，吾等已遵守香港聯合交易所有限公司證券上市規則第五章及應用指引第十二項，以及香港測量師學會發出之物業估值準則(二零零五年第一版)所載之規定。

估值方法

在總結物業市值之意見時，吾等乃採用值接比較法，參考市場上可資比較之銷售憑證。在適當情況下亦會以租金收入撥充資本之方式對租賃部份進行估值，並已考慮復歸租金收入之潛力。

資料來源

吾等在頗大程度上信賴 貴集團及其有關國法律之法律顧問方達律師事務所就中國物業權益之業權所提供之意見。吾等接納就法定通告、地役權、年期、佔用詳情、物業辨識、租金、樓宇落成日期、 貴集團應佔該物業之權益，地盤與樓面面積及其他相關事項所獲提供之意見。

估值證書所載之尺寸、量度及面積乃以交予吾等之文件所載資料為依據，故僅為約數。吾等無理由懷疑　貴集團向吾等提供對估值影響重大之資料之真實性及準確性。吾等亦獲　貴集團告知，所提供之資料並無遺漏任何重大事實。

業權調查

吾等獲提供有關中國物業之業權文件。然而，吾等並未查證該等文件之正文，以確定所有權或核實任何並未載於交予吾等之文件副本內之條訂。

地盤視察

吾等曾視察該物業之外部，在可能情況下亦曾視察物業內部。然而，吾等並無進行結構測量，惟有視察過程中，吾等並無發現任何嚴重損壞。然而，吾等無法呈報該物業是否確無腐朽、蟲蛀或任何其他結構性損壞，亦無對任何服務設施進行測試。吾等並無進行詳盡之實地量度，以核實該物業之地盤及樓面面積。吾等假設交予吾等之文件副本所示之地盤及樓面面積均屬準確。

幣值

除另有說明外，本估值所載金額均以中國法定貨幣人民幣為單位。

茲隨函附奉吾等的估值概要及估值證書

此致

香港
九龍
九龍灣
宏開道8號
其士商業中心22樓

列位股東　台照

代表
戴德梁行有限公司
董事
黃儉邦
中國房地產估值師
註冊專業測量師
(產業測量組)
M.R.I.C.S., M.H.K.I.S.
謹啟

二零零七年三月三十一日

附註：　黃儉邦先生為註冊專業測量師，具有逾20年香港及中國物業估值之經驗。

估值摘要

	物業	於二零零七年一月三十一日之現況下資本值	集團應佔權益	於二零零七年一月三十一日之現況下資本值集團應佔權益
		人民幣		*人民幣*
	組別I－集團於中華人民共和國持有及佔用之物業權益			
1.	中國上海 徐匯區 柳州路 上海金麗廣場 十八樓B及F室	1,700,000	100%	1,700,000
			小計：	**1,700,000**
	組別II－集團於中華人民共和國持作投資之物業權益			
2.	中國廣東省 廣州東山區 先烈中路69號 東山廣場 十八樓四室	1,950,000	100%	1,950,000
3.	中國廣東省 廣州東山區 先烈中路69號 東山廣場 十八樓五至七室	5,860,000	100%	5,860,000
			小計：	**7,810,000**
			總計：	**9,510,000**

估值證書

組別I－集團於中華人民共和國持有及佔用之物業權益

	物業	概述及年期	佔用詳情	於二零零七年一月三十一日之現況下資本值
1.	中國上海 徐匯區 柳州路 上海金麗廣場 十八樓 B及F室	該物業包括位於一幢樓高24層之18樓二個住宅單位，於一九九七年落成。 該物業總建築樓面面積169.48平方米（1,824平方呎）。 該物業的土地使用權為住宅用途，年期由一九九七年四月二十八日至二零六三年八月十五日。	該物業由業主自用。	人民幣1,700,000

附註：

(1) 根據上海市房屋土地管理局於一九九七年十二月十九日發出之二份房地產證明書，勵發有限公司，乃 貴公司之全資擁有附屬公司，擁有該物業總建築樓面面積169.48平方米之土地使用權為住宅用途及建築物擁有權。年期由一九九七年四月二十八日至二零六三年八月五日，詳情如下：

單位編號	證明書編號	總樓面面積（平方米）
18B	(1997)006126	84.74
18F	(1997)006127	84.74
	總數：	169.48

(2) 吾等已檢閱該物業之房地產證明書及物業買賣之付款收據及按以下之基準製定吾等之估值：

(i) 根據發出之房地產證明書第(1997) 006126及(1997) 006127，勵發有限公司擁有該物業的土地使用權為住宅用途，年期由一九九七年四月一日至二零六三年八月十五日；

(ii) 勵發有限公司已正當地清還該物業買賣所同意的款項；及

(iii) 勵發有限公司有權租賃、轉讓、抵押及出售該物業之土地使用權及建築物之擁有權。

估值證書

組別II－集團於中華人民共和國持作投資之物業權益

	物業	概述及年期	佔用詳情	於二零零七年一月三十一日之現況下資本值
2.	中國廣東省廣州東山區先烈中路69號東山廣場十八樓四室	該物業包括位於一幢樓高27層之18樓一個商用單位，由四幢大廈組成之商業大樓，於一九九六年落成。 該物業總建築樓面面積168.66平方米(1,815平方呎)。 該物業的土地使用權為辦公室用途，年期為五十年，由一九九五年一月二十四日起計。	該物業已出租，租期由二零零六年三月一日至二零零九年二月二十八日，月租為人民幣12,649.50元，不包括管理費及水電費。	人民幣1,950,000

附註：

(1) 根據廣州市國土資源和房屋管理局於二零零二年十二月四日發出之房地產證明書第C1423353號，廣州其士科技工程有限公司，乃 貴公司之全資擁有附屬公司，擁有該物業總建築樓面面積168.62平方米之土地使用權為辦公室用途及建築物擁有權。年期為五十年，由一九九五年一月二十四日起計。

(2) 吾等已檢閱該物業之房地產證明書及物業買賣之付款收據及按以下之基準製定吾等之估值：

(i) 根據發出之房地產證明書第C1423353號，廣州其士科技工程有限公司擁有該物業的土地使用權為辦公室用途，年期為五十年，由一九九五年一月二十四日起計；

(ii) 廣州其士科技工程有限公司已正當地清還該物業所同意的款項；及

(iii) 廣州其士科技工程有限公司有權租賃、轉讓、抵押及出售該物業之地使用權，及建築物之擁有權。

估值證書

	物業	概述及年期	佔用詳情	於二零零七年一月三十一日之現況下資本值
3.	中國廣東省廣州東山區先烈中路69號東山廣場十八樓五至七室	該物業包括位於一幢樓高27層之18樓三個商用單位，由四幢大廈組成之商業大樓，於一九九六年落成。 該物業總建築樓面面積507平方米(5,457平方呎)。 該物業的土地使用權為辦公室用途，年期為五十年，由一九九五年一月二十四日起計。	該物業已出租、租期由二零零六年三月一日至二零零九年二月二十八日，月租為人民幣38,025元不包括管理費及水電費。	人民幣5,860,000

附註：

(1) 根據廣州市國土局房管局於一九九九年四月十六日發出之三份房地產證明書，勵發有限公司，乃 貴公司之全資擁有附屬公司，擁有該物業總建築樓面面積507平方米之土地使用權及建築物擁有權。年期為五十年，由一九九五年一月二十四日起計。詳情如下：

單位編號	證明書編號	總樓面面積(平方米)
1805	0466796	171.59
1806	0466795	163.82
1807	0466794	171.59
	總數：	507.00

(2) 吾等已檢閱該物業之房地產證明書及物業買賣之付款收據及按以下之基準製定吾等之估值：

(i) 根據三份發出之房地產證明書第0466794，0466795及0466796，勵發有限公司擁有該物業的土地使用權為辦公室用途，年期為五十年，由一九九五年一月二十四日起計；

(ii) 勵發有限公司已正當地清還該物業買賣所同意的款項；及

(iii) 勵發有限公司有權租賃，轉讓，抵押及出售該物業之工地使用權，及建築物之擁有權。

3. 泰國物業之估值

Sallmanns (Far East) Limited
177/1 Bangkok Union Insurance Bldg.,
20th Floor, Unit 2, Surawongse Rd.,
Surlyawongse, Bangrak, Bangkok 10500, Thailand
Tel: (662) 634 8500 Fax: (662) 634 8511
e-mail: bangkok@sallmannsthailand.com



Sallmanns Group
International Property Consultants & Valuers
www.sallmannsthailand.com

敬啟者：

關於泰國曼谷物業之估值

茲遵照閣下指示，對其士科技控股有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)於泰國曼谷持有之物業權益進行估值，吾等確認曾進行視察及作出有關查詢與調查，並已取得吾等認為必要之其他資料，以便向閣下提供吾等對該等物業權益於二零零七年一月三十一日(「估值日」)市值及／或於物業承租權益價值之意見。

吾等對名為「其士大廈」之寫字樓物業及公寓單位(位於Saranjai Mansion)之估值乃反映市值，而吾等對此之定義乃指「物業於估值日經適當推銷後，由自願買方及自願賣方公平磋商，在知情及自願之情況下審慎交易而可取得之估計金額」。

吾等對零售店鋪單位(即Silom Centre及Fortune Town物業權益)之估值乃反映承租權益或承租值，而吾等對此之定義乃指*「由於一項租賃之條款而非地產擁有權之相關權益而產生之擁有權權益。承租權益乃受限於個別租賃安排之條款、於明確時間內屆滿，並可能可以分拆或分租予其他人士」*。

吾等大致上採用與現行市場直接比較法為該等物業進行估值。

編製此估值時採用之主要假設及作出本意見時之限制條件乃詳述於本函件。使用此評估之條件為估值證書之收件人接受此等聲明，而吾等之評估乃基於其士科技控股有限公司所提共之估計、假設及其他資料、與業內聯繫之討論、吾等對泰國物業界之市場研究及認識。

1. 估值乃取決於就物業所獲提供之所有意見及資料均屬真實及正確。

2. 估值師保留權利，倘相反於所獲提供之證據獲揭露時，審核及(如需要)修訂估值。

3. 估值方法大致遵從皇家特許測量師學會及國際估值準則委員會制定之準則(惟當地準則或慣例不同者除外)及泰國估值準則，並符合香港聯合交易所有限公司證券上市規則第5章所載之規定。

然而，地產價值不時因應市況轉變而有所不同，因此應注意此估值乃基於估值日期存在之事實及證據而作出，且並不保證此價值將維持至日後，故建議估值應獲定期檢討。

吾等之報告乃基於對目前及可能之日後狀況作出評估。吾等強調，日後市況之估計屬不確定，最多僅應作可能性之指示性評估，而非絕對必然。作出未來預測涉及有關多個變數之假設，而該等假設對狀況之轉變非常敏感。銷售價、售出、銷售率、佔用、收益及支出或會由於不可預見之事項而有異於吾等之預測；而有關差異或會屬重大。因此，讀者於倚賴吾等之估值時必須信納該等日後估計背後之理據。

對物業權益估值時，吾等已遵從香港聯合交易所有限公司證券上市規則第5章、皇家特許測量師學會頒佈之皇家特許測量師學會評值及估值準則(2003年5月第五版)及香港測量師學會頒佈之香港測量師學會物業估值準則(2005年1月第一版)所載之一切規定。

吾等聲明，本報告乃屬機密並擬僅供其致予之人士使用而不得作其所指定之明確用途以外之用途。吾等對因此報告用作其所編製以外之用途而引致之任何損失概不負責，亦不會就此報告之全部或部分內容對任何第三者負上任何責任。

此報告並無假設檢查日期與估值日期之間出現重大市場轉變而可對該物業之價值構成負面或正面影響。

於市值被評估時，市值乃反映全面合約價值而並無計及轉讓、銷售或使用該物業涉及之任何成本及／或稅項支出。

吾等假設其士科技控股有限公司及／或其顧問所提供之指示及其後資料乃包含所有相關資料之全面及真實披露。因此，吾等獲提供並載於此報告之資料、估計及意見乃取得自被認為可靠並相信為真實及正確之來源。倘此被證明並非如此，則Sallmanns (Far East) Limited不能接受任何責任。

此報告所示之價值及任何價值分配乃純粹用作指引用途並列載該等數列以支持吾等對價值之意見。由於評估價值可能被證明為不正確，故不應連同任何其他評估使用。

除另有說明外，吾等假設該等物業概無涉及任何或所有現存或其他可影響價值之抵押、留置權及繁重負擔。吾等概不會對法律性質之事宜負責，亦不就假設為良好及可買賣之物業權提出任何意見。吾等並不知悉任何對該物業構成影響之地役權、役權或通行權，而吾等之估值假設除此報告所載述者外並不存在。

地產市場被假設為將維持現行市場資料及一般理解之可能趨勢所可能預視。吾等之估值並無假設經濟有重大不利影響因而可能對物業市場及地產業構成負面影響（例如嚴重資金撤離或政治動盪）。

獲採用之所有文件僅用作參考。所有尺寸、量度及面積均基於提供予吾等之文件所載或指示方所告知或由估值師所量度，並因此僅為約數。

儘管吾等已進行審慎樓宇外部視察，吾等告知，吾等並無完成詳細結構性視察、工程測試、測試任何設施或檢查樓宇之不外露或不能觸及部分，並因此無法就此等樓宇是否確無缺失、危險物料及改建、腐朽或蟲蛀。吾等已檢視樓宇之維修狀況，已假設除此報告另有說明者外，有關改善經考慮年期後乃屬結構良好。

吾等告知，吾等並無進行詳盡實地測量，而吾等已因此估值之用途需要假設所有結構性維修乃於業權／物業範圍內豎立。

除另有指明外，本報告所載全部金額均以港元為單位。吾等估值所採納之匯率為估值日當日之概約匯率約4.6127泰銖=1港元。

吾等之估值概述於下文，並隨附估值證書。

此致

香港九龍
九龍灣宏開道8號
其士商業中心22樓
其士科技控股有限公司
列位董事 台照

代表
Sallmanns (Far East) Limited
董事總經理
Andrew Langdon
AAPI MRICS
謹啟

二零零七年四月四日

附註： Andrew Langdon先生為特許專業測量師，擁有10年泰國物業估值經驗，並累積16年澳洲及東南亞物業估值經驗。

估值報告

物業一	概述	佔用詳情	於二零零七年一月三十一日之現況下租用權益
位於曼谷「No. 540 corner of Bamrungmuang Road and Yukol Road, Debsirin Subdistrict, Pom Prab Sattupai Distict」名為「其士大廈」	該物業包括一幢高八層的商業大廈，有二十五年樓齡，情況良好。 商業樓宇總可出租面積約為1,456平方米。	該物業現時以商業用途佔用。物業為業主自用。	泰銖 41,000,000 港幣8,888,500元

附註：

1. 根據房產証；

編號	房產証編號（新）	地段編號（舊）	查冊編號	Rai	Ngan	Area Sq. wah
1.	6818	324 (339)	1829	0	0	14
2.	6819	323 (340)	1830	0	0	14
3.	6820	322 (341)	1831	0	0	27
4.	15145	321 (1357)	5605	0	0	10
			Total	0	0	65

Cadastral No.	:	5036 III 6220-16
分區區域	:	Debsirin (Pom Prap Sattrupai)
區域	:	Pom Prap Sattrupai (Sam Peang)
省份	:	曼谷
年期	:	永久業權
登記業主	:	Sup Aswin Limited，本集團的附屬公司
產權負擔	:	向Bank of Asia Public Co., Ltd.作按押（其後更名為UOB (Thai) Plc)

2. 於二零零七年一月三十一日的兑換率每港幣1元為泰銖4.6127。

3. 估值日期 — 二零零七年一月三十一日

4. 估值方式 — 直接比較

估值報告

物業二	概述	佔用詳情	於二零零七年一月三十一日之現況下租用權為
位於曼谷「Condominium Unit, Room No. 17/353, 17th Fl., at Saranjai Mansion 1, Soi Sukhumvit 4 (NaNa-Tai), Sukhumvit Road, Klongton Subdistrict, Klongtoey District」。	該物業包括位於17/353號十七樓「Saranjai Mansion 1」樓面面積約為83.29平方米。樓齡約為14年，情況良好。設備為電力供應、食水供應、停車場、升降機、樓梯、二十四小時保安及電話系統。該區域為高密度住宅。該樓宇為「Soi Sukhumvit 4 (Nana-Tai) and Soi Sukhumvit 6區」。	該物業現時以住宅用途。物業為業主自用。	泰銖 2,800,000 港幣607,000元

附註：

5. 根據房產証；

樓宇名稱	樓宇編號	屋契號	樓層	樓宇面積（平方米）	業權份數
Saranjai Mansion	1	17/535	17	83.29	22.7/10,000

分區區域	:	Klongton (Bangkapi Fang Tai)
區域	:	Phrakhanong (Bangkapi)
省份	:	曼谷
年期	:	永久業權
登記業主	:	Sup Aswin Limited，本集團的附屬公司
產權負擔	:	無

6. 於二零零七年一月三十一日的兌換率每港幣1元為泰銖4.6127。

7. 估值日期 — 二零零七年一月三十一日

8. 估值方式 — 直接比較

估值報告

物業三	概述	佔用詳情	於二零零七年一月三十一日之現況下租用權為
位於曼谷租用零售店舖「unit 303 Silom Complex shopping mall 3rd floor Silom Road, Bangrak District」。	該物業包括一個不規則形狀的租用零售店舖。 總租用淨面積約為71平方米。 該物業於一九九五年十二月十八日獲批出，於二零一一年十一月三十日止為期16年及2個月租用期結束。該物業為商業區。	該物業現由Sup Aswin Limited佔用為零售用途。該物業為業主自用。	泰銖 2,200,000 港幣476,900元

附註：

9. Pursuant to a lease contract;

出租人	:	Silom Complex and Service Co., Ltd.
承租人	:	Sup Aswin Limited，本集團附屬公司
租用年期	:	16年及2個月
開始日期	:	一九九五年十二月十八日
結束日期	:	二零一一年十一月三十日
產權負擔	:	無

10. 於二零零七年一月三十一日的兌換率每港幣1元為泰銖4.6127。

11. 估值日期 — 二零零七年一月三十一日

12. 估值方式 — 直接比較

估值報告

物業四	概述	佔用詳情	於二零零七年一月三十一日之現況下租用權為
位於曼谷租用零售店舖「unit 40-41 Fortune Town shopping mall 2nd floor Ratchadapisek Road, Dindang District」。	該物業包括一個不規則形狀的租用零售店舖。 總租用淨面積約為53.98平方米。 該物業於一九九五年五月一日獲批出，於二零一一年八月三十一日止為期16年及4個月租用期結束。 區域為高密度住宅。	該物業現由Sup Aswin Limited佔用為零售用途。該物業為業主自用。	泰銖 1,600,000 港幣346,900

附註：

13. Pursuant to a lease contract;

出租人	:	Univest Land PCL.
承租人	:	Sup Aswin Limited，本集團附屬公司
租用年期	:	16年及4個月
開始日期	:	一九九五年五月一日
結束日期	:	二零一一年八月三十一日
產權負擔	:	無

14. 於二零零七年一月三十一日的兌換率每港幣1元為泰銖4.6127。

15. 估值日期 — 二零零七年一月三十一日

16. 估值方式 — 直接比較

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益 — 股份(好倉)

董事名稱	身份	股份數目 個人權益	公司權益	總數	權益概約 百分比 (%)
周博士	實益擁有人及受控制公司之權益	6,815,854	107,822,933*	114,638,787	60.29
郭海生	實益擁有人	2,400,000	—	2,400,000	1.26
簡嘉翰	實益擁有人	451,200	—	451,200	0.24
米原慎一	實益擁有人	600	—	600	0.00032

* *周博士實益持有其士國際150,356,359股股份，佔其士國際已發行股份約53.97%。根據證券及期貨條例，周博士被視為擁有其士國際持有之股份107,822,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益 — 股份(好倉)

董事名稱	相聯公司	身份	普通股股份數目 個人權益	總數	權益概約 百分比 (%)
周博士	其士國際	實益擁有人	150,356,359	150,356,359	53.97
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.001

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii. 主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股份數量(好倉)	權益概約 百分比 (%)
周博士	實益擁有人	114,638,787 *(附註1及3)*	60.29
宮川美智子	實益擁有人	114,638,787 *(附註2及3)*	60.29
其士國際	實益擁有人	107,822,933 *(附註3)*	56.70
其士(香港)有限公司	實益擁有人	13,471,200 *(附註3)*	7.08
Firstland Company Limited	實益擁有人	13,471,200 *(附註3)*	7.08

主要股東	身份	持股份數量(好倉)		權益概約百分比 (%)
陳慧慧	實益擁有人	18,800,000	*(附註4)*	9.89
Crosby Investment Holdings Inc.	受控制公司之權益	18,800,000	*(附註4)*	9.89
南豐資源有限公司	受控制公司之權益	18,800,000	*(附註4)*	9.89
俊孚投資有限公司	實益擁有人	18,800,000	*(附註4)*	9.89

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的107,822,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批114,638,787股股份之權益，

3. 該等股份透過被視為受控制公司之權益的Firstland Company Limited(於香港註冊成立之有限公司)持有。Firstland Company Limited為其士(香港)有限公司(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士(香港)有限公司亦為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士(香港)有限公司、其士國際、周博士及其配偶被視為間接擁有Firstland Company Limited所持有13,471,200股股份之權益。

4. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc. 100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於經擴大後集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

4. 董事其他權益

於最後實際可行日期：

(i) 自二零零六年三月三十一日(本集團最近期已付印經審核財務報表之編算日期)以來，概無董事直接或間接擁有或曾經擁有本集團任何成員公司已收購、出售或租賃，或擬收購、出售或租賃的任何資產中的權益；及

(ii) 於本通函刊發日期，本集團任何成員公司概無訂立與董事擁有重大權益且與本集團業務有重大關連的合約或安排。

5. 重大合約

以下合約為本集團成員公司於本通函刊發日期前兩年內所訂立之重大或可能屬於重大之合約：

(a) 於二零零五年四月六日訂立就有關收購Pacific Coffee的股份購買協議；

(b) 於二零零五年五月二十日訂立就有關收購Pacific Coffee的託管協議；

(c) 於二零零六年十一月二十五日訂立就有關收購SEL全部已發行股份的股份購買協議；

(d) 於二零零七年一月三十一日訂立就有關收購SEL全部已發行股份的託管協議；

(e) 於二零零七年一月三十一日訂立就有關收購SEL全部已發行股份的股東協議；及

(f) 協議。

6. 董事之服務合約

於最後實際可行日期，董事概無與本公司或其任何附屬公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

7. 訴訟

於最後實際可行日期，本集團成員公司並無牽涉任何重大訴訟或仲裁，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

8. 專家及同意書

以下為名列本通函作出意見或建議之專業人士之資格：

名稱	資格
英高	根據證券及期貨條例註冊的持牌公司，可進行第一類(證券買賣)、第四類(證券建議)；第六類(公司財務建議)及第九類(資產管理)的受規管活動
戴德梁行有限公司(「DTZ」)	專業測量師
萊坊測計師行有限公司(「萊坊」)	專業測量師
Sallmanns (Far East) Limited (「Sallmanns」)	專業測量師

以上每位專業人士已就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，以上每位專業人士並無擁有本集團任何股權或任何可認購或提名他人認購本集團證券的權利(無論可依法執行與否)，亦自二零零六年三月三十一日(即編製本集團最近期刊發之經審核綜合財務報表日期)以來，於本集團所購入、出售或租賃或擬購入、出售或租賃之任何資產概無擁有或曾經擁有任何直接及間接權益。

9. 備查文件

以下文件由本通函刊發日期起直至及包括二零零七年五月二日辦公時間內，在香港九龍九龍灣宏開道八號其士商業中心二十二樓可供查閱：

— 本公司組織章程大綱及細則；

- 載列於本通函附錄一內的本公司截至二零零六年三月三十一日止兩個財務年度已刊發經審核綜合財務報表；

- 載列於本通函附錄一內的本公司截至二零零六年九月三十日止六個月已刊發未經審核簡明綜合財務報表；

- 載列於本通函第17頁內獨立董事委員會函件；

- 載列於本通函第18至26頁內英高之函件；

- 載列於本通函附錄三內分別為DTZ，萊坊及Sallmanns之估值報告；

- 本附錄「專家及同意書」一段所指DTZ，萊坊及Sallmanns之同意書；

- 本公司於二零零七年二月七日就有關收購SEL全部已發行股份的通函；及

- 本附錄一段「重大合約」所述的重大合約。

10. 一般事項

(a) 本公司之合資格會計師及公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(c) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(d) 本通函中英文版本如出現歧異，概以英文本為準。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

茲通告其士科技控股有限公司(「本公司」)謹訂於二零零七年五月二日(星期三)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，以考慮並酌情通過下列決議案：

普通決議案

「**動議**：

批准根據於二零零七年三月十二日由本公司與其士國際集團有限公司(「其士國際」)訂立的協議(「協議」)，就有關由本公司出售資訊科技業務予其士國際(詳情載列於二零零七年四月四日本公司刊發的通函內，其副本已由股東特別大會主席簽署以資識別)及授權本公司董事作出及簽署有關完成協議項下擬進行的交易的恰當及合適的所有事宜及文件。」

特別決議案

「**動議**：

有待百慕達公司註冊處批准新名稱的註冊，本公司之名稱由「Chevalier iTech Holdings Limited」更改為「Chevalier Pacific Holdings Limited」，並採納「其士泛亞控股有限公司」為其新中文名稱，以作識別用途及授權本公司董事作出及簽署有關促使更改本公司名稱生效的恰當及合適的所有事宜及文件。」

承董事會命
其士科技控股有限公司
公司秘書
簡嘉翰

香港，二零零七年四月四日

* *僅供識別*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可於隨附適用於大會的代表委任表格委派一名代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東特別大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

(3) 填妥及交還代表委任表格後，本公司之股東仍可親自出席大會(或其任何續會)，並於會上投票，則其代表委任表格將被視為已予撤銷。

(4) 如屬股份之聯名登記持有人，惟倘有一位以上聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就有關股份排名首位之持有人，方有權就該等股份投票。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

FORM OF PROXY
FOR SPECIAL GENERAL MEETING

I/We[1] ____________________

of ____________________

being the registered holder(s) of[2] ____________ shares of HK$0.50 each in the share capital of CHEVALIER iTECH HOLDINGS LIMITED ("the Company"), hereby appoint the Chairman of the Meeting or, failing him[3], ____________________

of ____________________

as my/our proxy to attend and vote for me/us on my/our behalf at the Special General Meeting of the Company to be held at 10:00 a.m. on Wednesday, 2 May, 2007 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
To approve the disposal by the Company to Chevalier International Holdings Limited ("CIHL") of the IT Business (as more particularly described in the circular of the Company dated 4 April 2007) pursuant to the agreement dated 12 March 2007 entered into between the Company and CIHL (the "Agreement") and authorise the directors of the Company to take all necessary actions to complete the proposed transaction contemplated under the Agreement.		
SPECIAL RESOLUTION		
To approve the change of name of the Company to "Chevalier Pacific Holdings Limited" and the adoption of the new Chinese name of "其士泛亞控股有限公司" and to authorise the directors of the Company to take all necessary actions to effect the change of name.		

Signature: ____________________ Date: ____________________

Notes:

(1) Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the share capital of the Company registered in your name(s).

(3) If any proxy other than the chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or, failing him" herein and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **Any alteration made to this form of proxy should be initialled by the person who signs it.**

(4) **Please indicate with a "✓" in the relevant box how you wish the proxy to vote on your behalf.** If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorised on that behalf.

(6) In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

(7) To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof), must be completed and deposited at the Company's branch share registrars in Hong Kong, **Standard Registrars Limited**, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting. Delivery of this form of proxy will not preclude you from attending and voting in person at the Meeting and in such event, this form of proxy will be deemed to be revoked.

* *For identification purpose only*



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

RESULTS OF SPECIAL GENERAL MEETING

The Board is pleased to announce that the Ordinary Resolution in respect of the Disposal was duly passed by the Independent Shareholders by way of poll and the Special Resolution in respect of the change of name of the Company was duly passed by the Shareholders by way of poll at the SGM held on 2 May 2007.

Reference is made to the circular issued by the Company dated 4 April 2007 (the "**Circular**") in relation to, among others, the major and connected transaction in relation to the disposal of the IT Business of the Company and the proposed change of name of the Company. Capitalised terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that at the SGM held on 2 May 2007, the ordinary resolution for approving the Disposal (the "**Ordinary Resolution**") was duly passed by the Independent Shareholders by way of poll and the special resolution for approving the change of name of the Company (the "**Special Resolution**") was duly passed by the Shareholders by way of poll.

As at the date of the SGM, there were 190,155,871 Shares in issue. None of these 190,155,871 Shares entitle the holders to attend and vote only against the Ordinary Resolution and the Special Resolution at the SGM under the Listing Rules. As stated in the Circular, no Shareholder was required to abstain from the voting on the Special Resolution while CIHL and its associates, Dr. Chow and his associates, being connected persons of the Company who have interest in the Disposal, were required to abstain from voting on the Ordinary Resolution and have done so at the SGM. As at the date of the SGM, CIHL and its associates were interested in 107,822,933 and Dr. Chow and his associates were interested in 6,815,854 Shares. Accordingly, the number of Shares entitling the holders to attend and vote for or against the Ordinary Resolution at the SGM was 75,517,084 Shares, representing approximately 39.71% of the total issued share capital of the Company as at the date of the SGM. Holders of 36,340,933 and 143,556,799 Shares, representing approximately 19.11% and 75.49% of the total issued share capital of the Company, voted either in person, by proxy or corporate representative on the Ordinary Resolution and the Special Resolution at the SGM respectively. The branch share registrar of the Company in Hong Kong, Standard Registrars Limited, acted as the scrutineer of the vote-taking at the SGM.

Details of the poll results in respect of the Ordinary Resolution and the Special Resolution proposed at the SGM were as follows:

	Number of votes (%)	
	For	**Against**
Ordinary Resolution *(Note 1)*	36,340,933 Shares (100%)	Nil (0 %)
Special Resolution *(Note 2)*	143,556,799 Shares (100%)	Nil (0%)

Notes:

1. A total of 36,340,933 Shares were held by the holders who attended in person, by proxy or corporate representative and were entitled to vote on and were not required to abstain from voting on the Ordinary Resolution at the SGM. The percentages represent the number of votes cast as a percentage of such total number of Shares.

2. A total of 143,556,799 Shares were held by holders who attended in person, by proxy or corporate representative and were entitled to vote and were not required to abstain from voting on the Special Resolution at the SGM. The percentages represent the number of votes cast as a percentage of such total number of Shares.

As disclosed in the Circular, the proposed change of name of the Company is subject to (a) approval of the Shareholders by passing the Special Resolution; and (b) the Registrar of Companies in Bermuda granting approval for the change of name of the Company being granted by the Registrar of Companies in Bermuda. Now that the Special Resolution has been duly passed, the Company will apply to the Registrar of Companies in Bermuda for the change of name. The Company will make an announcement should the change of name of the Company become effective.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 2 May 2007

* *for identification only*

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive Directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

Please also refer to the published version of this announcement in The Standard.



CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

DISCLOSEABLE TRANSACTION

PLACING OF NEW SHARES

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED IN CHEVALIER iTECH HOLDINGS LIMITED AND SUSPENSION AND RESUMPTION OF TRADING

On 3 May 2007, CIHL and Dr. Chow have agreed to place, through their placing agent, DBS, 32,200,000 existing ordinary shares of HK$0.50 each in the share capital of CiTL to independent investors at a price of HK$3.70 per Share and CIHL has agreed to subscribe for 25,384,146 new Shares at the price of HK$3.70 per Share.

The Placing is to be placed by DBS on a best effort basis.

The 25,384,146 Subscription Shares represent approximately 13.35% of the existing issued share capital of CiTL of 190,155,871 Shares and approximately 11.78% of CiTL's issued share capital as enlarged by the Subscription of 25,384,146 Subscription Shares. The net proceeds from the Subscription of approximately HK$91.6 million will be used by the CiTL Group for working capital.

As at the date of this announcement, CIHL and Dr. Chow have approximately 56.70% and 3.58% interest in CiTL, respectively. The shareholding of CIHL in CiTL will be reduced to approximately 43.35% immediately upon completion of the Placing and approximately 50.02% immediately upon completion of the Subscription. Dr. Chow will cease to directly hold any shares in CiTL after the Placing and the Subscription.

Trading in the shares of CIHL and CiTL were suspended from 2:30 p.m. on 2 May 2007 at the request of CIHL and CiTL pending the issue of this announcement and applications have been made to the Stock Exchange for the resumption of trading of the shares of CIHL and CiTL from 9:30 a.m. on 4 May 2007.

The boards of directors of Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") (the "Directors") are pleased to announce that CIHL and Dr. Chow Yei Ching ("Dr. Chow" together with CIHL, the "Vendors" and each of them a "Vendor") have agreed to place, through the placing agent, DBS Asia Capital Limited ("DBS"), 32,200,000 existing ordinary shares (the "Placing Shares") of HK$0.50 each ("Shares") in the share capital of CiTL to independent investors at a price of HK$3.70 per Share (the "Placing") and CIHL will subscribe for 25,384,146 new Shares (the "Subscription Shares") at the price of HK$3.70 per Share (the "Subscription"). Details of the Placing and the Subscription are as follows:—

A. PLACING OF EXISTING SHARES

Major terms of the placing agreement dated 3 May 2007 (the "Placing Agreement"):—

Vendors:

CIHL, the controlling shareholder of CiTL
Dr. Chow, a director of CIHL and CiTL and a controlling shareholder of CIHL

Placing agent:

DBS

To the best of the Directors' knowledge, information and belief, the Directors confirm, having made all reasonable enquiries, that each of DBS and its ultimate beneficial owners is independent of, not connected with the directors, chief executive or substantial shareholders of CiTL or any of its subsidiaries or any of their respective associates (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules")).

As at the date of this announcement, DBS does not beneficially hold any Shares.

Placees:

The placees (which will be six or more individual, corporate and/or institutional investors) and their respective ultimate beneficial owners (i) will not be connected persons (as defined under the Listing Rules); (ii) will be third parties independent of and do not act in concert with any of the Vendors; (iii) are independent of CiTL and its connected persons (as defined under the Listing Rules); and (iv) will not be connected with the directors, chief executive or substantial shareholders of CiTL or any of its subsidiaries or any of their respective associates.

No placee will become a substantial shareholder of CiTL as a result of the Placing.

Placing price:

HK$3.70 per Placing Share. This price was agreed after arm's length negotiations and represents:—

(i) a discount of approximately 13.95% to the closing price of HK$4.30 per Share quoted on the Stock Exchange on 2 May 2007 (the "Suspension Date");

(ii) a discount of approximately 5.13% to the closing price of HK$3.90 per Share quoted on the Stock Exchange on 30 April 2007, being the last trading day of the Shares immediately before the Suspension Date;

(iii) a discount of approximately 1.18% to the average closing price of HK$3.744 per Share quoted on the Stock Exchange from 24 April 2007 to 30 April 2007, both dates inclusive, being the last five trading days of the Shares immediately before the Suspension Date;

(iv) a premium of approximately 3.38% over the average closing price of approximately HK$3.579 per Share as quoted on the Stock Exchange from 17 April 2007 to 30 April 2007, both dates inclusive, being the last ten trading days of the Shares immediately before the Suspension Date; and

(v) a premium of approximately 9.14% over the average closing price of approximately HK$3.39 per Share as quoted on the Stock Exchange from 15 March 2007 to 30 April 2007, both dates inclusive, being the last thirty trading days of the Shares immediately before the Suspension Date.

Rights

The Placing Shares will rank equally with the existing Shares.

Placing Shares

The 25,384,146 Placing Shares and 6,815,854 Placing Shares to be placed by CIHL and Dr. Chow, representing approximately 13.35% and 3.58% of the existing issued share capital of CiTL of 190,155,871 Shares, respectively.

The Placing is to be conducted by DBS on a best effort basis.

Completion of the Placing

Subject to no breach of representations, warranties, undertakings or obligations of CiTL or CIHL or Dr. Chow at or prior to completion of the Placing, the completion of the Placing will take place on or before 8 May 2007.

B. SUBSCRIPTION OF 25,384,146 NEW SHARES

Major terms of the subscription agreement dated 3 May 2007:—

Subscriber:

CIHL

Issuer:

CiTL

Subscription Shares:

The 25,384,146 new Shares to be issued under the Subscription represents approximately 13.35% of the existing issued share capital of CiTL and approximately 11.78% of the issued share capital of CiTL as enlarged by the issue of the Subscription Shares.

Subscription Price:

HK$3.70 per Subscription Share. On the basis of estimated net proceeds to CiTL of approximately HK$91.6 million from the Subscription, this represents a net price of HK$3.61 per Subscription Share to CiTL.

CiTL will bear the costs and expenses in connection with the Placing of the 25,384,146 Placing Shares and the Subscription of the 25,384,146 Subscription Shares. Dr. Chow will bear the costs and expenses incurred in respect of the Placing of the 6,815,854 Placing Shares. The costs and expenses for the Placing and the Subscription to be borne by CiTL is estimated to be approximately HK$2.3 million, which the Directors consider to be fair and reasonable.

General Mandate to issue Subscription Shares:

The Subscription Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the directors of CiTL by resolution of its shareholders passed at CiTL's annual general meeting held on 28 September 2006. CiTL is authorized to allot, issue or otherwise deal with up to 38,031,174 new Shares under the General Mandate. As at the date of this announcement, no Shares have been issued by CiTL under the General Mandate.

Ranking of the Subscription Shares

The Subscription Shares will rank equally with Shares in issue at the time of issue and allotment of the Subscription Shares.

Use of Proceeds

The net proceeds from the Subscription of approximately HK$91.6 million will be used by CiTL and its subsidiaries (the "CiTL Group") for the purpose of working capital.

Condition of the Subscription

The Subscription is conditional upon, inter alia:

a) completion of the Placing; and

b) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Subscription Shares to be issued under the Subscription.

Completion

Under the Listing Rules, the Subscription must be completed within 14 days from the date of the Placing Agreement, that is, on or before 17 May 2007 (or such later date as CiTL and CIHL may agree, such agreement not to unreasonably withheld or delayed and subject to compliance with the Listing Rules).

In the event that the conditions to the Subscription are not fulfilled by 17 May 2007, or in the event that the Subscription Shares are yet to be issued to CIHL by 17 May 2007, i.e. within 14 days after execution of the Placing Agreement, CiTL and CIHL may elect, subject to compliance with all requirements including the shareholders' approval in relation to connected transactions under the Listing Rules, to postpone completion of the Subscription to a later date to be agreed between CiTL and CIHL.

Application for listing

Application will be made by CiTL to the Stock Exchange to grant the listing of and permission to deal in the Subscription Shares.

C. EFFECTS OF THE PLACING AND THE SUBSCRIPTION

The shareholding of the Vendors in CiTL immediately before completion of the Placing, immediately after completion of the Placing but before completion of the Subscription, and immediately after completion of both the Placing and the Subscription are and will be as follows:—

Name of shareholders	Before the Placing		After the Placing		After the Placing and the Subscription	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Dr. Chow	6,815,854	3.58	0	0.00	0	0.00
CIHL	107,822,933	56.70	82,438,787	43.35	107,822,933	50.02
Other Directors	5,842,200	3.07	5,842,200	3.07	5,842,200	2.71
Public	69,674,884	36.65	101,874,884	53.58	101,874,884	47.27
Total	190,155,871	100.00	190,155,871	100.00	215,540,017	100.00

Note: Assumes that other than the Subscription Shares, no new Shares are issued or purchased by CiTL and other than the Placing Shares, no Shares are sold or purchased by the Vendors, in each case after the date of this announcement up to the date of the completion of the Subscription, and currently there are no convertibles in relation to the Shares.

D. REASON FOR THE PLACING AND SUBSCRIPTION

CiTL is an investment holding company. Upon completion of the disposal of the IT business, which has been approved by the independent shareholders at the special general meeting held on 2 May 2007, the CiTL Group will be principally engaged in food & beverage business. In view of the current market conditions, the directors of CiTL consider that the Placing and Subscription represents a good opportunity to raise capital for CiTL while broadening the shareholders base and the capital base of CiTL and also enables the CiTL Group to have a higher level of working capital to further develop its business.

The Directors (including the independent non-executive Directors) consider that the terms of the Placing and the Subscription are on normal commercial terms and are fair and reasonable based on the current market conditions and the Placing and the Subscription are in the interests of CIHL and CiTL and their respective shareholders as a whole.

E. DISCLOSEABLE TRANSACTION FOR CIHL

As a result of the placing of the Placing Shares, the interests of CIHL in CiTL would be reduced to approximately 43.35%, the Placing is considered as a discloseable transaction of CIHL. Upon completion of the Subscription, CIHL will hold approximately 50.02% of the issued share capital of CiTL. Baring any unforeseen circumstances, the reduction of CIHL's interest in CiTL is temporary and CiTL will be accounted as, and continue to be, a subsidiary of CIHL after the completion of the Subscription and CIHL will not sustain any gain and loss in such discloseable transaction.

F. CAPITAL RAISING ACTIVITY OF CiTL IN THE PAST 12 MONTHS

During the past 12 months, CiTL has carried out the following fund raising exercise:—

Date of announcement	Capital raising activity	Net proceeds raised	Use of proceeds
30 August 2006	Subscription of new shares	HK$44.6 million	HK$42.8 million has been applied as first tranche consideration payment for the acquisition of Sinochina Enterprises Limited ("SEL"). SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets.

G. GENERAL

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

CiTL is an investment holding company which, through its subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

According to the audited financial statements of CiTL, as at 31 March 2006, CiTL's total consolidated assets amounted to approximately HK$630,832,000 and total consolidated liabilities amounted to approximately HK$219,556,000 and consolidated profits before and after taxation for the year ended 31 March 2006 amounted to approximately HK$40,828,000 and HK$36,966,000, respectively. According to the audited financial statements of CiTL as at 31 March 2005, CiTL's total consolidated assets amounted to approximately HK$460,455,000 and total consolidated liabilities amounted to approximately HK$81,919,000 and consolidated profits before and after taxation for the year ended 31 March 2005 amounted to approximately HK$1,892,000 and HK$1,553,000 respectively.

Tradings in the shares of CIHL and CiTL were suspended from 2:30 p.m. on 2 May 2007 at the request of CIHL and CiTL pending the issue of this announcement and application has been made to the Stock Exchange for the resumption of trading of the shares of CIHL and CiTL from 9:30 a.m. on 4 May 2007.

By order of the board of directors of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By order of the board of directors of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 3 May 2007

As at the date of announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Tam Kwok Wing, Mr. Chow Vee Tsung, Oscar, Mr. Fung Pak Kwan, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors; and

the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER ITECH<00508> - Unusual price movement

The Stock Exchange has received a message from Chevalier iTech Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that save as disclosed in the joint announcement dated May 3, 2007 with Chevalier International Holdings Limited regarding the placing of shares, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Company Secretary

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Chow Vee Tsung, Oscar, Kuok Hoi Sang, Kan Ka Hon and Ms. Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Yonehara Shinichi, Wu King Cheong, and Kwong Man Sing.

May 4, 2007"

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Formerly known as Chevalier iTech Holdings Limited其士科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code : 508)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of the Company announces that with effect from 21 May 2007, Mr. CHANG Wan Lung, Robert was appointed as an Executive Director and Executive Committee Member of the Company.

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (formerly known as Chevalier iTech Holdings Limited 其士科技控股有限公司*) (the "Company") announces that with effect from 21 May 2007, Mr. CHANG Wan Lung, Robert was appointed as an Executive Director and Executive Committee Member of the Company.

Mr. CHANG Wan Lung, Robert, aged 43, joined Chevalier Group in 2005 and is currently General Manager of Business Development. He holds a Bachelor degree of Science from the University of San Francisco. Mr. Chang was with the Hong Kong Trade Development Council ("HKTDC") for more than 17 years, of which he held management positions of increase responsibility, culminating as Senior Product Promotions Manager. He also served as Director of Northern China in 1999 during his time with HKTDC.

Save as disclosed above, Mr. Chang has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is neither any service contract between the Company and Mr. Chang nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr. Chang will hold office until the next following annual general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. Mr. Chang will be entitled to an annual remuneration which will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there other matters concerning him that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to take this opportunity to welcome Mr. Chang to join the Board.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 21 May 2007

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Miss Lily Chow and Mr. Chang Wan Lung, Robert as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Formerly known as Chevalier iTech Holdings Limited其士科技控股有限公司*)

(Incorporated in Bermuda with limited liability)

(Stock Code : 508)

CHANGE OF COMPANY NAME

The Board is pleased to announce with effect from 4 May 2007, the English name of the Company has been changed from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" and the Chinese name "其士泛亞控股有限公司" has been adopted in lieu of "其士科技控股有限公司" for identification purpose.

The stock short name of the Company for trading in the Shares on the Stock Exchange will remain as "CHEVALIER ITECH 其士科技" for the time being. The new stock short name will be announced as soon as practicable.

Reference is made to the announcement of the Company dated 30 March 2007 (the "Announcement") and the circular of the Company dated 4 April 2007 (the "Circular") relating to, among others, the proposed change of name of the Company. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular.

CHANGE OF COMPANY NAME

The Board is pleased to announce that the change of name of the Company has been approved by the Shareholders at the SGM held on 2 May 2007 and the relevant certificate of change of name regarding the change of name of the Company to "Chevalier Pacific Holdings Limited" was issued by the Registrar of Companies in Bermuda on 14 May 2007 approving such change. Accordingly, the change of name of the Company was effective from 4 May 2007. The Chinese name "其士泛亞控股有限公司" has been adopted in lieu of "其士科技控股有限公司" for identification purpose.

SHORT STOCK NAME

The stock short name of the Company for trading in the Shares on the Stock Exchange will remain as "CHEVALIER ITECH 其士科技" for the time being. The new stock short name will be announced as soon as practicable.

TRADING ARRANGEMENT

The change of name of the Company will not affect any of the rights of the existing Shareholders. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and registration purposes. An arrangement has been made for free exchange of the existing share certificates of the Company for new share certificates printed in the new name of the Company. Shareholders may, if they so wish, during the period of one month from the date of this announcement, deliver existing share certificates in respect of the Shares held by them to the Company's branch share registrar and transfer office in Hong Kong,

Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, to exchange at the expense of the Company, for the new share certificates bearing the new name of the Company. After the expiry of such one-month period, share certificates of the Company will be accepted for exchange at the expense of the Shareholders. Such exchanges will incur a fee of HK$2.50 (or such higher amount as may from time to time be charged) for each of such certificate to be issued. From the date of this announcement, any issue of new share certificates will be in the new name of the Company.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 21 May 2007

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Miss Lily Chow and Mr. Chang Wan Lung, Robert as executive Directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code : 508)

CHANGE OF STOCK SHORT NAME

Reference is made to the announcement of the Company dated 21 May 2007 (the "**Announcement**") relating to, among others, the change of name of the Company. Capitalised terms used herein shall have the same meanings as those defined in the Announcement.

The Board announces that the stock short name of the Company for trading in the Shares on the Stock Exchange will be changed from "CHEVALIER ITECH" to "CHEVALIER PAC 其士泛亞" with effect from 28 May 2007. The stock code of the Company of "508" remains unchanged.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 22 May 2007

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Miss Lily Chow and Mr. Chang Wan Lung, Robert as executive Directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

END